LithiumArgentina

LITHIUM AMERICAS (ARGENTINA) CORP.
(FORMERLY LITHIUM AMERICAS CORP.)

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
to be held June 20, 2024

MANAGEMENT INFORMATION CIRCULAR

Dated: May 10, 2024

LETTER TO SHAREHOLDERS

Dear Fellow Lithium Americas (Argentina) Corp. Shareholders,

On behalf of the board of directors (the "**Board**") of Lithium Americas (Argentina) Corp. ("**Lithium Argentina**" or the "**Company**"), it is our pleasure to invite you to attend the annual and special meeting of shareholders on June 20, 2024 at 10:00 a.m. (Pacific Time) to be held virtually at https://meetnow.global/MU9LYN5 (the "**Meeting**").

This management information circular (the "**Circular**") provides you with information for purposes of voting on items of business that will be considered at the Meeting, including the election of directors, appointment of auditors, approval of an amended and restated equity incentive plan and, on an advisory basis, the approval of our approach to executive compensation.

2023 was a transformational year for the Company with the commencement of operations at the Caucharí-Olaroz site in Argentina and the completion on October 3, 2023 of its separation transaction into Lithium Americas (Argentina) Corp. and a new company spun out to our shareholders renamed "Lithium Americas Corp." to which the Company transferred its previously-held North American business unit. The Company retained its Argentine business unit, enabling it to focus on its activities in Argentina comprised of the 44.8% interest in Caucharí-Olaroz, the 100% interest in Pastos Grandes and the 65% interest in Sal de la Puna which the Company acquired in April, 2023. All of these achievements were the culmination of years of hard work, dedication and determination, and an over US$1 billion investment into northern Argentina. We are proud of the cross-cultural team that came together to diligently progress Caucharí-Olaroz, making it the success it is today. We are confident that the great work that has been done to date, will be the foundation for great achievements for the Company in the future.

As we look to the year 2024, the priority is completing the ramp up of Stage 1 of Caucharí-Olaroz and transitioning from development to operations. The project is well on its way to completing commissioning and is currently producing at approximately 50% capacity, making it already among the largest operations in Argentina. The operation is targeting to reach nameplate capacity on a limited basis by mid-2024 and maintain a level near capacity on steady state basis by the end of the year. The Company looks forward to advancing its role in providing such a critical input to the electric vehicle industry. While, the commissioning of the project has been going very well, we will remain cognizant of the market environment and will make thoughtful decisions to ensure that shareholder value is protected.

The recent agreement to prepare a regional development plan together with Ganfeng for their Pozuelos Pastos Grandes project and the Company's Pastos Grandes and Sal de la Puna projects is a potentially lucrative opportunity to organize the development of these assets in a logical way while maintaining optionality for offtake. The Company's strong balance sheet coupled with the high quality and low-cost nature of its brine assets in Argentina, will position it better to navigate the cyclical nature of the lithium market today and in the future.

Your votes are important to us. We encourage you to read the Circular in advance to allow meaningful participation in the voting process.

On behalf of everyone at Lithium Argentina, we appreciate your ongoing support of our Company.

Sincerely,

"*John Kanellitsas*"   "*Sam Pigott*"
John Kanellitsas   **Sam Pigott**
Executive Chair   President and Chief Executive Officer

NOTICE OF ANNUAL AND SPECIAL MEETING

NOTICE IS HEREBY GIVEN that the annual and special meeting (the "**Meeting**") of the holders ("**Shareholders**") of common shares ("**Common Shares**") of Lithium Americas (Argentina) Corp. (the "**Company**" or "**Lithium Argentina**") will be held virtually at https://meetnow.global/MU9LYN5 at 10:00 a.m. (Pacific Time) on June 20, 2024:

At the Meeting, Shareholders will be asked to consider the following matters:

1.   To receive the consolidated financial statements of the Company for the year ended December 31, 2023, together with the report of the auditors thereon.

2.   To set the number of directors (the "**Directors**") of the Company at eight (8).

3.   To elect Directors of the Company for the ensuing year.

4.   To appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditors of the Company for the ensuing year and to authorize the Directors to fix their remuneration.

5.   To approve the Company's amended and restated equity incentive plan.

6.   To approve a non-binding advisory resolution on the Company's executive compensation.

7.   To transact such other business as may properly come before the Meeting or any adjournment thereof.

The specific details of these matters to be put before the Meeting are set forth in the management information circular (the "**Circular**") accompanying this notice. The board of Directors (the "**Board**") has approved the contents of the Circular and the distribution of the Circular to Shareholders. The consolidated financial statements and related management's discussion and analysis of the Company for the financial year ended December 31, 2023 have been mailed to those Shareholders who have previously requested to receive them. Otherwise, they are available upon request to the Company or they can be found on the Company's website at http://lithium-argentina.com/investor-relations/AGM or on SEDAR+ www.sedarplus.ca. All Shareholders are reminded to review the Circular before voting.

Shareholders have the right to vote if they were a Shareholder of the Company at the close of business on April 30, 2024, the record date set by the Board for determining the Shareholders entitled to receive notice of and vote at the Meeting or any adjournment(s) or postponement(s) thereof.

Shareholders who are unable to attend the virtual Meeting are encouraged to vote their proxy by mail, internet or telephone. Shareholders will need the control number contained in the accompanying form of proxy in order to vote. Further information on how to vote at the virtual Meeting can be found in the section "*Voting Information – How to Vote*" in the Circular. To be valid, a Shareholders proxy must be received by the Company's transfer agent, Computershare Investor Services Inc., no later than 10:00 a.m. (Pacific Time) on June 18, 2024 or no later than 48 hours (excluding Saturdays, Sundays and statutory holidays) prior to the date on which the Meeting or any postponement or adjournment thereof is held.

Non-registered Shareholders who receive these materials through their broker or other intermediary are requested to follow the instructions for voting provided by their broker or intermediary, which may include the completion and delivery of a voting instruction form.

If you have any questions relating to the Meeting, please contact the Company at 778-653-8092 or by email at info@lithium-argentina.com.

DATED at Vancouver, British Columbia this 10th day of May, 2024.

On behalf of the Board of Directors

(signed) "*John Kanellitsas*"

Executive Chair

TABLE OF CONTENTS

SCHEDULES

GENERAL INFORMATION

DATE OF INFORMATION

All information in this management information circular (the "**Circular**") of Lithium Americas (Argentina) Corp. (the "**Company**" or "**Lithium Argentina**") is dated as of May 10, 2024 except as otherwise noted herein.

CURRENCY

This Circular contains references to United States dollars (**US$**) and Canadian dollars (**C$** or **$**). All dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars.

COMMITTEE ABBREVIATIONS

Committees of our Board are abbreviated in certain tables in this Circular as follows:

- Audit and Risk Committee – "**ARC**"

- Sustainable Development Committee – "**SDC**"

- Governance, Nomination, Compensation and Leadership Committee – "**GNCLC**".

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Holders of Common Shares (as defined below) as of the close of business on April 30, 2024 (the "**Record Date**"), are entitled to vote at the Meeting (as defined below) as a Shareholder (as defined below). Only Shareholders whose names have been entered in the register of shareholders as of the close of business on the Record Date will be entitled to receive notice of the Meeting and shall have one vote per Common Share (as defined below) at the Meeting. As of the Record Date, the Company had 161,212,995 fully paid and non-assessable Common Shares issued and outstanding. The Company's authorized capital consists of an unlimited number of common shares without par value (each, a "**Common Share**").

To the knowledge of the directors and executive officers of the Company, no person or company, directly or indirectly, beneficially owns or exercises control or direction over, 10% or more of the Common Shares.

Pursuant to an investor rights agreement dated February 16, 2023 as between the Company and General Motors Holdings LLC ("**GM**"), should GM hold 10% or more of the issued and outstanding Common Shares of the Company, it shall be entitled to designate one nominee for election to the board of directors of the Company (the "**Board**"). As of the Record Date, GM held 15,002,245 Common Shares, representing approximately 9.30% of the outstanding Common Shares.

MEETING REPRESENTATIONS

No person is authorized to give any information or to make any representation concerning the Meeting other than those contained in this Circular and, if given or made, such information or representation should not be relied upon as having been authorized.

ADDITIONAL INFORMATION

Financial information about us is included in our annual financial statements and management's discussion and analysis ("**MD&A**") for our most recently completed financial year. These documents, along with our annual information form, are filed under our profile on SEDAR+ (www.sedarplus.ca). Information concerning the Company, including printed copies of our annual financial statements and MD&A, may be obtained by any shareholder of the Company ("**Shareholder**") free of charge by contacting the Company at 778-653-8092 or by email at info@lithium-argentina.com.

SEPARATION TRANSACTION

On October 3, 2023, the Company completed a reorganization transaction by way of a statutory plan of arrangement under the laws of British Columbia (the "**Separation Transaction**"), pursuant to which the Company separated its previously-held North American business unit, comprised of a 100% interest in the Thacker Pass lithium project in Humboldt County, Nevada, as well as investments in Green Technology Metals Ltd. and Ascend Elements, Inc., into an independent public company named "Lithium Americas Corp." (formerly 1397468 B.C. Ltd.) ("**Lithium Americas (Newco)**"). The Company retained its Argentine business unit, comprised of the 44.8% interest in the Caucharí-Olaroz lithium project, the 100%-owned Pastos Grandes lithium project and the 65% interest in the Sal de la Puna Project.

In connection with the Separation Transaction, the Company's shareholders exchanged each of their Common Shares for one common share of Lithium Americas (Newco) and one new Common Share in a series of share exchanges.

Holders of all DSUs, RSUs and PSUs of the Company previously held (collectively, the "**Old LAC Units**") received, in lieu of such outstanding Old LAC Units, equivalent incentive securities of the Company (collectively, the "**Company Units**") and of Lithium Americas (NewCo) (collectively, the "**New LAC Units**"). In accordance with the Separation Transaction, each Old LAC unit was replaced with one New LAC Unit and 0.87 of a Company Unit (as adjusted pursuant to subsection 7(1.4) of the *Income Tax Act* (Canada)).

The Old LAC Units exchanged were cancelled. Incentive securities (other than PSUs) of one entity, being either the Company or Lithium Americas (NewCo), held by persons who were not employed as a director, officer, or employee or engaged as a service provider of that entity subsequent to the Separation Transaction, but are employed or engaged with the other entity, immediately vested and the holder of these incentive securities became entitled to receive the underlying share after completion of the Separation Transaction. The replacement PSUs of each of the Company and Lithium Americas (NewCo) continued, but are subject to the same time based vesting period as the old PSUs they replace and upon vesting thereof will be settled by the issuance of one (1) underlying share irrespective of the applicable performance multiplier to which the original old PSU was subject, except with respect to old PSUs that were fully vested prior to the Separation Transaction, in which case the replacement PSUs will be settled for the number of underlying shares determined based on the performance multipliers of the old PSUs they replaced.

References to "the Company" and information about "the Company" contained in this Circular for the period prior and up to October 3, 2023 pertain to the Company prior to the completion of the Separation Transaction, holding both the Argentine and North American business units. References to "the Company" and information about "the Company" contained in this Circular for the period commencing on and following October 3, 2023 pertain to the Company following the completion of the Separation Transaction, holding only the Argentine business unit. The Separation Transaction is described in the Company's management information circular dated June 16, 2023, which is available under our profile on SEDAR+ (www.sedarplus.ca).

FORWARD-LOOKING STATEMENTS

This Circular (including the letter attached thereto) and documents referred to herein include and incorporate statements that are prospective in nature that constitute forward-looking information and/or forward-looking statements within the meaning of applicable securities laws (collectively, "**forward-looking statements**"). Forward-looking statements include, but are not limited to, statements concerning the Company's future objectives and strategies to achieve those objectives, the Company's outlook for 2024 in the letter attached hereto, including, without limitation, with respect to the targeting timing to reach name plate capacity at Caucharí-Olaroz, the Company's plans with respect to its compensation and governance programs, the expected benefits of approving the Amended and Restated Incentive Plan Resolution and other business items at the Meeting, as well as other statements with respect to management's beliefs, plans, estimates and intentions, and similar statements concerning anticipated future events, results, circumstances, performance or expectations that are not historical facts. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "outlook", "objective", "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue", or similar expressions suggesting future outcomes or events.

Forward-looking statements reflect management's current beliefs, expectations and assumptions and are based on information currently available to management, management's historical experience, perception of trends and current business conditions, expected future developments and other factors which management considers appropriate. With respect to the forward-looking statements included in or incorporated into this Circular, we have made certain assumptions with respect to, among other things, that no unforeseen changes in the legislative and operating framework for the business of the Company, that the Company will meet its future objectives and priorities, that the Company will have access to adequate capital to fund its future projects and plans, that the Company's future projects and plans will proceed as anticipated, as well as assumptions concerning general economic and industry growth rates, commodity prices, currency exchange and interest rates and competitive conditions.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve known and unknown risks and uncertainties and other factors that could cause actual results to differ materially from those contemplated by such statements. Factors that could cause such differences include, but are not limited to: uncertainties inherent to feasibility studies and mineral resource and reserve estimates; global financial markets, general economic conditions, competitive business environments, and other factors that may negatively impact the Company's financial condition; the inability of the Company to secure sufficient additional financing to develop the Company's mineral projects; and all the other risk factors identified in the Company's latest annual information form.

All forward-looking statements included in this Circular are qualified by these cautionary statements. The forward-looking statements contained herein are made as of the date of this Circular and, except as required by applicable law, the Company does not undertake any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Readers are cautioned that the actual results achieved will vary from the information provided herein and that such variations may be material. Consequently, there are no representations by the Company that actual results achieved will be the same in whole or in part as those set out in the forward-looking statements.

VOTING INFORMATION

PROXY SOLICITATION

The Company is providing this Circular to Shareholders to solicit proxies for use at the annual general meeting (the "**Meeting**") of Shareholders to be held virtually at 10:00 a.m. (Pacific Time) on June 20, 2024.

The Company's management is primarily soliciting proxies by mail, but may also contact Shareholders by telephone, email, internet or other means of communication. The Company will pay the costs of soliciting proxies. The Company may also pay reasonable costs incurred by intermediaries who are registered owners of Common Shares (such as brokers, dealers, other registrants under applicable securities laws, nominees and/or custodians) to deliver the notice package to beneficial owners of such Common Shares. The Company will provide, without cost to such persons, upon request to the Vice President, Investor Relations and ESG of the Company, additional copies of the foregoing documents required for this purpose. The cost of solicitation will be borne by the Company. The Company may utilize the Broadridge QuickVoteTM service to assist Shareholders with voting their Common Shares.

WHO CAN VOTE

Holders of Common Shares as of the close of business on the Record Date, April 30, 2024, are entitled to vote at the Meeting as a Shareholder. Only Shareholders whose names have been entered in the register of shareholders as of the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting.

The Company's articles (the "**Articles**") provide that the quorum for the transaction of business at the Meeting is at least two (2) Shareholders who hold in aggregate at least 5% of the issued Common Shares entitled to vote at the Meeting. A simple majority of the votes cast at the Meeting, whether virtually, by proxy or otherwise, will constitute approval of any item of business considered at the Meeting.

VOTER TYPES

Voters fall into two (2) categories:

- Registered shareholders, meaning Shareholders whose share certificate is in the name of the holder; or

- Non-registered Shareholders, meaning beneficial Shareholders whose share certificate is registered in the name of an intermediary such as a brokerage firm, bank, trust company or clearing agency (for example, The Canadian Depository for Securities Limited commonly known as CDS, or Cede & Co.).

HOW TO VOTE

Voting occurs in advance of the Meeting by voting a proxy, or at the Meeting by attending online. How a Shareholder votes will vary depending on whether they are a registered Shareholder or a non-registered Shareholder (beneficial Shareholder):

Registered Shareholders

Registered shareholders may wish to vote by proxy whether or not they are able to attend the Meeting online. **Voting by proxy means the Shareholder appoints another individual – either the Company's management or any other person of their choice – to attend the Meeting and vote the Shareholder's Common Shares based on their instructions to the person. This person does not need to be a shareholder of the Company to be the Shareholder's proxy. The form of proxy enclosed with this Circular names the senior management of the Company who will vote the Shareholder's shares as proxy if they do not appoint another person.**

Proxies voted by the Company's management will be voted as follows:

a) FOR setting the number of directors at eight (8) for the ensuing year

b) FOR electing all director nominees

c) FOR appointing PricewaterhouseCoopers LLP, Chartered Professional Accountants ("**PwC**") as the Company's auditors

d) FOR approving the Company's amended and restated equity incentive plan

e) FOR approving the non-binding advisory vote in support of the Company's approach to executive compensation as described in this Circular

To exercise the right of appointing a person other than the Company's management as a proxy, a registered Shareholder must fill in the name of the person to be designated proxy in the space provided on the proxy form and return their proxy. The Shareholder must also register their proxyholder with Computershare Investor Services Inc. ("**Computershare**") at http://www.computershare.com/LithiumAmericasArgentina no later than 10:00 a.m. (Pacific Time) on June 18, 2024. Any registered Shareholder exercising this right must register their non-management proxyholder with Computershare to allow that person to receive a control number from Computershare. Failure to register will result in the proxyholder not receiving a control number to attend, participate or vote at the Meeting. Without a control number, the proxyholder will only be able to attend the Meeting online as a guest. Guests are unable to vote or ask questions.

Registered Shareholders electing to submit a proxy may do so by:

a) Mail – complete, sign, date and mail your proxy to Computershare Investor Services Inc., Proxy Department at 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1;

b) Fax – complete, sign, date and fax your proxy to Computershare at (416) 263-9524 or 1-866-249-7775;

c) Internet voting – vote your proxy online at www.investorvote.com using the 15-digit or 16-digit control number located at the bottom of your proxy; or

d) Telephone – vote your proxy by telephone at 1-866-732-VOTE (8683) (toll free within North America) or 1-312-588-4290 (outside North America).

In all cases, the proxy must be received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used. Proxies received after that time may be accepted by the Chair of the Meeting at such person's sole discretion. The Chair of the Meeting is under no obligation to accept late proxies.

Registered Shareholders may also choose to attend the Meeting virtually and vote their Common Shares at the Meeting through the online meeting platform, rather than voting by proxy. This means attending the Meeting virtually at the time set out on the Notice of Meeting and voting at that time.

The Company recommends Shareholders consider voting by proxy even if they plan to attend the Meeting virtually, in case they encounter technical difficulties using the online meeting platform.

Registered Shareholders can attend the Meeting virtually by following these steps:

a) At least a few minutes before the Meeting, go to the Computershare meeting platform website, https://meetnow.global/MU9LYN5

b) Login by clicking on "I have a Control Number" and entering the 15-digit control number on the proxy form

A "Virtual AGM User Guide" is available with the meeting materials on SEDAR+ and EDGAR.

Non-Registered Shareholders

The Company sends Meeting materials to intermediaries for delivery to non-registered Shareholders who have not waived the right to receive them and pays for delivery costs to objecting beneficial Shareholders.

If a non-registered Shareholder has not waived the right to receive Meeting materials, their intermediary is required for the delivery of the Meeting materials. The materials will generally include a voting instruction form ("**VIF**") that will allow non-registered Shareholders to vote their Common Shares.

The VIF should be completed, signed and returned to the non-registered Shareholder's intermediary. Non-registered Shareholders can also vote by telephone or online per the VIF instructions.

Should a non-registered Shareholder who received one of the above forms wish to vote at the Meeting (or have another person attend and vote on behalf of the non-registered Shareholder), the non-registered Shareholder must: (1) follow the instructions on the VIF to indicate that they (or such other person) will virtually attend and vote at the Meeting, and (2) register their appointment at http://www.computershare.com/LithiumAmericasArgentina. If the non-registered Shareholder completes these two steps within the required timeframe, then, prior to the Meeting, Computershare will contact the non-registered Shareholder by email with login details to allow login to the live webcast and voting at the Meeting using the Computershare meeting platform, available online at https://meetnow.global/MU9LYN5. **Non-registered Shareholders should carefully follow the instructions contained in the VIF of their intermediaries and contact them directly with any questions regarding the voting of Common Shares owned by them.** A "Virtual AGM User Guide" is available with the meeting materials on SEDAR+ and EDGAR.

Voting instructions must be received in sufficient time to allow for the VIF to be forwarded by the intermediary to Computershare no later than 10:00 a.m. (Pacific Time) on June 18, 2024.

To attend and vote at the Meeting, U.S. non-registered Shareholders must first obtain a valid legal proxy from their intermediary and then register in advance to attend the Meeting. The U.S. non-registered Shareholder must follow the instructions from their intermediary included with the notice package, or contract their intermediary to request a legal proxy form. After first obtaining a valid legal proxy from their intermediary, to then register to attend the Meeting, U.S. non-registered Shareholders must submit a copy of their valid legal proxy to Computershare. Requests for registration should be directed to Computershare by mail at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, or by email at USLegalProxy@computershare.com.

Requests for registration must be labeled as "Legal Proxy" and be received no later than 10:00 a.m. (Pacific Time) on June 18, 2024. Non-registered Shareholders will receive a confirmation of registration by email after Computershare receives the registration materials. All U.S. non-registered Shareholders must also register their appointment at the following link: http://www.computershare.com/LithiumAmericasArgentina.

VOTING CHANGES

Shareholders can make changes to how they have voted their Common Shares by proxy in advance of the Meeting.

A registered Shareholder who has given a proxy may revoke it at any time not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting time or, if adjourned, any reconvened meeting time by sending written notice of revocation signed by the registered Shareholder of their authorized attorney (or for corporations who are registered Shareholders, by an authorized officer or attorney under the corporate seal) to the Company's head office at Lithium Americas (Argentina) Corp., Suite 300, 900 West Hastings Street, Vancouver, British Columbia, V6C 1E5, Attention: Vice President, Investor Relations and ESG. A proxy may also be revoked in any other manner permitted by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the time of the revocation. A Shareholder attending the Meeting has the right to vote virtually and, if he or she does so, his or her proxy is nullified with respect to the matters such person votes upon and any subsequent matters thereafter to be voted upon at the Meeting.

A non-registered Shareholder wishing to change their vote must, at least seven (7) days before the Meeting, contact their intermediary to change their vote and follow their intermediary's instructions. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

EXERCISE OF DISCRETION

Common Shares represented by a properly executed proxy given in favour of the persons designated in the printed portion of the accompanying proxy at the Meeting will be voted or withheld from voting in accordance with the instructions contained therein on any ballot that may be called for and, if a Shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the Common Shares represented by the proxy shall be voted accordingly. **Except with respect to broker non-votes described below where no choice is specified, the proxy will confer discretionary authority and will be voted in favour of each matter for which no choice has been specified.**

Except with respect to broker non-votes described below, a proxy when properly completed and delivered and not revoked also confers discretionary authority upon the person appointed as proxy thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of posting this Circular in accordance with Notice-and-Access (as defined below), management of the Company knows of no such amendments, variations or other matters to come before the Meeting. However, if any other matters which are not known to the management of the Company should properly come before the Meeting, the Common Shares represented by proxies given in favour of management nominees will be voted in accordance with the best judgement of the nominee.

Under rules of the New York Stock Exchange ("**NYSE**"), brokers and other intermediaries holding shares in street name for their customers are generally required to vote these shares in the manner directed by their customers. If their customers do not give any direction, brokers may vote the securities at their discretion on routine matters, but not on non-routine matters. Other than the proposals to set the number of directors and for the appointment of our auditor, we believe all of the other matters to be voted on at the Meeting are non-routine matters and brokers governed by NYSE rules may not vote the securities held in street name for their customers in relation to these items of business without direction from their customers. The absence of a vote on a non-routine matter is referred to as a broker non-vote. Any securities represented at the Meeting but not voted (whether by abstention, broker non-vote or otherwise) will have no impact in the election of directors or any other matter to be voted on at the Meeting, except to the extent that the failure to vote for an individual nominee results in another individual receiving a larger proportion of votes cast for the election of directors. For purposes of the Company's Majority Voting Policy (as defined below), a broker non-vote is not considered to be a withhold vote.

TECHNICAL REQUIREMENTS

Participants attending the Meeting online to vote, should ensure they are entitled to vote and are connected to the internet at all times to allow them to vote on the resolutions during the polling periods for each matter put before the Meeting. Participants are responsible for ensuring they have internet connectivity at all times during the Meeting. Participants will also need to have the latest version of Chrome, Safari, Edge or Firefox. The platform does not support access using Internet Explorer. As internal network security protocols (such as firewalls or VPN connections) may block access to the Computershare meeting platform, participants should use a network that is not restricted by the security settings of any organization or that has disabled any VPN settings. Logging in at least an hour before the start of the Meeting is recommended to ensure participants are able to access the online platform. Participants who are having technical difficulties with access, can contact 1-888-724-2416 for technical assistance.

Non-registered Shareholders who wish to vote at the Meeting are responsible for appointing themselves or a third party as a proxyholder and submitting their proxy form with third party appointment details complete to Computershare and registering the third party appointment online with Computershare in advance of the Meeting at http://www.computershare.com/LithiumAmericasArgentina.

The Company believes that Shareholder participation at meetings is important, regardless of the online format for the Meeting. As such, the Meeting platform the Company has selected allows for registered Shareholders to ask written questions during the Meeting, and during any subsequent Company presentation. This facilitates a similar level of interaction as would be expected at an in-person meeting.

Questions will be answered by the Chair of the Meeting, or by the Company's senior management in that person's discretion. The Company may choose not to answer any question that is asked of them if they determine the question is inappropriate for any reason.

NOTICE TO U.S. SHAREHOLDERS

This Circular is prepared in accordance with applicable disclosure requirements in Canada. As a "foreign private issuer" under the United States Securities Exchange Act of 1934, as amended (the "**U.S. Exchange Act**"), the Company is exempt from proxy solicitation requirements in the United States. This means that the content of this Circular may be different from proxy circulars prepared by domestic issuers in the United States who follow U.S. Exchange Act requirements.

NOTICE-AND-ACCESS

The Company is using the notice-and-access provisions ("**Notice-and-Access**") under National Instrument 54-101 – *Communications with Beneficial Owners of Securities of a Reporting Issuer* and National Instrument 51-102 – *Continuous Disclosure Obligations* to distribute the proxy-related materials (including this Circular), the audited financial statements of the Company for the year ended December 31, 2023 and related auditor's report and MD&A to Shareholders. This allows the Company to post electronic versions of the meeting materials on SEDAR+ at www.sedarplus.ca, and on the Company's website at http://lithium-argentina.com/investor-relations/AGM instead of mailing paper copies to Shareholders. Notice-and-Access is more environmentally friendly, reduces the use of paper and certain physical delivery-related emissions, and more cost effective for the Company, as it reduces print and mailing costs.

Shareholders still have the right to request paper copies of the Meeting materials posted online by the Company under Notice-and-Access if they choose. The Company will not use the "stratification" procedure for Notice-and-Access, where a paper copy of the Meeting materials is provided along with the notice package. Shareholders may ask the Company additional questions about Notice-and-Access by calling 778-653-8092 or emailing info@lithium-argentina.com.

The Meeting materials are available under the Company's profile on SEDAR+ and on the Company's website at http://lithium-argentina.com/investor-relations/AGM. The Company will provide paper copies of the Meeting materials including proxy-related materials such as the Circular, the audited financial statements of the Company for the year ended December 31, 2023, the auditor's report and the related MD&A free of charge, for a period of up to one year from the date the Circular is filed on SEDAR+.

For non-registered Shareholders with a 16-digit control number please call 1-877-907-7643 or visit www.proxyvote.com and enter the 16-digit control number located on your voting instruction form. For registered Shareholders, or those Shareholders without a 16-digit control number or who are dialing from outside North America, please call Toll Free Number: 1-844-916-0609 or Direct Dial: 1-303-562-9305 (English) or Toll Free Number: 1-844-973-0593 or Direct Dial: 1-303-562-9306 (French).

Shareholders who wish to receive a paper copy of the Meeting materials in advance of the Meeting should submit their request to the Company no later than June 10, 2024, to allow themselves sufficient time to receive and review the materials before the proxy submission deadline of 10:00 a.m. (Pacific Time) on June 18, 2024. The Company will send materials within three (3) business days of receiving a request if the request is received before the Meeting date, or within 10 days if received on or after the Meeting date. Shareholders should consider emailing their request to the Company and requesting an electronic copy of the materials to ensure they have sufficient time to review the materials, in which case requests should be sent to the Company by June 10, 2024.

Shareholders will be sent a paper copy of a notice package under Notice-and-Access by pre-paid mail containing: (i) a notification about the Company's use of Notice-and-Access with instructions about how to access the proxy-related materials online, and (ii) for registered Shareholders, a form of proxy, or for non-registered Shareholders a VIF.

ITEMS OF BUSINESS

At the Meeting, the following items of business will be conducted:

RECEIVE FINANCIAL STATEMENTS

Shareholders will receive a link to the audited consolidated financial statements and the auditor's report for the fiscal year ended December 31, 2023. These materials are also available at www.lithium-argentina.com.

SET NUMBER OF DIRECTORS ON THE BOARD

Shareholders will be asked to approve setting the number of directors for the Company at eight (8).

Management recommends a vote FOR setting the number of directors at eight (8).

ELECT DIRECTORS

Shareholders will be asked to vote on the election of eight (8) directors to the Board, who will serve until the Company's next annual meeting of shareholders, or until a successor is elected or appointed in accordance with the Articles of the Company and applicable corporate law. All nominees standing for election have confirmed they are eligible and willing to serve. See page 13 for information about each of the nominees and for general information about the Board.

Management recommends a vote FOR each of the nominated directors. In the absence of instructions to the contrary, the accompanying proxy will be voted FOR the nominees listed herein. Shareholders may vote 'for' or 'withhold' for each of the nominees.

APPOINT THE AUDITOR

Voting will occur by Shareholders on the appointment of PwC, to serve as auditors of the Company and for their remuneration to be set by the Board. PwC has served as the Company's auditor since August 2015. See page 12 for details about fees paid to the auditors.

Management recommends a vote FOR the appointment of the Company's auditors. In the absence of instructions to the contrary, the accompanying proxy will be voted FOR the appointment of PwC as auditors of the Company for the ensuing year and the authorization of the directors to fix their remuneration.

The Company's Audit and Risk Committee currently consists of Robert Doyle (Chair), George Ireland and Calum Morrison. National Instrument 52-110 – *Audit Committees* provides that a member of an audit committee is "independent" if the member has no direct or indirect material relationship with the Company, which could, in the view of the Board, reasonably interfere with the exercise of the member's independent judgement. The Board has determined that all members of the Audit and Risk Committee are "independent" directors.

APPROVAL OF AMENDED AND RESTATED INCENTIVE PLAN

Shareholders will be asked to consider and, if deemed appropriate, pass the Amended and Restated Incentive Plan Resolution, the full text of which is located below.

The Company is proposing to make certain amendments to the Company's current amended and restated equity incentive plan (the "**Incentive Plan**") that require Shareholder approval in accordance with the amendment provisions of the Incentive Plan in addition to the requirements of the Toronto Stock Exchange (the "**TSX**") Company Manual. While the Company is technically the surviving entity of the Separation Transaction, much of the capacity of the Incentive Plan was granted in the Company's prior iteration, to executives, staff and Board members that are now part of Lithium Americas (NewCo) and are no longer Participants under the existing Incentive Plan. In order to fulfill the Company's pay-for-performance compensation philosophy and create alignment between the newly reconstituted Board, executive team, staff and shareholders, the Company is seeking additional flexibility in the Incentive Plan by way of certain corporate governance related amendments and an increase to the aggregate number of Common Shares that may be subject to issuance.

Subsequent to the Separation Transaction, the Board made certain corporate governance related amendments to the definition of "Eligible Director" under the current Incentive Plan and the participation limits of non-employee directors that require Shareholder approval pursuant to the TSX Company Manual, as well as certain housekeeping and other non-substantive amendments to the Incentive Plan as it pertains to United States participants. In particular, the definition of "Eligible Director" and the participation limits on non-employee directors in section 7.1 of the Incentive Plan were amended to: (i) clarify that only non-employee directors qualify as Eligible Directors for the purposes of Part 5 of the Incentive Plan (i.e. participate in awards of DSUs), (ii) denominate the non-employee director limits in section 7.1 of the Incentive Plan in United States dollars rather than Canadian dollars, which is more reflective of the Company's reporting and functional currency, and (iii) expand the exceptions for the calculations of the non-employee director limits to fully discount from such limits initial securities granted under securities-based compensation arrangements to a person who was not previously a director of the Company, upon such person becoming or agreeing to become a director of the Company and to also discount securities-based compensation arrangements held by directors the Company prior to the Separation Transaction completed on October 3, 2023 (collectively, the "**Governance Incentive Plan Amendments**"). An aggregate of 325,000 DSUs and 600,000 Options at exercise prices of US$5.40 and US$5.56 per Common Share have been granted to Robert Doyle and Calum Morrison, and George Ireland and Diego Lopez Casanello, respectively, who are independent directors of the Company, the settlement or exercise of a portion of such awards that would exceed the non-employee director limits under section 7.1 of the Incentive Plan being conditional upon the non-employee director limitations forming part of the Governance Incentive Plan Amendments being approved by Shareholders. See "*Corporate Governance, Director Compensation*" below for more information with respect to the compensation, including incentive securities, awarded to our independent directors in 2023.

The Board approved further amendments to the Incentive Plan to transition the Incentive Plan from a "fixed" equity incentive plan to a "rolling" equity incentive plan pursuant to which the aggregate number of Common Shares that may be subject to issuance, together with any other securities-based compensation arrangements of the Company, will not exceed 8% of the issued and outstanding Common Shares from time to time (the "**Rolling Plan Amendment**" and with the Governance Incentive Plan Amendments, the "**Incentive Plan Amendments**"). The Rolling Plan Amendment will allow the number of Common Shares available under the Incentive Plan to automatically adjust with changes in the number of issued and outstanding Common Shares. The aggregate number of Common Shares that may be subject to issuance under the current Incentive Plan, together with any other securities-based compensation arrangements of the Company, is fixed at 14,400,737 Common Shares (representing approximately 8.93% of the issued and outstanding Common Shares as of the Record Date). As of the date hereof, there are 2,437,627 RSUs, 542,310 PSUs, 445,620 DSUs and 1,870,000 Options outstanding, (entitling the holders thereof to acquire a maximum of 5,295,557 Common Shares, after giving effect to the maximum performance multipliers applicable to PSUs, representing 3.28% of the Common Shares based on the current number of Common Shares outstanding). If the Rolling Plan Amendment is approved, 7,601,481 Common Shares will be available for the grant of additional future awards under the new Amended and Restated Incentive Plan (as defined below) representing 4.71% of the Common Shares based on the current number of Common Shares issued and outstanding with additional Common Shares being available for grants upon the Company issuing additional Common Shares from time to time (the "**Unallocated Entitlements**").

The collective amendments to the Incentive Plan since it was last presented to Shareholders on July 31, 2023 as part of the approval of the plan of arrangement for the Separation Transaction are reflected in the blackline of the amended and restated equity incentive plan (the "**Amended and Restated Incentive Plan**"), which is attached as Schedule "A" to this Circular. The TSX has approved the Amended and

Restated Incentive Plan. For a description of the Amended and Restated Incentive Plan, please refer to "*Summary of Amended and Restated Incentive Plan*" starting on page 57.

At the Meeting, Shareholders will be asked to consider, and if thought advisable, pass an ordinary resolution by simple majority vote, the text of which is set out below, approving the Incentive Plan Amendments, the Amended and Restated Incentive Plan and the Unallocated Entitlements (the "**Amended and Restated Incentive Plan Resolution**"). If at the Meeting, Shareholders do not approve the Amended and Restated Incentive Plan Resolution, the current Incentive Plan, with certain housekeeping and other non-substantive amendments to the Incentive Plan as it pertains to United States participants that do not require Shareholder approval under the TSX Company Manual, will remain as the Company's equity incentive plan.

BE IT RESOLVED THAT:

1. *The amended and restated equity incentive plan of Lithium Americas (Argentina) Corp. (the "**Company**") as last amended by the board of directors of the Company (the "**Board**") dated May 10, 2024 (the "**Amended and Restated Incentive Plan**"), including, without limitation, the "Incentive Plan Amendments", substantially as described in the management information circular of the Company dated May 10, 2024 with respect to the Company's annual general and special meeting of shareholders to be held on June 20, 2024 (the "**Meeting**") be and are hereby authorized, approved, ratified and confirmed;*

2. *The Board be and is hereby authorized to reserve a sufficient number of common shares in the capital of the Company to satisfy the requirements under the Amended and Restated Incentive Plan;*

3. *All unallocated awards issuable pursuant to the Amended and Restated Incentive Plan be and are hereby authorized and approved;*

4. *The Company be and is hereby authorized to continue granting awards under the Amended and Restated Incentive Plan until June 20, 2027, being three years from the date of the Meeting; and*

5. *Any one more of the directors or officers of the Company be and is hereby authorized and directed to perform all such acts, deeds and things, execute or deliver all such documents and other writings, including treasury orders, as may be required to give effect to the intent of the foregoing resolutions.*

Management recommends a vote FOR the approval, with or without variation, of the Amended and Restated Incentive Plan Resolution. In the absence of instructions to the contrary, the accompanying proxy will be voted FOR the Amended and Restated Incentive Plan Resolution

APPROACH TO EXECUTIVE COMPENSATION

In line with its past practices, the Company will hold an advisory vote of Shareholders on its approach to executive compensation, as it believes it is important to ascertain Shareholder feedback on its practices in this area. The Company will disclose the results of the vote as part of its report on the voting results for the Meeting. The advisory vote is non-binding on the Company and it remains the duty of the Board to develop and implement appropriate executive compensation policies. However, the Board will take the results into account when considering the executive compensation plans and policies of the Company for future periods, recognizing that 2023 was a very unique transformational year for the Company with the completion of the Separation Transaction, the bringing of Caucharí-Olaroz into production and the significant changes in its human capital composition with the reconstitution of its management team.

For details regarding the Company's executive compensation program and decisions made by the Board concerning executive pay for 2023, see the disclosure under the heading "*Executive Compensation*" starting on page 39.

Management recommends a vote FOR the non-binding advisory resolution on the Company's approach to executive compensation. In the absence of instructions to the contrary, the accompanying proxy will be voted FOR the non-binding advisory resolution on the Company's approach to executive compensation.

<u>**OTHER BUSINESS CONDUCT**</u>

The Company is not aware of any other business that may be raised at the Meeting. If any other matters do arise, management who is named in the proxy intend to vote on any poll using their best judgement. They will exercise discretionary authority when considering any amendments or variations of matters set out in the Notice of Meeting, or other matters that may properly come before the Meeting or any adjournment.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a director or executive officer of the Company at any time since the beginning of the Company's last completed financial year, nor any proposed nominee for director of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors or the approval of the Amended and Restated Incentive Plan.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as set out in this Circular, or in the Company's annual information form (including without limitation, with respect to the interest of certain directors and officers of the Company in securities of the Company exchanged in connection with the Separation Transaction), annual financial statements and MD&A for its most recently completed financial year filed pursuant to applicable Canadian provincial securities laws and which are available on SEDAR+, no person who has been a director or executive officer of the Company, nor any proposed nominee for director of the Company, nor any person or company who beneficially owns, directly or indirectly, or who exercises control or direction over (or a combination of both) more than 10% of the issued and outstanding Common Shares, nor any associate or affiliate of those persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction since the beginning of the Company's last completed financial year which has materially affected or would materially affect the Company or its subsidiaries.

AUDIT FEES

The following table sets forth the fees billed to the Company and its subsidiaries by PwC for services rendered during the years ended December 31, 2023 and 2022:

	2023	2022
Audit fees[1]	$1,600,500	$652,543
Audit-related fees[2]	-	-
Tax fees[3]	$170,300	$157,330
All other fees[4]	$6,440	$1,440
Total	$1,777,240	$811,313

Notes:
(1)   The aggregate audit fees billed by the Company's auditor.
(2)   Audit-related fees refers to the aggregate fees billed for assurance and related services that are reasonably related to the

performance of the audit or review of the Company's financial statements and are not reported under audit fees.

(3) The aggregate fees billed (or accrued) for professional services provided by the auditor rendered for tax compliance, tax advice and tax planning.

(4) All other fees represent fees for an audit of the Company's report prepared pursuant to the *Extractive Sector Transparency Measure Act* in Canada.

DIRECTORS DISCLOSURE

ADVANCE NOTICE FOR NOMINATIONS

Further to the Company's advance notice requirements, any Shareholder who wishes to nominate a candidate to stand for election as a director must provide advance notice to the Vice President, Investor Relations and ESG (In lieu of the Corporate Secretary) by personal delivery or email. Notice must be delivered at least 30 days before the date of the Meeting, resulting in a delivery date no later than May 21, 2024. Additional advance notice requirements are set out in the advance notice provisions in the Company's Articles available on our website (www.lithium-argentina.com).

MAJORITY VOTING POLICY

The Company has a majority voting policy that establishes requirements for the election of directors at uncontested meetings of Shareholders (the "**Majority Voting Policy**"). Under the policy, nominees are required to stand for election individually and not as a slate. Any nominee who receives a majority of "withheld" or "against" votes (50% + 1) is deemed to have tendered their resignation to the Board. The Board has the discretion, on recommendation from the Governance, Nomination, Compensation and Leadership Committee, to decline any deemed resignation within 90 days of the meeting at which the election occurred, but doing so will require the Company to issue a press release pursuant to the Majority Voting Policy. The nominee would be excluded from Board and committee meetings until a decision is made on whether to accept the nominee's deemed resignation. Any acceptance of a deemed resignation will create a vacancy on the Board that can be filled as permitted by applicable corporate law in British Columbia, including a Board appointment of a new nominee.

NOMINEES

As a result of the Separation Transaction, our Board was reconstituted in October 2023 to be comprised of John Kanellitsas, George Ireland, Diego Lopez Casanello, Robert Doyle, Franco Mignacco and Calum Morrison. On March 19, 2024, Sam Pigott and Monica Moretto were appointed to the Board. At the Meeting, Shareholders will be asked to elect these eight (8) nominees as directors of the Company. Each director nominee elected will hold office until their successor is elected at the next annual meeting of Shareholders, or any postponement(s) or adjournment(s) thereof, or until their successor is otherwise elected or appointed.

The following tables set out information regarding nominees for election as directors, including, but not limited to, the names, province or state and country of residence, the offices they hold within the Company, their principal occupations, business or employment within the five preceding years, the period or periods during which each director has served as a director, areas of expertise, attendance of meetings during the 2023 fiscal year (if applicable) and the number of securities of the Company that each beneficially owns, directly or indirectly, or over which control or direction is exercised, as of the date of this Circular:

JOHN KANELLITSAS, Executive Chairman Florida, USA	
Mr. Kanellitsas is the Executive Chairman of the Company. He joined the former Lithium Americas Corp. in June 2013 and has been as a director of the Company and has served in various executive roles with the Company since September 2015. He also served as the Interim Chief Executive Officer from October 2023 until March 2024. Mr. Kanellitsas also serves as a director of Largo Physical Vanadium Corp. and Lithium Royalty Corp.	Non-Independent Age: 62

He has over 25 years of experience in the investment banking and asset management industries. He co-founded and was a partner of Geologic Resource Partners, LLP, where he served as its Chief Operating Officer from 2004 to 2014. Prior to Geologic, Mr. Kanellitsas was employed by Sun Valley Gold, LLC and Morgan Stanley & Co. in New York and San Francisco.

Mr. Kanellitsas has a Bachelor of Science in Mechanical Engineering from Michigan State University and a Master of Business Administration from the University of California in Los Angeles.

2023 AGM Voting Results	Other Public Company Boards and Committees
97.24% voted for, 2.58% withheld	Largo Physical Vanadian Corp.
	Lithium Royalty Corp.

2023 Meeting Attendance		
Board	8 of 8	100%
SDC	1 of 1	100%

Securities Ownership Details				
Common Shares	RSUs	PSUs	DSUs	Options
Direct 2,116,260 Indirect 88,445[1]	1,051,579	27,870[2]	-	250,000

(1)   Held by Mr. Kanellitsas' spouse.
(2)   PSUs are satisfied in Common Shares on a one-for-one basis.

SAM PIGOTT, President and CEO[1]	
Ontario, Canada	
Mr. Pigott joined the Company as President and Chief Executive Officer on March 18, 2024 and as a director on March 19, 2024. Prior to this, he served as Head of Business Development, North America of Ganfeng Lithium Co., Ltd. ("**Ganfeng**") from October 2018 to March 2024. Before joining Ganfeng in 2018, Mr. Pigott worked in several financial and investment banking institutions in a variety of senior roles.	Non-Independent Age: 41
Mr. Pigott holds a Master of Business Administration from Oxford University and a Bachelor of Arts in Economics and History from McGill University.	

2023 AGM Voting Results	Other Public Company Boards and Committees
N/A	N/A

2023 Meeting Attendance		
Board	N/A	N/A

Securities Ownership Details				
Common Shares	RSUs	PSUs	DSUs	Options
39,269	200,000	-	-	250,000

(1)   The Company appointed Sam Pigott as President and Chief Executive Officer effective on March 18, 2024, with Mr. Kanellitsas (the Company's former President and Interim Chief Executive Officer) continuing in his role as Executive Chairman. Mr. Pigott was also appointed to the Company's Board effective March 19, 2024.

GEORGE IRELAND, Lead Director	
Massachusetts, USA	
Mr. Ireland joined the Company as a director in November 2015. He has over forty years of experience in the mining and metals industry in positions ranging from field geologist and operations, to banking and venture capital. In 2004, Mr. Ireland founded Geologic Resource Partners LLP and serves as Chief Investment Officer and CEO. He previously held various roles as an analyst and partner with investment firms including Knott Partners LP, Cleveland Cliffs Inc., the Chase Manhattan Bank, ASARCO Inc. and Ventures Trident LP.	Independent Director Age: 67
He graduated from the University of Michigan with a BSc degree from the School of Natural Resources and is a Fellow in the Society of Economic Geologists.	

2023 AGM Voting Results	Other Public Company Boards and Committees
97.71% voted for, 2.29% withheld	Amerigo Resources Ltd.

	Heliostar Metals Corp.	
2023 Meeting Attendance		
Board	8 of 8	100%
ARC	8 of 8	100%
GNCLC	1 of 1	100%
SDC	1 of 1	100%
Securities Ownership Guidelines – Independent Directors		

Common Shares	DSUs	Options	Total Securities	Total Market Value*
3,256,186	212,900	150,000	3,619,086	US$19,114,663.86

* Based on the NYSE closing price of US$5.51 per Common Share on May 9, 2024. The total market value amount is in respect of the Common Shares and DSUs held, and excludes Options which are not factored into share ownership calculations under the Share Ownership Policy.

DIEGO LOPEZ CASANELLO, Director[1]
North Carolina, USA

Mr. Casanello joined the Company as a director in October 2023 with the Separation Transaction. He has served as Chief Executive Officer of Farmers Business Network, Inc. (farmer-to-farmer network and e-commerce platform) since March 2024; Managing Partner of Vidavo Ventures (venture capital firm focused on decarbonization technologies) since March 2022; and Executive Advisor to New Mountain Capital LLC (private equity firm) since June 2021. Prior to this he served as Former President and Chief Operating Officer of UPL Limited (global agricultural and specialty chemicals manufacturer) from March 2019 to May 2021 and as the Chief Executive Officer of Arysta LifeScience Corporation (global agricultural chemicals manufacturer) from February 2016 to February 2019, following its sale in July 2018 to UPL. He currently serves on the board of Profile Products LLC since November 2021 (environmental solutions). Mr. Casanello started his career at chemical manufacturer BASF SE and worked in senior executive positions in Europe, Asia, South and North America, including as Managing Director of BASF Argentina S.A. and leading the Oilfield and Mining Chemicals business in North America. He has extensive M&A experience and holds a BA in Business Administration from the University of Hagen.	Independent Director Age: 50

2023 AGM Voting Results	**Other Public Company Boards and Committees**
N/A	N/A

2023 Meeting Attendance		
Board	2 of 2	100%
SDC	1 of 1	100%
Securities Ownership Guidelines – Independent Directors		

Common Shares	DSUs	Options	Total Securities	Total Market Value*
50,000	75,000	150,000	275,000	US$688,750.00

(1)   Mr. Casanello was appointed to the Company's Board effective October 3, 2023 with the Separation Transaction.
* Based on the NYSE closing price of US$5.51 per Common Share on May 9, 2024. The total market value amount is in respect of the Common Shares and DSUs held, and excludes Options which are not factored into share ownership calculations under the Share Ownership Policy.

ROBERT DOYLE, Director[1]
British Columbia, Canada

Mr. Doyle joined the Company as a director in October 2023 with the Separation Transaction. He has been a corporate director since June 2016, serving on the boards of Faraday Copper Corp. (development-stage copper company) since April 2022, OreZone Gold Corp. (TSX-listed gold producer) since June 2022 and Maverix Metals Inc. (royalty streaming company) from June 2016 until its acquisition by Triple Flag Precious Metals Corp. in January 2023. He previously served as Chief Financial Officer of Pan American Silver Corp. (TSX and NASDAQ-listed, leading producer of silver) from January 2004 until retiring in March 2022.	Independent Director Age: 55

Mr. Doyle has over 20 years of international experience in corporate finance, functional management and capital markets roles. Mr. Doyle holds a BSc of Finance from the University of Cape Town and is a Chartered Accountant in South Africa and Chartered Financial Analyst in Canada.

2023 AGM Voting Results	Other Public Company Boards and Committees
N/A	Faraday Copper Corp. Orezone Gold Corporation

2023 Meeting Attendance		
Board	2 of 2	100%
ARC	2 of 2	100%
GNCLC	1 of 1	100%

Securities Ownership Guidelines – Independent Directors				
Common Shares	DSUs	Options	Total Securities	Total Market Value*
4,500	75,000	150,000	229,500	US$438,045.00

(1)   Mr. Doyle was appointed to the Company's Board effective October 3, 2023 with the Separation Transaction.
* Based on the NYSE closing price of US$5.51 per Common Share on May 9, 2024. The total market value amount is in respect of the Common Shares and DSUs held, and excludes Options which are not factored into share ownership calculations under the Share Ownership Policy.

FRANCO MIGNACCO, President of Minera Exar[3]	
Jujuy, Argentina	
Mr. Mignacco has been a director of the Company since September 2015 and serves on the board of Full Circle Lithium Corp. since April 21, 2023. He has served as President of Minera Exar S.A. ("**Minera Exar**") since June 2013, overseeing operations and development of the Cauchari-Olaroz mineral project. Previously, he was the Vice Chairman of the former Lithium Americas Corp. from June 2013 to September 2015 prior to its merger with Western Lithium USA Corp. Mr. Mignacco holds an MBA from San Andres University in Buenos Aires, Argentina and a mining degree with honours from Universidad Austral, Buenos Aires, Argentina.	Non-Independent Age: 41

2023 AGM Voting Results	Other Public Company Boards and Committees
98.18% voted for, 1.82% withheld	Full Circle Lithium Corp.

2023 Meeting Attendance		
Board	8 of 8	100%
SDC	1 of 1	100%

Securities Ownership Details				
Common Shares	RSUs	PSUs	DSUs	Options
Direct 1,743,934 Indirect 486,185[1]	326,111	143,630[2]	N/A	150,000

(1)   Held by Grupo Minero Los Boros S.A., an entity in which Mr. Mignacco holds an interest.
(2)   PSUs are satisfied in Common Shares on a one-for-one basis.
(3)   The Cauchari-Olaroz mineral project is owned by Minera Exar, a company incorporated under the laws of Argentina. Minera Exar, in turn, is 44.8% owned by the Company, 46.7% by Ganfeng Lithium Co., Ltd. and 8.5% by Jujuy Energia y Mineria Sociedad del Estado, a mining investment company owned by the government of Jujuy Province in Argentina.

CALUM MORRISON, Director[1]	
British Columbia, Canada	

Mr. Morrison joined the Company as a director in October 2023 with the Separation Transaction. He has served as a corporate director since February 2023, serving on the board of Snowline Gold Corp. He previously served as President and Chief Executive Officer of Great Bear Royalties Corp. (royalty company) from January 2020 to September 2022 until its sale to Royal Gold Inc.; VP Business Development and Chief Financial Officer of Great Bear Resources Ltd. (precious metals company) from November 2019 to February 2022 until its sale to Kinross Gold Corporation; and Senior Commercial Lead, Corporate Development of Teck Resources Ltd. (leading copper, zinc, coal and energy producer) from June 2013 to October 2019.	Independent Director Age: 44
Mr. Morrison has over 20 years of experience in the mining industry, having worked both in corporate development and investment banking roles. He has managed and led negotiations on numerous transactions with aggregate value in excess $5 billion; including acquisitions, divestments, joint ventures, and other strategic initiatives. Mr. Morrison currently resides in Vancouver, Canada, holds a BSc from Dalhousie University and is a Chartered Professional Accountant in British Columbia and Chartered Financial Analyst in Canada.	

2023 AGM Voting Results	**Other Public Company Boards and Committees**
N/A	Snowline Gold Corp.

2023 Meeting Attendance		
Board	2 of 2	100%
ARC	2 of 2	100%
GNCLC	1 of 1	100%

Securities Ownership Guidelines – Independent Directors				
Common Shares	DSUs	Options	Total Securities	Total Market Value*
15,000	75,000	150,000	240,000	US$495,900.00

(1) Mr. Morrison was appointed to the Company's Board effective October 3, 2023 with the Separation Transaction.
* Based on the NYSE closing price of US$5.51 per Common Share on May 9, 2024. The total market value amount is in respect of the Common Shares and DSUs held, and excludes Options which are not factored into share ownership calculations under the Share Ownership Policy.

MONICA MORETTO, Director[1]	
British Columbia, Canada	

Ms. Moretto joined the Company as a director in March 2024. She has served as Vice President, Social Sustainability, Diversity, and Inclusion of Pan American Silver Corp. (TSX and NASDAQ-listed, leading producer of silver) since April 2008.	Independent Director Age: 58
Ms. Moretto is a seasoned senior executive with vast experience in the mining industry who has provided leadership and strategic advice to industry boards and international committees in North America for almost two decades. She currently chairs the International Social Responsibility committee at the Mining Association of Canada. Ms. Moretto holds a Bachelor of Art in communications from Argentina and holds an ESG designation from Competent Boards. She was the recipient of the Robert H. Hedley Sustainability Award of Excellence, given by the prestigious Association for Mineral Exploration of British Columbia in January 2019, and more recently, the 2021 Trailblazer Award given by Women in Mining Canada.	

2023 AGM Voting Results	**Other Public Company Boards and Committees**
N/A	N/A

2023 Meeting Attendance		
Board	N/A	N/A

Securities Ownership Guidelines – Independent Directors				
Common Shares	DSUs	Options	Total Securities	Total Market Value*
4,265	7,722	-	11,987	US$66,048.37

(1) Ms. Moretto was appointed to the Company's Board effective March 19, 2024.
* Based on the NYSE closing price of US$5.51 per Common Share on May 9, 2024. The total market value amount is in respect of the Common Shares and DSUs held, and excludes Options which are not factored into share ownership calculations under the Share Ownership Policy.

CORPORATE CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES AND SANCTIONS

No director or proposed director of the Company is, or within the 10 years prior to the date of this Circular has been, a director or executive officer of any company, including the Company that:

(a) while that person was acting in that capacity was the subject of a cease trade order or similar order, or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

(b) was subject to an event that resulted, after the director ceased to be a director or executive officer of the company, in the company being the subject of a cease trade order or similar order, or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days.

No director or proposed director of the Company is, or within the 10 years prior to the date of this Circular has been, a director or executive officer of any company, including the Company, that while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No director or proposed director of the Company has, within the 10 years prior to the date of this Circular, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

CORPORATE GOVERNANCE

CORPORATE GOVERNANCE OVERVIEW

The Board believes that good corporate governance is important to our effective performance and plays a significant role in protecting Shareholders' interests and maximizing Shareholder value.

Governance Highlights

BOARD INDEPENDENCE AND COMPOSITION	√	**Independence**. The Board is composed of a majority of independent directors, and 100% of the ARC and GNCLC members are independent. All committee Chairs are independent.
	√	**Committees**. Three committees with written mandates oversee key functional areas within our organization, including audit, risk, governance, compensation, safety, health, environment, sustainability, nomination and leadership succession planning matters.
	√	**In-Camera Sessions**. Independent directors have the opportunity to meet in-camera at every Board and committee meeting.
OVERSIGHT AND STRATEGY	√	**Oversight and Strategy**. The Board or its committees oversee corporate strategy, risk management, Environmental, Social and Governance ("**ESG**") matters, the Code (as defined below) and ethics matters, corporate culture and talent retention, compensation and succession planning, whistleblower matters, insurance and cybersecurity. An annual corporate strategy session is generally held by executives and the Board.
GOVERNANCE PRACTICES	√	**Diversity Initiative**. As our organization continues to grow, we support diversity in our hiring practices as one aspect of finding the most qualified candidates for internal roles and on our Board. Our Board has adopted a Diversity, Equity and Inclusion Policy. Currently one of our independent directors is a women and we have one officer who is a woman. The Company's senior management team includes four individuals from ethnically diverse backgrounds. Further details regarding diversity are included in the "*Diversity*" section below.
	√	**Ethical Business Conduct**. Our Code applies to everyone within our organization, directors and consultants we do business with.

	√	**Share Ownership Requirements**. Share ownership guidelines are in effect for independent directors to better align their interests with those of securityholders.
	√	**Qualified Board**. Board composition is guided by a skills matrix assessment process to evaluate whether Board composition aligns with the Company's current needs.
	√	**Annual Performance Assessments**. The Board and its committees conduct performance assessments of their effectiveness and that of individual directors.
	√	**Board Mandate and Position Descriptions**. We have a Board mandate, and formal position descriptions for the Board Chair, Chief Executive Officer ("**CEO**") and Chief Financial Officer ("**CFO**") roles.
	√	**Board Education**. We have an orientation program for new directors, and an annual board education program.
SHAREHOLDER VOTING AND RIGHTS	√	**Annual Election and Majority Voting**. Annual elections are held to elect Board directors at the annual meeting of shareholders by majority vote, pursuant to our Majority Voting Policy (there is no slate voting).
	√	**No Dual Class or Non-Voting Shares**. We have a single class of Common Shares whose holders are entitled to call meetings and vote. There are no classes of non-voting shares.
	√	**Hedging Not Permitted**. Our Securities Trading Policy prohibits hedging and short-selling, including through the use of derivative securities, by Board directors, Named Executives (as defined below), employees and internal consultants, other than in limited circumstances to facilitate Incentive Plan exercises or pay taxes associated with Incentive Plan exercises.

The Company's governance practices are based on a number of sources, including:

- National Instrument 58-101 – *Disclosure of Corporate Governance Practices* (the "**Corporate Governance Disclosure Rules**");

- National Policy 58-201 – *Corporate Governance Guidelines*, which sets out best practices for sound governance;

- National Instrument 52-110 – *Audit Committees*;

- The Sarbanes-Oxley Act of 2002 as amended from time to time;

- TSX Company Manual; and

- NYSE corporate governance standards that apply to foreign private issuers.

Our governance practices meet the requirements of Canada and the United States that apply to us, as well as meeting the requirements for companies listed on the TSX, and for a foreign private issuer listed on NYSE. A statement as to how our governance practices differ from NYSE standards applicable to domestic issuers is available on our website (www.lithium-argentina.com).

We keep informed about changes to governance best practices, and incorporate them to keep our practices current, based on our stage of development and internal business requirements.

The Company's overall corporate governance practices, including certain policies and protocols related thereto, are summarized below.

ABOUT THE BOARD

Role and Mandate

The Board has overall responsibility for corporate governance matters by virtue of its responsibility for:

- developing and approving corporate policies and guidelines;

- assisting in the definition of corporate objectives and assessing corporate strategies and key plans;

- overseeing material risks of the Company and its business;

- overseeing the integrity of our internal financial controls and management information systems;

- evaluating the Company's performance and the performance of the Board, its committees and individual directors; and

- appointing executive officers and, together with the relevant committee, reviewing their performance.

The Board has adopted a Corporate Governance Framework where the Board as outlined its responsibilities in a board mandate. The board mandate and structural parameters of the Board is reproduced in the attached as Schedule "B" to the Circular and is also available in LAAC's Corporate Governance Framework on our website (www.lithium-argentina.com).

Independence

The Board currently has eight (8) members of whom five (5) qualify as independent directors, being a majority, under the Corporate Governance Disclosure Rules. This includes our Lead Independent Director, George Ireland. Except for our Sustainable Development Committee, our committees are all comprised entirely of independent directors, including the Chairs of each committee. The independent directors are: George Ireland, Diego Lopez Casanello, Robert Doyle, Calum Morrison and Monica Moretto.

The non-independent directors of the Company are Sam Pigott, who is the President and CEO of the Company; John Kanellitsas, who is the Executive Chairman; and Franco Mignacco, who is the President of Minera Exar, which is a significant equity investee of the Company.

Generally independence of a director means that the individual is not an employee or member of management of the company or any subsidiary, receives no compensation from the company or a subsidiary except compensation for serving as a director on the board of directors, and generally the individual has no conflicts of interest or other ties to management, the company or a subsidiary that would lead to a determination that the individual is unable to exercise judgement independent of management. These same considerations extend to immediate family members of the individual.

Directors on our Board with an interest in a material transaction or agreement are required to declare their interest and abstain from voting on the transaction or agreement at issue. The Board also forms special committees as needed, comprised of only independent directors, to evaluate proposed related party transactions and ensure that independent judgement is used to evaluate the transaction, free of any potential or actual conflict of interest, or for other purposes as needed and determined by the Board in its sole discretion.

Our Common Shares are dual-listed in Canada and the U.S. NYSE requirements and U.S. securities laws set out different requirements for determining director independence than TSX requirements and securities laws in Canada. As a "foreign private issuer" under U.S. securities laws, the Company is permitted to follow Canadian requirements (as our home country) instead of certain NYSE corporate governance standards, including director independence but this does not apply to audit committee independence requirements under U.S. securities laws. The three (3) members of our Audit and Risk Committee satisfy the independence requirements of Rule 10A-3 under the U.S. Exchange Act.

Roles of the Chair and the Independent Lead Director

The Board Chair leads the Board and is responsible for managing the affairs of the Board to ensure that it functions effectively and efficiently. The Company has developed a written description for the role of the Chair. The responsibilities of this role include:

- Provide leadership to enable Board to act in carrying out its duties and responsibilities as described in the Board charter and as otherwise may be appropriate;

- Work with the CEO and other officers to monitor progress on the business plan, annual budgets, policy implementation and succession planning;

- Providing advice and mentorship to the CEO;

- Provide advice, counsel mentorship to the CEO and fellow members of the Board;

- Chairing Board meetings and liaising with the Corporate Secretary in respect of meeting logistics, and to ensure all required business and items requiring approval are brought before the Board;

- Facilitating in-camera sessions at Board meetings without the presence of management;

- Ensuring the proper flow of information between management and the Board;

- Chair the annual, and any special meeting, of the Shareholders; and

- Exercise the authority of the CEO in the unlikely event that the CEO is absent and is unable to act and action on the part of the CEO when required to protect the interests of the Company.

The Board has also appointed an Independent Lead Director to assist the Board Chair and provide leadership so that the Board can function independently. The Independent Lead Director is responsible for coordinating the activities of the other independent directors and perform such other duties and responsibilities as the Board may determine.

Strategic Planning

The Board and management generally conduct an annual strategic planning session to discuss updates to the Company's corporate strategy. The strategic planning session typically occurs prior to the budget approval process to facilitate the Board's review of proposed budgets, taking into consideration the overall corporate strategy and direction of the Company. Financial forecasts for the Company are also presented to the Board together with a fulsome review of the Company's risk assessment matrix under its risk management system.

The Board exercises its oversight of management's performance on execution of the Company's strategy by receiving:

- Presentations from management at least quarterly on items including the status of the Company's mining projects and development operations including construction and development activities, budget performance to date, safety and health, community relations, the environment and sustainability, litigation involving the Company's material mining projects, investor relations matters, and human resources; and

- Informal updates from management on material developments or items of interest to directors.

ESG APPROACH

The Company understands that all human activity has an impact on the planet and local communities and also understands that there is a critical role that it can play in the transition to a more sustainable future, not just by enhancing the way it works, but by carefully examining the legacy of its products and its processes and procedures. Lithium Argentina commits to respecting the environment where it operates by:

A) Strict compliance with national and regional environmental regulations, as well as international industry standards to ensure our policies meet international best practices.

B) Rigorous assessment and monitoring of the impact of our operations and Company performance as we seek to minimize and improve our environmental impact, and develop tools to mitigate or, where possible, prevent environmental risk.

C) Innovative and cross-cutting 'Research & Development' investment to ensure we are respecting the environment where we operate.

D) Periodic and inclusive opportunities to engage stakeholders on environmental issues to better understand how we can further manage and mitigate impact.

The Company periodically reviews the objectives and priorities to reflect both the progress made and the Company's growth and project maturity. The Company takes its responsibilities seriously to respect the environment, to conduct business based on high ethical standards and to make positive and sustainable contributions in the communities in which it operates.

In August 2023, the Company published a 2023-2022 ESG Report themed *Accelerating Toward a New Era of Sustainable Value*, reaffirming the Company's commitment to responsible development and production, as well as highlighting the Company's ESG practices and overall progress made over the reporting period of January 1, 2022 to June 30, 2023. The Company is currently completing its 2023 ESG Report highlighting the Company's ESG practices and overall progress made over the reporting period of January 2023-December 2023. The Company's major ESG achievements during the reporting period include:

- Implemented an environmental management system (EMS) under ISO 14001:2015 at the Caucharí-Olaroz mineral project.

- Minera Exar uses renewable energy from YPF Luz's Zonda Solar Park. The signing of an agreement between both companies was announced for 36,000MWh/year in August 2023. The agreement will last for ten years and allows Minera Exar to avoid the equivalent of more than 10,500 tons of annual carbon dioxide emissions.

- Hired 27% of Caucharí-Olaroz staff from local communities and 47% from Jujuy Province in Argentina.

- Hired 16% female staff at Caucharí-Olaroz, compared to an 11% average in the industry in Argentina.

- For the second year in a row, Minera Exar received the Great Place to Work certification, which recognizes work environments where trust, inclusion and respect prevail.

Environmental

In 2023, the Company started calculating the operational Scope 1 (direct) and Scope 2 (indirect) greenhouse gas (GHG) emissions intensity for Caucharí-Olaroz.

The Company has also developed and adopted policies to address and formalize its commitment and expected performance in emerging social and humanitarian issues of concern to its employees and its stakeholders. During 2023, the Board created the Diversity, Equity and Inclusion Policy, Corporate Governance Framework, Anti-Corruption and Bribery Policy, Human Rights Policy and Inventive Compensation Recovery (Clawback) to enhance the governance of the Company.

The Company's priority is to sustainably manage water resources by limiting its use and safeguarding its quality. The Company engages with its neighboring communities to collaboratively manage shared water resources throughout the project life cycle. From the outset, the Company has incorporated water stewardship considerations into project decisions and design – a reflection of the driving focus on using water efficiently and limiting water quality impacts.

The Company is evaluating hydrological monitoring and modeling programs that would serve to mitigate any potential changes to salars' hydrology and geochemistry.

Social

The Company strives to build collaborative and mutually beneficial relationships with the local and Indigenous communities associated with our activities. It proactively engages with these communities to better understand and address their interests and concerns, and to advance our shared priorities. In 2023, in addition to supporting communities with training initiatives and infrastructure development, Minera Exar made charitable contributions to communities of approximately US$126,000, including contributions of materials and supplies to the communities in the direct influence area of our projects.

ESG Governance

The Company integrates ESG considerations into its business strategy, as well as in the way we plan and manage our activities. We are guided in our oversight of ESG and sustainability matters by three Board committees. Direct responsibility for sustainability matters rests with the President & CEO, with execution oversight by the Vice President, Investor Relations and ESG, who works in close collaboration with executive management, site teams and corporate departments, to establish goals and targets, and to measure our progress against key performance indicators.

Lithium Argentina's Governance and Organizational Structure



Board of Directors
Oversees the review and approval of the Company's ESG strategy and priorities
Vice President of Investor Relations and ESG
Execution and oversight of the Company's ESG strategy
President and CEO
Has ultimate accountability for the Company ESG Strategy
Executive Management Team
Cauchari-Olaroz
Argentina Team
North American Team
Board Committees
Audit & Risk Committee
Oversees the Company's financial and enterprise risk management and reporting, including whistleblower complaints
Governance, Nomination, Compensation and Leadership Committee
Oversees the Company's governance leadership and executive compensation practices
Sustainable Development Committee
Oversees the Company's ESG related policies and activities

New policy initiatives and updates to existing policies are reviewed by the appropriate Board committees before they're recommended to the Board for approval. The management team, including the President and CEO, the CFO, the Vice President Human Resources and the Vice President, Investor Relations and

ESG, generally oversee initiatives for new policy development or updates to develop new policies or update existing policies.

ESG Risk Management

Our risk reduction strategy for ESG-related risks is focused on complying with applicable local laws, rules, regulations and requirements and integrating material ESG-related risks into our risk management system for purposes of oversight at the corporate and operations levels. See "*Risk Management*" for further details of our risk management system.

DIVERSITY

The Company has significant assets and operations in South America. This geographic breadth is further complemented by regional and local diversity. As such, we enjoy a multi-faceted and multi-cultural work force that brings a wide array of experience, knowledge, background, culture and heritage to the business.

Diversity encompasses the varied characteristics that make individuals unique from one another, whether that be gender, ethnicity, age, race, religion, disability, cultural and socio-economic background, nationality, sexual orientation, language, educational background, expertise, viewpoints and opinions. Diversity encourages varied perspectives and an enhanced ability to critically evaluate how the Company operates and interacts with various stakeholders. Awareness and promotion of diversity also fosters an inclusive work environment where individuals are treated fairly and with respect and are given equal opportunity to develop and advance. These attributes also assist us in integrating international business standards and practices into all our operations, while being mindful of regional and local norms. We believe that diversity and inclusion are complementary to Lithium Argentina' long-term success.

While gender is only one aspect of diversity, it is of high importance to the Company. The mining industry has historically had low representation of female employees and leaders. Although Lithium Argentina has a high level of female employees at the corporate level, it seeks to increase the number of women holding senior leadership roles throughout our organization and extending up to the Board level.

Lithium Argentina considers the principle of diversity when recruiting, developing and appointing Board members and members of the senior management team, with the goal of having talented, knowledgeable persons with diverse experiences, backgrounds and perspectives guiding the Company. While recruitment will primarily be merit-based, in order to ensure that employee composition will ultimately reflect the particular skills, knowledge and experience that are required to effectively run our business, due consideration will also be given to the present levels of diversity, including gender diversity, within the leadership of the Company and the positive impact that further diversity may have on our business.

The Company's diversity, equity and inclusion ("**DEI**") Policy promotes DEI awareness and supports its continuing initiatives to build and maintain a diverse workforce.

Board Diversity

The Governance, Nomination, Compensation and Leadership Committee has the most direct impact on developing diversity among Board members, as a result of its responsibilities for overseeing Board composition and function, and with regard to the recruitment and nomination of new candidates for our Board. The Company has not set formal targets for any categories of diversity on the Board or in senior management as of the date of this Circular. Although we do not have a formal target, the Governance, Nomination, Compensation and Leadership Committee does consider the level of representation of women on the Board in identifying and nominating director candidates. The committee reviews and considers the composition and diversity of the Board, including the process for identifying women candidates as potential nominees for Board positions to ensure that women candidates are being fairly considered relative to other candidates.

The Company supports gender diversity initiatives for public company boards, and currently one (1) of eight (8) Board members is a female and five (5) different nationalities are represented on the Board.

The Company's philosophy is to recognize the valuable contributions made by people from diverse backgrounds, including but not limited to diversity of gender, ethnicity, experience and skillsets, which the Board determined is best achieved by recruiting the highest caliber individuals to act as directors, while also encouraging diversity on the Board and in executive officer and senior management positions to the extent possible. This has allowed us to achieve our goal of creating a Board that, as a whole, consists of individuals with varied and relevant career experience, knowledge of the mining industry and financial or other specialized expertise to support and oversee the Company's progress from development stage to production. The Governance, Nomination, Compensation and Leadership Committee will continue to monitor developments in this area while reviewing the Company's practices, in light of its business plans, and recommend changes as needed.

Management Diversity

The CEO, together with the GNCLC, manage the succession planning process and make recommendations to the Board for the appointment of the Company's senior management team. As such, the committee and the CEO are in unique positions to directly affect the Company's diversity when nominating, recruiting, hiring and promoting persons to senior management roles.

The Company and the GNCLC consider the level of representation of women in executive officer and senior management positions when making internal appointments and in our hiring practices. This involves periodically reviewing the composition and diversity of the senior management team to ensure that women with the appropriate skills, knowledge, experience and character are being fairly considered as opportunities become available, and in our hiring process, ensuring that candidates of different genders are considered for interviews.

While the Company recognizes the benefits of diversity and believes that considering the broadest group of individuals who have the skills, knowledge, experience and character required to provide the leadership needed to achieve the business objectives of the Company is in its best interest and in the interests of stakeholders, we do not currently have any formal targets for women on our senior management team. The committee and our Board encourage the consideration of women who have the necessary skills, knowledge, experience and character for promotion or hiring into an executive officer position within the Company; however, the committee and our Board wish to ensure the best candidate for the role is selected, which could be compromised by imposing specified targets.

Board and Management Gender Diversity

As of the date of this Circular, one (1) of eight (8) Board members is a female. The Company currently has no female executive officers, as such term is defined under Canadian disclosure requirements, however, it has one (1) female officer, the Vice President, Investor Relations and ESG, representing 12.5% of our management team.

<u>SUCCESSION PLANNING</u>

Succession planning oversight is provided by the GNCLC for the position of CEO. The GNCLC also plays an advisory role with respect to succession planning for other senior management of the Company. The CEO and Chief Human Resources Officer are responsible for developing a succession plan for the Company in cooperation with the GNCLC. The succession plan is intended to facilitate long-term development and retention of key people within our organization, and provide a plan for CEO replacement should a need arise in the future on an expected or unexpected basis.

Following the Separation Transaction in 2023, the Company and the GNCLC conducted a rigorous recruitment process to secure a new CEO, resulting in the successful recruitment of Sam Pigott. The

Company developed a succession plan for the Company's executives and senior management, including the identification of critical roles, planned successors and high potential individuals within the organization. A plan to develop a successor for the role of chief executive officer in the event a need arises is also in place. The Company has also developed and moved forward with a plan to establish a corporate team in Argentina to oversee our operations in the country.

RISK MANAGEMENT

Risk management at the Company is overseen by our Audit and Risk Committee, recognizing the importance of effectively managing risk by tracking risks identified throughout the organization, identifying material risks, and addressing those risks proactively as the Company advances its projects through various stages of development, construction, commissioning and production. The risk management program is led by the CFO. We also maintain an insurance program as one aspect of risk management.

Key risks that the Company regularly tracks include the following:

Operational Risks

The Board receives regular updates from management in the form of quarterly update presentations on the status of operations, material risks facing the operations and efforts to address or mitigate such risks, along with informal updates on key issues from time to time. Additional meetings may be called to address significant issues of concern as needed. Our operational risks relate mainly to our ability to explore, complete development of and operate our lithium projects, and for planned acquisitions, successfully complete the acquisition and integration of the projects and businesses into our operations.

Health, Safety and Sustainability Risk Management

In 2023, Lithium Argentina worked to further strengthen its strong culture of health and safety throughout the organization as its projects progressed to the next stage. The 44.8% owned Cauchari-Olaroz lithium project began operating in June 2023 and is in the final stages of commissioning. During 2023, Lithium Argentina provided simulation training throughout its organization on emergency response using the crisis response system that was implemented in 2021, to provide preparedness training to employees on how to respond to a number of different potential crisis scenarios, at the corporate and operational levels.

2022 and 2023 health and safety achievements and incident rates were as follows:

- Minera Exar's project team achieved over 8 million total work hours without a lost time injury in October 2022.

- Minera Exar's Total Recordable Injury Frequency Rate ("**TRIFR**") was 1.04 as of December 31, 2023.

- Minera Exar's total Lost Time Injury Frequency Rates ("**LTIFR**") was 0.17 as of December 31, 2023.

Audit and Financial Risk Management

The Company emphasizes financial risk management as part of its budget approval process. The capital and operating budget is approved by the Board annually, along with material increases to the budgets. In addition, management provides quarterly updates to the Board as to actual performance versus budget. This facilitates our financial risk oversight and mitigation efforts. Management monitors and evaluates the Company's risk management activity on an ongoing basis, including its exposure to banking and counterparty risks.

Cybersecurity Risk Management

The Company maintains an information systems and infrastructure program. We have developed an information technology strategy. Risks to our systems and infrastructure are managed as part of our risk management system. This includes efforts to mitigate cybersecurity risks. To date, no material cybersecurity breach has affected the Company's systems. Another mitigation measure that forms a key part of our information systems and infrastructure program is a company-wide cybersecurity awareness and training campaign for our workforce. The campaign includes education through training sessions and short online courses, test phishing campaigns and discussion of results to further raise awareness of risks and incident response.

POSITION DESCRIPTIONS FOR THE CEO AND CFO

The Board has developed written position descriptions for the roles of President and CEO, and CFO. These are available in the Company's Corporate Governance Framework on our website (www.lithium-argentina.com).

SHAREHOLDER ENGAGEMENT

The Company is committed to transparent, timely and effective communication and encourages regular dialogue with Shareholders. A comprehensive investor relations program is in place for the Company that includes regular meetings with current and prospective investment analysts and institutional investors during investor and industry conferences, analyst-hosted fireside chats, analyst-hosted non-deal roadshows and one-on-one meetings. Site tours for investment analysts are also provided periodically. Management meets with current and prospective analysts and investors by video conferencing and in-person. Topics of discussion include an overview of the Company's business and projects, upcoming milestones and catalysts, project-development performance, ESG practices, a macro view on the lithium industry, industry and company outlook and a Q&A session. The Company's commitment to open and transparent communication includes corresponding with retail shareholders by email in response to general inquiries sent to ir@lithium-argentina.com.

Material disclosure, including quarterly and annual financial disclosure, news releases and corporate presentations are reviewed by our Disclosure Committee, which is comprised of the CEO, Executive Vice President, Legal, Government and External Affairs, CFO, and Vice President, Investor Relations and ESG. Financial disclosure is approved by the Audit and Risk Committee, along with the Board. Shareholders and other interested parties can sign-up to receive email alerts of our news releases on our website at www.lithium-argentina.com.

IN-CAMERA MEETINGS

The Board and all committees have the opportunity to meet in-camera at the end of each meeting, during which directors in attendance are encouraged to raise any concerns or issues they may have. There is no fixed duration for in-camera sessions.

CODE OF BUSINESS CONDUCT AND ETHICS

The Company has adopted a Code of Business Conduct and Ethics (the "**Code**"). The Code applies to all Company personnel including executive management, employees, interns, consultants and the Board regardless of their position at the Company, at all times and everywhere the Company does business. The Company expects Company personnel to:

- comply with applicable laws, rules and regulations;

- act honestly and ethically;

- use their best judgement;

- understand the legal requirements and other standards applicable to their work, and seek advice from management, internal counsel or externally if they are uncertain on how to proceed;

- act with integrity and treat people with respect;

- promote diversity and inclusion within all workplaces, and do not engage in bullying, harassment, or discrimination of any kind;

- avoid conflicts of interest and do not use Company opportunities for personal gain;

- keep information confidential;

- comply with environmental, social, health and safety requirements;

- protect Company assets and use them efficiently;

- report unethical or illegal behavior, and concerns about Company business or financial disclosure; and

- individuals who fail to comply with the Code and applicable laws will be subject to disciplinary measures, up to and including discharge from the Company.

The Audit and Risk Committee is responsible for monitoring compliance with the Code. As of the date of this Circular, the Company has not been required to file a material change report relating to a departure from the Code.

The Code is periodically updated to keep it current with evolving governance and ethics practices. Updates are prepared by management and the Audit and Risk Committee, and submitted to the Board for feedback and approval. The Board is responsible for granting any waivers from the Code. The Company will disclose any waivers from the requirements of the Code granted to directors or executive officers.

In addition to the Code, the Company has a formal Whistleblower Policy, a Disclosure Policy and a Securities Trading Policy. The Code, Whistleblower Policy, Disclosure Policy and Securities Trading Policy (collectively, the "**Key Policies**") provide a framework for ethical business practices and the ethical conduct of directors, officers, employees and consultants. The Key Policies also promote integrity, accountability and transparency throughout the Company, and also help ensure that the Company is compliant with legal and regulatory requirements and industry best practices. Copies of the Key Policies are available on the Company's website (www.lithium-argentina.com). Lithium Argentina has multiple reporting channels under the Whistleblower Policy, including the option to submit concerns to an independent service provider on a confidential and anonymous basis using a toll-free telephone line, email or fax. Reports can also be made directly to management, or to the Audit and Risk Committee Chair with respect to financial matters.

SERVING AS A DIRECTOR

Meeting Attendance and Participation

Directors are asked and expected to attend Board meetings along with meetings of committees of which they are members, to the extent possible. Directors are expected to participate in a minimum of 75% of the Board meetings on an annual basis. Meetings are generally held virtually, with in-person meetings scheduled from time to time. To facilitate meeting participation, directors are asked to review materials in advance of meetings and to actively participate in discussions, ask questions, and engage in the decision-making process. Directors who are unable to attend a meeting are asked to let the Corporate Secretary or

Chair of the particular meeting know in advance, and to review the materials and meeting minutes when available.

Share Ownership Policy

The Board has adopted a share ownership policy for independent directors ("**Share Ownership Policy**"). The Share Ownership Policy is overseen by the Governance, Nomination, Compensation and Leadership Committee, and is intended to align the interests of independent directors with the interests of Shareholders. Under the policy, independent directors must attain ownership in the Company securities equal to three times the gross value of their annual director's fees (inclusive of the values of RSU and DSU grants). They have five (5) years after the date of their election or appointment, or the effective date of the policy, and three (3) years after any increase to the amount of annual director's fees to achieve the required level of ownership. Valuation is the higher of (i) market price on the last trading date of a calendar year, and (ii) for Common Shares, the average acquisition price, and for restricted share units that convert automatically into Common Shares ("**RSUs**") and deferred share units ("**DSUs**"), their grant date value irrespective of vesting conditions. Incentive stock options exercisable to purchase Common Shares ("**Options**"), whether vested or unvested) are excluded from share ownership calculations. Two (2) independent directors currently meet the required threshold under the Share Ownership Policy.

Board Assessments

The Governance, Nomination, Compensation and Leadership Committee is responsible for overseeing and establishing processes to evaluate the effectiveness of the Board, committees and individual directors, along with reviewing charters. It is also responsible for reviewing: (i) the performance of individual directors, the Board as a whole, and committees of the Board; and (ii) the performance evaluation of the chair of each Board committee. These assessments are conducted on an informal basis.

Board Skills Matrix

As part of our ongoing efforts to ensure the Company has the appropriate combination of skills and experience on the Board, the Governance, Nomination, Compensation and Leadership Committee has assessed the Board members based on a skills matrix and identified the various areas of expertise that are necessary to provide effective stewardship for the Company. Each director nominee was asked to consider the various areas of expertise identified below and identify whether they consider themselves to have these skills as core competencies, ancillary competencies, or that it was not within their particular area of expertise.

The following skills matrix indicates the number of director nominees who have expertise in the identified area, and is representative of the diverse competencies of our nominees:

Relevant Skill	Board Expertise
Corporate Strategy & Business Development	7
Mergers & Acquisitions	7
Finance & Capital Allocation	6
Leadership of Large Company or HR	5
Industry Experience (Metals, Mining, Chemicals)	8
Legal and Regulatory	3
Risk Management	5
ESG	4

Cybersecurity & Technology and Business Systems	1

Director Nominations and Recruitment

The recruitment and nomination process for directors on the Company's Board is overseen and led by the Governance, Nomination, Compensation and Leadership Committee. Recruitment processes may be conducted with or without the assistance of an independent recruitment firm, at the committee's discretion.

The process includes consideration by the GNCLC of board size, a skills and competencies assessment of individual directors and the Board as a whole to identify any gaps to be filled through recruitment, selection of key skillsets for recruitment purposes, creation of a candidate shortlists based on factors such as candidates' backgrounds, prior and current work experience, areas of expertise, and general availability to dedicate sufficient time and attention to Board and committee matters. Interviews are then conducted in the first round by a panel of GNCLC members, and for candidates who move on to the second round, by a panel of other Board directors, followed by deliberations by the two (2) panels as to candidates' assessed fit and suitability, and completing background and reference checks. Selected nominees who agree to the role are then recommended by the GNCLC to the Board, who approves the nomination of candidates for election at Shareholder meetings or for appointment as Board directors outside of Shareholder meetings. Any nominee director must not have a significant conflicting public company association, or other conflict of interest that would prevent them from joining the Board.

The Board seeks directors who have solid track records in management and come from diverse backgrounds that are relevant to the Company's business, including finance, mining exploration and development, operating experience, and experience in other relevant industries in order to ensure diversities of background, experience and opinion, and to facilitate a culture of ethical business conduct. The Board has also adopted the Code which summarizes the legal, ethical and regulatory standards that the Company must follow to promote integrity and deter wrongdoing. It represents a standard for all directors that reinforces the seriousness of the Company's commitment to ethical business conduct and it is mandatory for every Board director to acknowledge annually that they have received, reviewed and understood the Code and that their business conduct is in compliance with the Code.

Board Term Limits

Term limits for directors or other mechanisms for board renewal have not been adopted by the Governance, Nomination, Compensation and Leadership Committee, as the committee has determined that currently no appreciable benefit would be derived from the introduction of term or retirement age limits. The committee considers both the length of service of individual directors, the average term of the Board as a whole and the turnover of directors when proposing nominees to stand for election at the annual meeting of Shareholders, and strives to achieve a balance between depth of experience and the need for renewal and new perspectives.

Majority Voting Policy

The Company has a "Majority Voting Policy" that governs the election of nominees to the Board. Under the policy, any nominee of a current director who receives a majority of "withhold" votes is deemed to have tendered their resignation from the Board. The Board has the residual discretion to refuse a deemed resignation of a director under the policy if so recommended by the GNCLC within 90 days following the date the election was held. This residual discretion has not been exercised to date.

BOARD EDUCATION

The Company encourages continuing education for Board directors to allow them to stay apprised of emerging issues, trends and best practices from a governance perspective, and issues relevant to our business as a development stage mining company with projects in Argentina. Board members are also encouraged to participate in seminars, conferences and professional development courses that further their knowledge about matters relevant to the Board or committee they are members of, and their knowledge of the Company's business. Members of the Audit and Risk Committee, in particular, are encouraged to attend conferences related to accounting and finance issues to maintain and further their knowledge of issues falling within the oversight of the committee, and members independently attend seminars and sessions offered externally in this regard. Lithium Argentina offers internal education sessions to its Board members each year, with a corporate governance workshop and an update on internal ESG initiatives.

In addition, informational updates are provided to the Board from time to time by senior management and professional advisors at scheduled meetings or informally, generally focusing on specific aspects of the business or industry that are deemed particularly relevant or important, or on topics that the Board considers to be beneficial. Board members are also invited to attend internal continuing education offered to Company employees, such as cybersecurity awareness training.

Visits to the Company's projects are also important educational opportunities. Directors are generally given tours of the properties to provide them with additional insight into the business and to encourage interaction with local management and personnel.

BOARD ORIENTATION

New directors on the Board as part of the onboarding process are provided with an orientation that includes meetings with our senior management team. These meetings are intended to equip new directors with information about the Company's business, history and current status of operations, its strategy, goals and objectives, major policies, significant partners and service providers, the political environment and geopolitical considerations in the jurisdictions where the Company operates, and to further increase their awareness about the lithium industry, lithium markets and pricing, developments in the electric vehicle and battery markets, recent analyst reports, information about the Code, information pertaining to personal liabilities, our insurance program, requirements for purchasing, exercising and selling Company-issued securities (Common Shares, incentive plan securities such as DSUs, RSUs and Options, and other convertible securities such as warrants), and rules regarding insider trading and non-public information. New directors also participate in office and site visits, and have the opportunity to meet with staff throughout the organization.

New Board directors are also provided with the Company's policies, including the Code, the Board's mandate, committee charters, position descriptions and other information about our Company.

COMMITTEES OF THE BOARD

The Board has three (3) standing committees, each with a written charter setting out the duties and responsibilities for the committee and its members, areas of committee oversight and the process for reporting to the Board. Directors are appointed annually to the committees after the annual meeting of Shareholders. The current members of each committee and their independence status are set out below.

Committee	Members	Independence
Audit and Risk Committee	Robert Doyle (Chair)	Independent
	George Ireland	Independent
	Calum Morrison	Independent
Governance, Nomination, Compensation and Leadership Committee	Calum Morrison (Chair)	Independent
	Robert Doyle	Independent
	George Ireland	Independent
Sustainable Development Committee	Diego Lopez Casanello (Chair)	Independent
	John Kanellitsas	Not Independent
	Franco Mignacco	Not Independent
	Monica Moretto	Independent

All committees have the authority to retain independent legal counsel or other advisors and to set advisor compensation.

The Board has adopted written charters for each of its committees, with each charter specifying the responsibilities and duties of each chair. The charters of each committee of the Board are available on our website (www.lithium-argentina.com).

Audit and Risk Committee

The Audit and Risk Committee assists the Board in its oversight functions as they relate to the integrity of the financial statements and financial reporting, accounting processes, internal controls, and matters concerning independent external auditors, including direct communication with external auditors.

The committee's primary areas of responsibility include:

- Overseeing the integrity of the Company's financial statements and reviewing the Company's financial disclosure and reporting;

- Overseeing the integrity and performance of the Company's internal audit processes, including the internal audit function;

- Monitoring the qualifications, independence and performance of the Company's external auditor;

- Reviewing the integrity and effectiveness of the Company's systems of internal controls for reporting on the Company's financial condition;

- Monitoring Management's compliance with legal and regulatory requirements as it relates to financial and reporting matters; and

- Overseeing certain risk management systems and practices adopted by the Company.

All members of the Audit and Risk Committee are financially literate, and two members are designated as financial experts, being Robert Doyle and Calum Morrison. "Financially literate" means they have the ability to read and understand a company's financial statements of a similar level of extent and complexity as can be expected of the financial reporting by the Company.

Based on their business and educational experiences, each Audit and Risk Committee member has a reasonable understanding of the accounting principles used by the Company; an ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves; experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of issues that can reasonably be expected to be raised by the Company's financial statements, or experience actively supervising one or more individuals engaged in such activities; and an understanding of internal controls and procedures for financial reporting. All members of the Audit and Risk Committee have had several years of experience in senior executive roles or as board members of significant business enterprises in which they assumed substantial financial and operational responsibility.

For more information about the Audit and Risk Committee, please see the section "*Audit and Risk Committee Information*" in our annual information form for our most recently completed financial year, filed on SEDAR+ (www.sedarplus.ca).

Sustainable Development Committee

The Sustainable Development Committee assists the Board with oversight of the following matters:

- The review and reporting to the Board on corporate policies, procedures and practices with respect to managing the risks and opportunities associated with:

  o Health and safety;

  o Environmental matters including water, waste, biodiversity, reclamation, closure, carbon emissions, air quality management and responsible production;

  o Social engagement and social responsibilities including but not limited to interactions with local communities, governments, Indigenous communities, academic institutions, and industry, policy and advocacy groups; and

  o Sustainable development and business practices as they relate to environmental, safety, social responsibility and related matters in the conduct of the Company's activities;

- The review and monitoring of Company's sustainability reporting, as well as the Company's alignment and audits against sustainability.

The proper care of the environment and the health and safety of our workforce is integral to our organization and the communities in which it operates. Accordingly, Lithium Argentina and its subsidiaries conduct operations with a focus on sustainability, and protecting and minimizing impacts to our local communities, the environment and wildlife to the extent possible. Our commitment extends to, among other things:

- Complying with the standards set by the applicable environmental laws and regulations of the countries and regions in which we operate, and additional environmental standards and practices that are voluntarily adopted by the Company;

- Exploring, designing, constructing, operating and planning for closures of mining and processing operations by utilizing effective and proven practices that minimize adverse environmental impacts;

- Educating employees regarding environmental matters, promoting employee participation in identifying opportunities to minimize environmental impacts, and asking that our employees behave in a manner which recognizes the Company's social responsibility;

- Conducting regular reviews and reporting findings to management and the Board in respect of environmental, sustainability, health, safety and community relations matters; and

- Striving to continually improve our environmental performance by designing and developing our operations to minimize environmental impacts through initiatives like carbon footprint reduction and tailings waste management, and other mitigation measures.

Governance, Nomination, Compensation and Leadership Committee

The Governance, Nomination, Compensation and Leadership Committee has a written charter setting out its responsibilities. Generally, the committee assists the Board with oversight of the following matters:

- Identifying individuals qualified to become Board and Board committee members and recommending that the Board select director nominees for appointment or election to the Board;

- Developing and recommending corporate governance guidelines and practices for the Company to the Board to consider;

- Reviewing executive management development and succession planning for the Company; and

- The Board's responsibilities relating to compensation and benefits of the executive management and directors of the Company; and

- Developing and overseeing the Company management's compensation policies and programs.

The committee reviews and makes recommendations to the Board with respect to committee and Board composition, along with the overall compensation strategy, the equity incentive plan, salaries and benefits, and succession planning of our executive officers that may address retirement, termination of employment or special circumstances. Committee oversight also extends to setting annual corporate goals and objectives for the Company, which in turn form the basis for performance evaluations for our senior management. The committee also determines performance-based awards for the CEO and Executive Chairman based on their annual performance reviews. Further details regarding this process are set out in the "*Executive Compensation*" section of the Circular.

All members of this committee have the skills and experience necessary to oversee compensation matters based on their prior management roles with public and private companies. For more information about the skills and experience of each committee member, see their bios under "*Directors Disclosure, Nominees*".

DIRECTOR MEETING ATTENDANCE

The table below sets out the attendance of Board nominees at meetings in 2023.

DIRECTOR	BOARD		AUDIT AND RISK COMMITTEE		GOVERNANCE, NOMINATION, COMPENSATION AND LEADERSHIP COMMITTEE		SUSTAINABLE DEVELOPMENT COMMITTEE	
	Number	%	Number	%	Number	%	Number	%
John Kanellitsas (Executive Chair)	8 of 8	100	N/A	N/A	N/A	N/A	1 of 1	100
Sam Pigott (CEO)[1]	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
George Ireland	8 of 8	100	7 of 7	100	1 of 1	100	N/A	N/A
Diego Lopez Casanello[2]	2 of 2	100	N/A	N/A	N/A	N/A	1 of 1	100
Robert Doyle[2]	2 of 2	2	1 of 1	100	1 of 1	100	N/A	N/A
Franco Mignacco	8 of 8	100	N/A	N/A	N/A	N/A	1 of 1	100
Monica Moretto[1]	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Calum Morrison[2]	2 of 2	100	1 of 1	100	1 of 1	100	N/A	N/A

Notes:
(1)   Mr. Pigott and Ms. Moretto joined the Board in March 2024.
(2)   Messrs. Lopez Casanello, Doyle and Morrison joined the Board in October 2023.

DIRECTOR COMPENSATION

As a result of the Separation Transaction, our Board was reconstituted in October 2023 to be comprised of John Kanellitsas, George Ireland, Diego Lopez Casanello, Robert Doyle, Franco Mignacco and Calum Morrison. On March 19, 2024, Sam Pigott and Monica Moretto were appointed to the Board. This section includes historical information with respect to independent director compensation prior to the Separation Transaction as well as information regarding our practices post-Separation Transaction.

Pre-Separation Transaction

Prior to the Separation Transaction, the fee schedule for independent directors was comprised of fees for serving on the Board and committees, and fees for attending in excess of ten (10) Board and committee meetings combined annually. Fees were payable quarterly, through a combination of cash and DSU grants at the election of each independent director and in accordance with the Company's Incentive Plan. Directors were also reimbursed for reasonable travel and out-of-pocket expenses in connection with their services, including attendance at in-person meetings and site visits.

Services by Independent Directors	Compensation (in cash or securities)
Annual Base Fees *(generally paid/issued for last quarter's services concurrent with Board meetings to approve quarterly/annual filings)*	
Board Chair Fee	US$210,000 per year, with a minimum of US$120,000 payable in DSUs under the Incentive Plan
Independent Director Fee (for all independent directors other than the Board Chair)	US$155,000 per year, with a minimum of US$90,000 payable in DSUs under the Incentive Plan
Additional Fees for Serving on Committees *(generally paid in Q1 or Q2 for prior year services)*	
Annual Fee for acting as Chair of the Audit Committee and Risk	US$20,000 per year
Annual Fee for acting as Chair of any other Committee	US$15,000 per year
Annual Fee for serving as a non-Chair member of any Committee	US$5,000 per year
Meeting fees for attending Board and committee meetings in excess of 10 meetings per year	US$1,000 per meeting
Special Committee Meeting Fees	To be set by the Board concurrent with establishing the special committee, and dependent upon the expected workload

Post-Separation Transaction

The Company's director compensation program going forward has been redesigned to be competitive with the market in which we compete for qualified directors. The program is expected to be reviewed with the assistance of an independent compensation consultant from time to time to allow the Company to keep attracting and retaining qualified directors to serve on our Board.

The fee schedule for independent directors was updated subsequent to the Separation Transaction, on recommendation of Lane Caputo, an independent compensation advisor to the Company, based on a benchmarking exercise to the peer group outlined below:

Compensation Peer Group		
Aris Mining Corp.	Fortuna Silver Mines Inc.	Lithium Americas Corp.
Aya Gold & Silver Inc.	Hudbay Minerals Inc.	MAG Silver Corp.
Capstone Mining Corp.	IGO Limited	MP Materials Corp.
Ero Copper Corp.	Ioneer Ltd.	Piedmont Lithium Inc.
First Majestic Silver Corp.	Liontown Resources Ltd.	Standard Lithium Ltd.

Compensation paid to our independent directors post-Separation Transaction is comprised of an annual cash retainer for serving on the Board and committees, payable in arrears in four quarterly installments, and an equity retainer in the form of annual DSU grants in accordance with the Company's current Incentive Plan. Upon appointment to the Board, a pro-rated initial equity award will be made based on the amount of time until the next annual equity award.

Services by Independent Directors	Cash Retainer	Equity Retainer
Annual Base Fees *(payable in arrears in four quarterly installments)*		
Lead Director	US$70,000 per year	US$150,000 in the form of an annual DSU grant under the Incentive Plan
Independent Director Fee (for all independent directors other than the Lead Director)	US$50,000 per year	US$150,000 in the form of an annual DSU grant under the Incentive Plan
Additional Fees for Serving on Committees *(payable in arrears in four quarterly installments)*		
Annual Fee for acting as Chair of the Audit and Risk Committee	US$20,000 per year	-
Annual Fee for acting as Chair of the Governance, Nomination, Compensation and Leadership Committee	US$15,000 per year	-
Annual Fee for serving as a Chair of any other committee	US$10,000 per year	-
Special Committee Meeting Fees	To be set by the Board concurrent with establishing the special committee, and dependent upon the expected workload	

Following the completion of the Separation Transaction an initial grant of DSUs and Options was made to the new independent directors in connection with their retention and appointment to the Board, and to Mr. Ireland in connection with his continued service on the Board and his increased duties as Lead Director. These grants were designed to ensure the alignment of the interest of the directors of the new Lithium Argentina with that of Shareholders, and to recognize the significant amount of work the newly reconstituted Board had, and continues to, undertake as a result of the transformation of the Company pursuant to the Separation Transaction.

Director Compensation Table

The table below summarizes the compensation paid to all directors other than directors who are also disclosed as named executives for the year ended December 31, 2023.

In 2023, we paid a total of US$5,246,751 in director compensation to independent directors. This includes fees paid to former directors and to current directors, including initial grants of equity awards for new directors, but excludes compensation paid to Mr. Evans, Mr. Kanellitsas and Mr. Mignacco who were not compensated for their services as directors. Incentive securities issued by the Company in the Separation Transaction in replacement of old incentive securities of the Company are not factored in the calculations of the amounts disclosed in the tables below.

Director Name	Fees Earned (US$)[1]	Share-Based Awards (US$)[2]	Option-Based Awards (US$)[3]	Non-Equity Incentive Plan Compensation (US$)	Pension Value (US$)	All Other Compensation (US$)	Total (US$)
George Ireland	102,165	676,836	597,000	-	-	-	**1,376,001**
Diego Lopez Casanello[4]	15,000	443,250	597,000	-	-	-	**1,055,250**
Robert Doyle[4]	17,500	443,250	597,000	-	-	-	**1,057,750**
Monica Moretto[5]	-	-	-	-	-	-	**-**
Calum Morrison[4]	16,250	443,250	597,000	-	--	-	**1,056,500**
Former Directors[6]							
Fabiana Chubbs	79,500	81,000	-	-	-	-	**160,500**
Kelvin Dushnisky	69,000	74,250	-	-	-	-	**143,250**

Director Name	Fees Earned (US$)[1]	Share-Based Awards (US$)[2]	Option-Based Awards (US$)[3]	Non-Equity Incentive Plan Compensation (US$)	Pension Value (US$)	All Other Compensation (US$)	Total (US$)
Yuan Gao	73,000	78,750	-	-	-	-	**151,750**
Jinhee Magie	76,000	74,250	-	-	-	-	**150,250**
Xiaoshen Wang	39,500	56,000	-	-	-	-	**95,500**

Notes:
(1)   Cash portion of fees paid to each director.
(2)   DSU portion of fees paid to each director. Amounts presented are based on the estimated grant date fair value of the DSUs being US$21.40 per DSU awarded in Q2 2023, US$17.19 and US$19.78 per DSU awarded in Q3 2023, US$5.41 per DSU awarded in Q4 2023. Estimated grant date fair value of the DSU granted prior to the Separation Transaction has not been adjusted for the Separation Transaction.
(3)   The fair value of Options granted was estimated on the date of grant using the Black Scholes Option Pricing Model. These Options are exercisable at a prices of US$5.40 and US$5.56 until December 3, 2030. The key assumptions used under the Black Scholes Option Pricing Model; that were used for the Option awards in the table above were: risk-free rate 4.04%; expected life 7 years; annualized volatility 73.14%; expected dividend rate nil. The Company chose to use the Black Scholes Option Pricing Model as the basis for calculating fair value of the Options granted as this methodology is commonly accepted by issuers. The values presented are consistent with the accounting values used in the Company's audited financial statements.
(4)   Messrs. Lopez Casanello, Doyle and Morrison joined the Board in October 2023.
(5)   Ms. Moretto joined the Board in March 2024.
(6)   Mss. Chubbs and Magie, and Messrs. Dushnisky and Gao resigned from the Company's Board effective October 3, 2023 with the Separation Transaction. Mr. Wang did not stand for re-election at the Company's last Shareholder meeting on July 31, 2023.

The following table provides a breakdown of the fees earned by independent directors in the table above:

Director Name		Board Retainer (US$)	Committee Retainer (US$)	Board and Committee Meeting Fees (US$)[1]	Total (US$)
George Ireland	Cash	85,216	6,449	10,500	102,165
	DSUs	668,284	8,551	-	676,835
	Options	597,000	-	-	597,000
Diego Lopez Casanello[2]	Cash	12,500	2,500	-	15,000
	DSUs	443,250	-	-	443,250
	Options	597,000	-	-	597,000
Robert Doyle[2]	Cash	12,500	5,000	-	17,500
	DSUs	443,250	-	-	443,250
	Options	597,000	-	-	597,000
Monica Moretto[3]	Cash	-	-	-	-
	DSUs	-	-	-	-
	Options	-	-	-	-
Calum Morrison[2]	Cash	12,500	3,750	-	16,250
	DSUs	443,250	-	-	443,250
	Options	597,000	-	-	597,000
Former Directors[4]					
Fabiana Chubbs	Cash	46,500	7,500	25,500	79,500
	DSUs	69,750	11,250	-	81,000
Kelvin Dushnisky	Cash	46,500	3,000	19,500	69,000
	DSUs	69,750	4,500	-	74,250
Yuan Gao	Cash	46,500	6,000	20,500	73,000
	DSUs	69,750	9,000	-	78,750
Jinhee Magie	Cash	46,500	3,000	26,500	76,000

Director Name		Board Retainer (US$)	Committee Retainer (US$)	Board and Committee Meeting Fees (US$)[1]	Total (US$)
	DSUs	69,750	4,500	-	74,250
Xiaoshen Wang	Cash	36,333	1,000	2,167	39,500
	DSUs	54,500	1,500	-	56,000

Notes:
(1) Fees paid to each independent director attending more than a combined total of ten Board and committee meetings per calendar year.
(2) Messrs. Lopez Casanello, Doyle and Morrison joined the Board in October 2023.
(3) Ms. Moretto joined the Board in March 2024.
(4) Mss. Chubbs and Magie, and Messrs. Dushnisky and Gao resigned from the Company's Board effective October 3, 2023 with the Separation Transaction. Mr. Wang did not stand for re-election at the Company's last Shareholder meeting on July 31, 2023.

Outstanding Share-Based Awards and Option-Based Awards

Set out below is the value of all outstanding equity incentive awards under our incentive plans as of December 31, 2023 held by directors other than directors who are also disclosed as named executives.

Name	Option-based Awards				Share-based Awards, DSUs and RSUs		
	Number of securities underlying unexercised Options (#)	Options exercise price (US$)	Options expiration date	Value of unexercised in-the-money Options (US$)[1]	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (US$)[2]	Market or payout value of share-based awards not paid out or distributed (US$)[2]
George Ireland	150,000	5.56	3-Dec-2030	114,000	212,901	1,345,534	-
Diego Lopez Casanello[3]	150,000	5.56	3-Dec-2030	114,000	75,000	474,000	-
Robert Doyle[3]	150,000	5.40	3-Dec-2030	138,000	75,000	474,000	-
Monica Moretto[4]	-	-	-	-	-	-	-
Calum Morrison[3]	150,000	5.40	3-Dec-2030	138,000	75,000	474,000	-
Former Directors[5]							
Fabiana Chubbs	-	-	-	-	-	-	-
Kelvin Dushnisky	-	-	-	-	-	-	-
Yuan Gao	-	-	-	-	-	-	-
Jinhee Magie	-	-	-	-	-	-	-
Xiaoshen Wang	-	-	-	-	-	-	-

Notes:
(1) The value of unexercised "in-the-money options" is calculated on the basis of the difference between the closing price of the Common Shares on the NYSE on December 29, 2023 of US$6.32 and the exercise price of the Options.
(2) The market value of unexercised share-based awards is calculated on the basis of the closing price of the Common Shares on the NYSE on December 29, 2023 of US$6.32.
(3) Messrs. Lopez Casanello, Doyle and Morrison joined the Board in October 2023.
(4) Ms. Moretto joined the Board in March 2024.
(5) Mss. Chubbs and Magie, and Messrs. Dushnisky and Gao resigned from the Company's Board effective October 3, 2023 with the Separation Transaction. Mr. Wang did not stand for re-election at the Company's last Shareholder meeting on July 31, 2023.

Anti-hedging requirements are set out in our Securities Trading Policy and apply to all directors.

Incentive Plan Awards-Value Vested or Earned During the Year

The following table sets out the value vested or earned under incentive plans during the year ended December 31, 2023, for all directors other directors who are also disclosed as named executives:

Name	Option-based awards value vested during the year (US$)	Share-based awards value vested during the year (US$)[1]	Non-equity incentive plan compensation value earned during the year (US$)
George Ireland	-	1,520,916[1]	-
Diego Lopez Casanello[2]	-	-	-
Robert Doyle[2]	-	-	-
Monica Moretto[3]	-	-	-
Calum Morrison[2]	-	-	-
Former Directors[4]			
Fabiana Chubbs	-	210,935	-
Kelvin Dushnisky	-	59,834	-
Yuan Gao	-	161,083	-
Jinhee Magie	-	53,810	-
Xiaoshen Wang	-	1,117,587	-

Notes:
(1)   "Value vested during the year" means the aggregate dollar value of the Common Shares that are issued on the vesting of DSUs. This amount is calculated using the closing market price of the Common Shares on the dates on which the DSUs vested during the year ended December 31, 2023.
(2)   Messrs. Lopez Casanello, Doyle and Morrison joined the Board in October 2023.
(3)   Ms. Moretto joined the Board in March 2024.
(4)   Mss. Chubbs and Magie, and Messrs. Dushnisky and Gao resigned from the Company's Board effective October 3, 2023 with the Separation Transaction. Mr. Wang did not stand for re-election at the Company's last Shareholder meeting on July 31, 2023.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the current or former directors, executive officers, employees of the Company or its subsidiaries, the proposed nominees for election to the Board, or their respective associates or affiliates, are or have been indebted to the Company or its subsidiaries since the beginning of the last completed financial year of the Company.

EXECUTIVE COMPENSATION

As a result of the Separation Transaction, our executive management was reconstituted in October 2023 to be comprised, among others, of John Kanellitsas, Executive Chairman, President and Interim CEO, and Alex Shulga, Vice President and Chief Financial Officer. On March 18, 2024, Sam Pigott joined the Company as President and Chief Executive Officer. This section includes historical information with respect to executive compensation prior to the Separation Transaction as well as information regarding our practices post-Separation Transaction.

The Governance, Nomination, Compensation and Leadership Committee, on behalf of the Board, is responsible for overseeing the Company's executive compensation program.

In 2023, the Board adopted an Incentive Compensation Recovery Policy, which provides for the recovery of erroneously awarded incentive compensation from covered executives in the event that the Company is required to prepare an accounting restatement due to material non-compliance of the Company with any financial reporting requirements under United States securities laws and NYSE requirements. A copy of the Incentive Compensation Recovery Policy can be found on the Company's website at www.lithium-argentina.com.

EXECUTIVE COMPENSATION PHILOSOPHY

The Company's goal is to offer a compensation program that is competitive within the median range of a select group of industry peers for executive compensation comparison purposes, with the overall focus of our program being to offer competitive base compensation to executives and pay for strong performance through an annual performance management program. The goals of our executive compensation program are:

- To attract, motivate and retain high performing executives through market competitive base salaries and employee benefits, which are offered throughout the organization;

- To pay for performance of our executives through our performance management program, which includes performance reviews and awards based on a combination of individual performance and the attainment of corporate and individual goals and objective each year, thereby furthering the interests of the Company, and adding an at-risk component to executive compensation;

- To recognize the contribution of our executives to our profitability and long-term growth through the award of short-term and long-term equity incentives based on executive and corporate performance; and

- To align the financial interests of executives with the interests of our shareholders and the Company's overall performance through the award of equity incentives that expose executives to the risks and rewards of ownership of our Company's equity securities.

As a development stage lithium mining and processing company that recently commenced production of battery grade lithium products, we are dependent on individuals with specialized skills and knowledge related to mining exploration and development, capital projects management, chemical processing for planned lithium products, corporate finance, legal, human resources, and other areas of business or management expertise. We operate in regions where competition for talent is increasingly competitive, the number of opportunities for job seekers is growing and where it is increasingly important for companies to have competitive compensation programs and practices in place to retain and attract talent.

Our compensation program has historically included the following components: base salary, short-term incentive ("**STI**") annual performance award generally payable 50% in cash and 50% in RSUs, long-term incentive ("**LTI**") performance award payable 100% in PSUs for executives and RSUs for non-executives, and employee benefits such as retirement savings plan contributions, extended health, dental, life and disability insurance, and a health and wellness benefit to encourage a healthy lifestyle for our executives and staff generally. In 2023, the Company granted Options as part of its LTI program.

2023 was a transformational year for the Company with the commencement of operations at the Caucharí-Olaroz mineral project site, the acquisition of Arena Minerals, the completion of the Separation Transaction and the successful financing with GM for the development of the Thacker Pass project, which are accomplishments for which our executives deployed significant time and efforts. The Separation Transaction resulted in significant management changes including the appointments of a new CEO and CFO. While the Company strived to adhere to its historic compensation program, the Company determined that given the unique circumstances of the Separation Transaction and other transformational factors that appropriately compensating executives both pre- and post-Separation necessitated the use of a certain degree of discretion and judgment. Management and the Governance, Nomination, Compensation and Leadership Committee are currently working with Lane Caputo, an independent compensation advisor to the Company, to evaluate and refine a new executive compensation program for 2024 in line with the new attributes specific to the Company post-Separation Transaction.

COMPENSATION GOVERNANCE

Compensation matters are overseen by the Governance, Nomination, Compensation and Leadership Committee. All members of the committee are current or former executive officers/directors of public or private companies, providing them with an understanding of executive compensation policies and practices, along with practical experience as to the workings of such programs and policies. The committee also has the ability to engage external advisors to support committee members in fulfilling the mandate of the committee.

COMPENSATION ADVISOR AND PEER GROUP BENCHMARKING REVIEW

To offer market competitive levels of compensation, we previously engaged Willis Towers Watson ("**WTW**") in 2017 to provide independent compensation advisory services to the Governance, Nomination, Compensation and Leadership Committee and management on our compensation program. The benchmark compensation review completed by WTW, management and the Governance, Nomination, Compensation and Leadership Committee involved the development of a compensation peer group comprised of public lithium mining companies, other diversified mining companies, and lithium and other specialty chemical producers in Canada, the United States and Australia who publicly disclose their compensation practices. After developing the compensation peer group, a comparison of target total direct compensation of our executives with that of the peer group was assessed, together with other industry compensation reports. From there increases to executive compensation were determined, taking effect in 2023.

Following the Separation Transaction, the Company engaged Lane Caputo to assist with developing a new fee schedule for independent directors based on a benchmarking exercise to a revised peer group. Lane Caputo is also assisting in developing a new executive compensation program for 2024 in line with the new attributes specific to the Company post-Separation Transaction.

There is no requirement for the Governance, Nomination, Compensation and Leadership Committee to pre-approve other services the independent compensation advisor or any of its affiliates provides to the Company at the request of management.

Fees we paid to our independent compensation advisors, Lane Caputo and WTW, for the 2023 and 2022 fiscal years are set out below.

Compensation Advisory Fees	For the years ended December 31,	
	2023 (US$)	2022 (US$)
Executive compensation related-fees	$20,353	$-
All other fees	$20,666	$5,050
Total fees	$41,019	$5,050

PERFORMANCE EVALUATION AND COMPENSATION PROCESS

The Company follows an internal compensation planning process. Parties participating in the process include management, the Governance, Nomination, Compensation and Leadership Committee and an independent compensation advisor as engaged from time to time. Executive compensation decisions and recommendations by management are made by our Management Compensation Committee consisting of the CEO, CFO and VP, Human Resources. The Management Compensation Committee evaluates annual performance reviews and makes recommendations to the Governance, Nomination, Compensation and Leadership Committee on performance awards for executives other than the CEO and Executive Chairman. The Governance, Nomination, Compensation and Leadership Committee then reviews the recommendations in light of the Company's compensation and retention strategy to ensure proposed awards are aligned with the overall design of the compensation program and the Company's business needs, and seeks input from the independent compensation consultant as needed. Annual performance evaluations for the CEO and Executive Chairman are assessed by the Governance, Nomination, Compensation and Leadership Committee, which as a committee determines performance awards for these executives. Once the Governance, Nomination, Compensation and Leadership Committee and the Management Compensation Committee have agreed on final performance awards and any changes to executive compensation, these are submitted by the Governance, Nomination, Compensation and Leadership Committee with a committee recommendation for Board consideration. Board approval is required for items such as equity compensation grants, including STI and LTI equity awards, and salary changes for the CEO and Executive Chairman.

The Company historically engaged an independent compensation consultant to conduct a bi-annual review of executive compensation, benchmarked to compensation of a selected peer group. This process is overseen by the Governance, Nomination, Compensation and Leadership Committee, which receives recommendations from the consultant and determines if any changes are needed to our executive compensation program and levels of compensation. In non-review years, the Management Compensation Committee will consider cost-of-living adjustments to base salary for executives along with other staff and provide a recommendation for consideration by the Governance, Nomination, Compensation and Leadership Committee based on changes to indices measuring inflationary conditions in the regions where our executives and staff work.

As noted, 2023 was a transformational year for the Company with the commencement of operations at the Caucharí-Olaroz mineral project site, the acquisition of Arena Minerals, the completion of the Separation Transaction and the successful financing with GM for the development of the Thacker Pass project, which are accomplishments for which our executives deployed significant time and efforts. The Separation Transaction resulted in significant management changes including the appointments of a new CEO and CFO. While the Company largely employed a similar internal compensation planning process in 2023, given the unique circumstances of the Separation Transaction and other transformational factors that a certain degree of discretion and judgment was exercised to ensure executives were appropriately compensated both pre- and post-Separation.

COMPENSATION BENCHMARKING

Benchmarking of executive compensation compares actual and target compensation against a peer group to benchmark for the position, organizational role and scope of responsibility. The peer group for 2023 was previously recommended by WTW and selected based on the criteria set out below for use in determining salaries and compensation practices prior to the Separation Transaction. The Company is currently working with Lane Caputo on its 2024 executive compensation program and anticipates its peer group will change.

Criteria for Selection as Compensation Peers in 2023	
Industry	Companies operating in industries that will overlap with the Company's business targeting battery-grade lithium products (which involve a chemical processing component), being the diversified metals and mining industry (including lithium), and the specialty and commodity chemicals industries, along with one gold mining industry peer
Geographic Location	Publicly traded companies headquartered in Canada and the United States were selected as most of the Company's executives are based in one of these jurisdictions, along with Australia where many global, public lithium companies are headquartered
Size	Comparable size to the Company based on market cap and level of assets, with the Company falling near the median point compared to peers

COMPENSATION PEER GROUP

The criteria set out above were applied to develop the following compensation peer group of 14 companies, recommended by WTW and the GNCLC, and was previously approved by the Board (pre-Separation Transaction):

Compensation Peer Group		
Galaxy Resources Limited	Hudbay Minerals Inc.	Livent Corporation
IGO Limited	Largo Resources Ltd.	Materion Corporation
Orocobre Limited	Cabot Corporation	Minerals Technologies Inc.
Pilbara Minerals Limited	Coeur Mining, Inc.	PQ Group Holdings Inc.
Capstone Mining Corp.	Ferro Corporation	

NAMED EXECUTIVE OFFICERS

For the purposes of this Circular, a named executive officer (a "**named executive**" or "**Named Executive**") means, except as specified, each of the following individuals: (a) the CEO; (b) the CFO; (c) each of the three most highly compensated executive officers of the Company including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 as determined in accordance with subsection 1.3(6) of Form 51-102F6 – *Statement of Executive Compensation*; and (d) each individual who would be an named executive under paragraph (c) but for the fact that the individual was neither an executive officer of the Company or its subsidiaries, nor acting in a similar capacity, at the end of the financial year, for the year ended December 31, 2023.

The Named Executives for the 2023 fiscal year are:

Named Executive	Officer's Title
John Kanellitsas[1]	Executive Chairman and former President and Interim Chief Executive Officer
Alex Shulga[2]	Vice President and Chief Financial Officer
Ignacio Celorrio[3]	Executive Vice President, Legal, Government and External Affairs and former President, Latin America
Carlos Galli[4]	Vice President, Growth and Innovation
Franco Mignacco[5]	President of Minera Exar
Former Officers	
Jonathan Evans[6]	Former Chief Executive Officer and President
Pablo Mercado[7]	Former Executive Vice President and Chief Financial Officer
Eduard Epshtein[8]	Former Chief Financial Officer

Notes:
(1)   Appointed President and Interim Chief Executive Officer effective from October 3, 2023 with the Separation Transaction until March 18, 2024 with the appointment of Sam Pigott as President and Chief Executive Officer.
(2)   Appointed Vice President and Chief Financial Officer effective October 3, 2023 with the Separation Transaction.
(3)   Appointed Executive Vice President, Legal, Government and External Affairs effective October 3, 2023 with the Separation Transaction.
(4)   Appointed Vice President, Growth and Innovation effective October 3, 2023 with the Separation Transaction.
(5)   Mr. Mignacco is a director of the Company, however, he was compensated in his capacity as President of Minera Exar and in such capacity his compensation is included in the compensation disclosure for Named Executives.
(6)   Resignation effective October 3, 2023 with the Separation Transaction.
(7)   Appointed Executive Vice President and Chief Financial Officer effective April 24, 2023 until October 3, 2023 with the Separation Transaction.
(8)   Resignation effective April 24, 2023.

ELEMENTS OF EXECUTIVE COMPENSATION

The Company generally utilizes a combination of both fixed and variable compensation to motivate executives to achieve overall corporate goals. The Board, acting on the recommendation of the Governance, Nomination, Compensation and Leadership Committee, has implemented a compensation structure intended to align the interests of the executive officers with those of the Shareholders. The elements of the Company's historical executive compensation program are summarized in the table below.

Compensation Elements	Features	Objectives
Base Salary	Evaluated annually, alternating with a bi-annual benchmarking executive compensation review, and in non-benchmarking years a bi-annual cost-of-living adjustment.	Fixed compensation, recognizing individual experience, performance and responsibilities. Targeting salary to the median range of compensation peers promotes retention of talented individuals as executive officers, and facilities recruitment of new talent in a competitive job market landscape.
STI Awards	Cash bonus + RSUs STI award = Base Salary x STI Target % x (Corporate Performance based on % weight by position + Individual Performance based on % weight by position).	Rewards performance by executives for achieving annual individual goals and corporate strategic goals. Designed to motivate executives, recognize annual contributions by individuals, and align executive performance with corporate strategic priorities.
LTI Awards	PSUs with three-year performance vesting conditions. LTI = Base Salary x LTI retention factor.	Promotes longer-term retention and aligns long-term interests of our executives with those of shareholders. At risk award that links long-term equity plan payouts to relative total share price performance over a three-year period Rewards executives for industry out-performance.
Retirement Savings Plan Contributions	Annual contribution matching by the Company to a retirement savings plan, up to 3% of base salary, subject to a contribution ceiling established annually (2023 - US$15,500 for ages below 50; US$19,000 for ages 50 and over).	Market competitive benefit. Encourages retirement savings by our executives.
Health, Wellness and Other Benefits	Health, dental, life, critical illness and disability insurance. Health and wellness spending account.	Market competitive benefits. Encourages and supports health and wellness for our executives.

The Governance, Nomination, Compensation and Leadership Committee reviews each element of compensation for market competitiveness, and it may weigh a particular element more heavily based on the respective executive's role and responsibilities within the Company. The committee's focus is on remaining competitive in the market with respect to the Company's total compensation program, in addition to certain components of executive compensation such as base salary and our performance-based compensation program.

The Company has historically utilized corporate performance scorecards with objectives and various range weights based on position level as well as performance achieving individual goals for the year. Corporate goals and objectives were then cascaded down throughout the organization, after being approved by the Governance, Nomination, Compensation and Leadership Committee. The Company developed a 2023 corporate scorecard in anticipation of evaluating corporate performance of executive officers for 2023, however, the Company determined that the scorecard was of limited applicability in the context of the Separation Transaction and redefined focus of the Company on its Argentina business. As such, the Company ultimately had to exercise discretion in its evaluation of corporate and personal performance of executive officers, particularly focusing on the efforts of executives towards commencement of operations at the Cauchari-Olaroz mineral project site and completion of the Separation Transaction. The Company anticipates returning to the use of more formalized metrics in the compensation of executive officers for 2024.

Base Salary

Base salaries are set with the goal of being competitive with corporations of a comparable size and stage of development, thereby enabling the Company to compete for and retain executive officers critical to the Company's long-term success. The Governance, Nomination, Compensation and Leadership Committee and the Board approve the salary ranges for executives based on the peer group compensation benchmarking review generally occurring bi-annually. Salary determinations for executives by the committee and management are made with consideration of the Company's financial resources and the following criteria, among others:

- The particular responsibilities related to the position;

- Salaries paid by comparable businesses and factoring in market conditions for talent;

- The experience level of the executive; and

- The executive's overall performance or expected performance (in the case of a newly hired executive).

An assessment of these criteria is made by the Governance, Nomination, Compensation and Leadership Committee for the CEO and Executive Chairman. For other named executives excluding the CEO and Executive Chairman, the assessment is made by management and a recommendation is made to the committee for feedback and recommendation to the Board. Final recommendations are then made to the Board to approve base salary adjustments.

Short-Term Incentive Compensation

The Company awards annual STI compensation to executives based on the achievement of corporate and individual goals for the year. STI awards have the objective of motivating executives to achieve performance objectives that are aligned with the overall strategic objectives of the Company during the period.

A target range for an STI award as a percentage of salary is generally set for each executive position. Actual bonuses awarded are subject to a multiplier depending on actual performance for the year. STI compensation is discretionary, and generally consists of a cash payment and a grant of RSUs. RSUs are awarded under the Incentive Plan.

STI awards have been generally determined based on the corporate scorecard for the year and the individual performance of each executive. In 2023 the Company made certain discretionary STI award grants without explicit reference to a corporate scorecard, but rather with reference to the executive's performance in connection with the unique circumstances of the Separation Transaction. New grants take into consideration corporate and individual performance for the annual period, and generally do not factor in prior grants made to an individual except if we are nearing the maximum number of Common Shares issuable under the Incentive Plan. Recommendations are submitted by management to the Governance, Nomination, Compensation and Leadership Committee for consideration and approval. The GNCLC determines STI awards for the CEO and Executive Chairman, while all other awards are recommended by management with the GNCLC providing feedback as needed on the recommended amount of such awards. All grants of equity STI awards are approved by the Board.

Long-Term Incentive Compensation

LTI compensation is another key component of the Company's executive compensation program. LTI compensation is awarded on the same basis as STI awards, to motivate performance by executives and promote retention, but with a stronger focus on long-term alignment of executives' interests with those of shareholders to better align risks. Executives are also provided with an opportunity to share in the rewards of the Company's performance, together with the associated risks of ownership of the Company's securities.

Restricted share rights with performance vesting conditions ("**PSUs**") have been generally awarded to executives as LTI awards under the Incentive Plan. PSUs generally had a three-year performance vesting cycle and were subject to performance vesting conditions based on total shareholder return ("**TSR**"). The

Company has the discretion to award Options under the Incentive Plan. In 2023, the Company commenced granting Options as part of its LTI program.

LTI awards for the CEO and Executive Chairman are determined by the Governance, Nomination, Compensation and Leadership Committee, and for other executives are determined by the CEO and reviewed by the Management Compensation Committee prior to their recommendation to the Governance, Nomination, Compensation and Leadership Committee, with all awards being determined based on a combination of individual performance and consideration of long-term retention. The Governance, Nomination, Compensation and Leadership Committee then makes a recommendation for Board approval of all LTI awards to be granted as equity compensation. In December 2023, the Governance, Nomination, Compensation and Leadership Committee recommended certain Option grants to executives in part in recognition of their efforts in executing on the Separation Transaction and other Company achievements.

Vested PSUs are satisfied in Common Shares upon settlement, with the number of Common Shares calculated based on the payout factor from the TSR calculation described above.

In connection with the Separation Transaction, holders of all DSUs, RSUs, and PSUs of the Company received, in exchange for such outstanding units, equivalent incentive securities of the Company and Lithium Americas (Newco), subject however that the Company Units issued were adjusted downward pursuant to subsection 7(1.4) of the *Income Tax Act* (Canada). In order to offset such adjustment, certain executives and employees of the Company were granted RSUs on December 3, 2023 (the "**Cutback Grant**"), with RSUs granted to executives vesting in a single tranche 36 months from the grant date. Although the Company has discretion to grant awards under the Incentive Plan, the Cutback Grant was intended as a one-time grant to certain executives and employees to compensate for the downward adjustments made to their incentive securities holdings pursuant to subsection 7(1.4) of the *Income Tax Act* (Canada). See "*General Information, Additional Information, Separation Transaction*" and the "*Summary Compensation Table*" for further information.

Benefits

We provide a benefits program, including health, dental, life, critical illness and disability insurance, employee and family assistance program, and a health and wellness spending account to encourage a healthy lifestyle for our employees, including named executives. We also offer annual retirement savings plan contribution matching, as further described in the table under "*Elements of Compensation*".

Management of Risks

The Governance, Nomination, Compensation and Leadership Committee and the Board periodically assess the implications of the risks associated with the Company's compensation policies and practices. The committee maintains sufficient discretion and flexibility in implementing compensation decisions such that unintended consequences in remuneration can be minimized, while still being responsive to market influences in a competitive environment. Through the GNCLC Charter, the Governance, Nomination, Compensation and Leadership Committee has sole authority to retain consultants to assist it in the evaluation of compensation of senior management and directors. The Company has policies in place to mitigate compensation policies and practices that could encourage named executives to take inappropriate and excessive risk. All material contracts and agreements require Board approval. The Board also approves annual and capital budgets.

The Company has a Securities Trading Policy, which applies to employees, officers, directors and consultants ("**Covered Persons**") of the Company, its subsidiaries and joint venture interests, and also extends to any trading by trusts and holding companies controlled by Covered Persons. The Company also expects Covered Persons will ensure compliance by family and other members of their household. The Securities Trading Policy stipulates that the Company and its Covered Persons are subject to restrictions against trading in securities of the Company while in possession of material information that has not been publicly disclosed. The Securities Trading Policy also prohibits hedging and derivatives trading, engaging in short sales and trading on margin or pledging the Company's securities. The Securities Trading Policy is posted on our website.

PERFORMANCE GRAPH

The graph and table on the following page compares the cumulative shareholder return on a C$100 investment in Common Shares to a similar investment in companies comprising the S&P/TSX Composite Total Return Index, including dividend reinvestment, for the period from January 1, 2019 to December 31, 2023:



Notes:
(1)   The cumulative return of the Company's Common Shares is based on the closing prices of the Common Shares on the TSX on December 31, 2018, 2019, 2020, 2021, 2022 and 2023 or, if there was no trading on such date, the closing price on the last trading day prior to such date. It has been assumed that upon completion of the Separation Transaction, the Lithium Americas (Newco) common shares received were sold on October 4, 2023, and that the proceeds were reinvested in Common Shares of the Company.
(2)   The S&P/TSX Composite Total Return Index is a total return index (C$), the calculation of which includes dividends and distributions reinvested.

As shown in the graph above, during the fiscal year ended December 31, 2023, the Company's Common Share price declined relative to the S&P/TSX Composite Total Return Index for the 2023 calendar year. The Company believes that the share price performance has been impacted primarily by declining lithium commodity prices and macroeconomic factors affecting electric vehicle sales, such as high interest rates and high inflation. Over the same period, the price of lithium declined by approximately 40%.

The trend in overall compensation paid to the Company's executive officers over this period has not directly tracked the performance of the market price of the Common Shares or the S&P/TSX Composite Total Return Index. The unique circumstances of the Company in 2023 required a major reconfiguration of our management team and significant efforts of our management which was reflected in our compensation profile, with the development and commencement of production at the Caucharí-Olaroz, the successful acquisition of Arena Minerals, the completion of the Separation Transaction and the financing with GM for the development of the Thacker Pass project. Given the Company's stage of development, the Company's Common Share price can be volatile and is currently not a significant factor in cash compensation considerations. The value of LTI compensation in the form of PSUs and RSUs is influenced by our Common Share price performance.

SUMMARY COMPENSATION TABLE

The table below sets out all compensation for named executives for our 2023, 2022 and 2021 fiscal years, including direct and indirect compensation. Named executives who are also directors of our Company are not compensated for their services as directors. Incentive securities issued by the Company in the Separation Transaction in replacement of old incentive securities of the Company are not factored into the calculation of the amounts disclosed in the tables below.

Named Executive and Principal Position	Year[1]	Salary (US$)	Equity-Based Compensation (US$)		Non-Equity Incentive Plan Compensation (US$)	Pension Value (US$)	All Other Compensation[5] (US$)	Total Compensation (US$)
			Share-Based Awards (US$)[2][3]	Option-Based Awards (US$)[4]	Annual Incentive Plans[3]			
John Kanellitsas,[6][7] Executive Chairman and former President and Interim Chief Executive Officer	2023	420,000	1,757,000[17]	995,000	56,536	-	25,916	3,254,452
	2022	400,000	1,023,172	-	193,125	-	42,715	1,659,012
	2021	350,000	500,239	-	52,500	-	37,886	940,625
Alex Shulga,[8] Vice President and Chief Financial Officer	2023	305,446	435,900[18]	398,000	50,000	-	20,612	1,209,958
	2022	200,000	253,375	-	73,375	-	-	526,750
	2021	170,000	136,000	-	34,000	-	-	340,000
Ignacio Celorrio,[9] Executive Vice President, Legal, Government and External Affairs and former President, Latin America	2023	438,323	448,800[19]	398,000	50,000	-	74,500[20]	1,409,623
	2022	381,150	810,187	-	156,516	-	80,042	1,427,894
	2021	282,500	378,224	-	52,969	-	59,325	773,018
Carlos Galli,[10] Vice President, Growth and Innovation	2023	345,000	338,100[21]	398,000	50,000	-	74,500[20]	1,205,600
	2022	262,500	291,600	-	89,100	-	-	643,200
	2021	-	-	-	-	-	-	-
Franco Mignacco,[11] President of Minera Exar	2023	287,500[22]	855,000[23]	597,000	-	-	-	1,739,500
	2022	250,000[22]	432,328	-	110,157	-	-	792,485
	2021	250,000[22]	175,896	-	-	-	6,248	432,144
Former Officers								
Jonathan	2023	450,000	-	-	-	-	28,577	478,577

Named Executive and Principal Position	Year[1]	Salary (US$)	Equity-Based Compensation (US$)		Non-Equity Incentive Plan Compensation (US$)	Pension Value (US$)	All Other Compensation[5] (US$)	Total Compensation (US$)
			Share-Based Awards (US$)[2][3]	Option-Based Awards (US$)[4]	Annual Incentive Plans[3]			
Evans,[12][13] Former Chief Executive Officer and President	2022	475,000	2,157,825	-	332,500	-	37,251	3,002,576
	2021	375,000	861,365	-	61,875	-	39,370	1,337,610
Pablo Mercado,[14] Former Executive Vice President and Chief Financial Officer	2023	256,877	1,170,000	-	-	-	7,148	1,434,025
	2022	-	-	-	-	-	-	-
	2021	-	-	-	-	-	-	-
Eduard Epshtein,[15] Former Chief Financial Officer	2023	99,750	664,163	-	-	-	480,854[16]	1,244,767
	2022	300,000	724,139	-	143,081	-	22,050	1,189,270
	2021	250,000	219,712	-	40,625	-	19,149	529,486

Notes:
(1)   Financial years ended December 31, 2023, December 31, 2022 and December 31, 2021.
(2)   Share-based awards consist of RSUs granted under the Incentive Plan. The amount of equity-settled payment arrangements is based on the estimated fair value at the grant date. For RSUs, the fair value is based on the five-day VWAP of US$5.40 for 2023 RSUs (US$25.27 for 2022 RSUs and US$24.62 for 2021 RSUs) calculated as of the day prior to the grant date.
(3)   Non-Equity Incentive Plan Compensation represents the cash performance bonuses awarded in each year disclosed in the table.
(4)   The fair value of Options granted was estimated on the date of grant using the Black Scholes Option Pricing Model. These Options are exercisable at a prices of US$5.40 and US$5.56 until December 3, 2030. The key assumptions used under the Black Scholes Option Pricing Model; that were used for the Option awards in the table above were: risk-free rate 4.04%; expected life 7 years; annualized volatility 73.14%; expected dividend rate nil. The Company chose to use the Black Scholes Option Pricing Model as the basis for calculating fair value of the Options granted as this methodology is commonly accepted by issuers. The values presented are consistent with the accounting values used in the Company's audited financial statements.
(5)   Other compensation includes the extended health benefits plan and RRSP or simple IRA account contributions made by the Company.
(6)   Appointed President and Interim Chief Executive Officer effective from October 3, 2023 with the Separation Transaction until March 18, 2024 with the appointment of Sam Pigott as President and Chief Executive Officer. Prior to this served as Executive Vice Chair from November 2015 to October 2023.
(7)   During the years ended December 31, 2023, 2022 and 2021, Mr. Kanellitsas and Mr. Evans were also directors of the Company, and did not receive any compensation for their services as Board directors of the Company.
(8)   Appointed Vice President and Chief Financial Officer effective October 3, 2023 with the Separation Transaction. Prior to this served as Vice President, Finance from April 2019 to October 2023.
(9)   Appointed Executive Vice President, Legal, Government and External Affairs effective October 3, 2023 with the Separation Transaction. Prior to this served as President, Latin America from February 2021 to October 2023 and President, International Affairs from October 2019 to January 2021.
(10)   Appointed Vice President, Growth and Innovation effective October 3, 2023 with the Separation Transaction. Prior to this served as Senior Director Project Development, Latin America of the Company from February 2022 to October 2023.
(11)   Mr. Mignacco is a director of the Company, however, he was compensated in his capacity as President of Minera Exar and in such capacity his compensation is included in the compensation disclosure for Named Executives. He received no compensation for acting as a director on the Board.
(12)   Resignation effective October 3, 2023 with the Separation Transaction.
(13)   As of October 3, 2023, Mr. Evans continues to hold 8,480 DSUs earned while he was an independent director of the Company.
(14)   Appointed Executive Vice President and Chief Financial Officer effective April 24, 2023 until October 3, 2023 with the Separation Transaction.
(15)   Resignation effective April 24, 2023.
(16)   Includes an amount paid to Mr. Epshtein for delaying retirement. See "*Executive Compensation, Termination and Change*

of Control Benefits" below.

(17) US$702,000 in RSUs issued in respect of the Cutback Grant.
(18) US$45,900 in RSUs issued in respect of the Cutback Grant.
(19) US$118,800 in RSUs issued in respect of the Cutback Grant.
(20) Director fees paid by Proyecto Pastos Grandes S.A.
(21) US$8,100 in RSUs issued in respect of the Cutback Grant.
(22) Includes US$27,500 director fees from Minera Exar and US$40,000 consulting fees from Minera Exar.
(23) US$270,000 in RSUs issued in respect of the Cutback Grant.

Fair Value of Stock Option Grants, RSUs, PSUs and DSUs

Under the Incentive Plan, which was implemented in March 2016, the Company may grant RSUs, PSUs, DSUs and Options to directors, officers, employees and service providers. The cost of equity-settled payment arrangements is recorded based on the estimated fair value at the grant date and charged to earnings over the vesting period.

The fair value of Options granted by the Company is treated as compensation costs in accordance with International Financial Reporting Standards 2, Share-based Payment.

Each tranche of an equity award is considered to be a separate award, with its own vesting period and grant date fair value.

INCENTIVE PLAN AWARDS

Outstanding Share-Based Awards and Option-Based Awards

Details about all awards outstanding under incentive plans of the Company as of December 31, 2023, including awards granted during 2023 to each named executive, are set out below.

	Option-based Awards(1)				Share-based Awards(1)		
Named Executive	Number of securities underlying unexercised Options (#)	Option exercise price (US$)	Option expiration date	Value of unexercised in-the-money Options (US$)(2)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (US$)(3)	Market or payout value of share-based awards not paid out or distributed (US$)(3)
John Kanellitsas,(4) **Executive Chairman and former President and Interim Chief Executive Officer**	250,000	5.56	3-Dec-2030	190,000	1,117,293	7,061,292	-
Alex Shulga,(5) **Vice President and Chief Financial Officer**	100,000	5.40	3-Dec-2030	92,000	75,512	477,236	248,705
Ignacio Celorrio,(6) **Executive Vice President, Legal, Government and External**	100,000	5.40	3-Dec-2030	92,000	118,122	746,531	639,022

Named Executive	Option-based Awards[1]				Share-based Awards[1]		
	Number of securities underlying unexercised Options (#)	Option exercise price (US$)	Option expiration date	Value of unexercised in-the-money Options (US$)[2]	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (US$)[3]	Market or payout value of share-based awards not paid out or distributed (US$)[3]
Affairs and former President, Latin America							
Carlos Galli,[7] Vice President, Growth and Innovation	100,000	5.40	3-Dec-2030	92,000	58,472	369,543	19,390
Franco Mignacco,[8] President of Minera Exar	150,000	5.40	3-Dec-2030	138,000	151,140	955,205	1,793,945
Former Officers							
Jonathan Evans,[9] Former Chief Executive Officer and President	-	-	-	-	77,862	492,088	-
Pablo Mercado,[10] Former Executive Vice President and Chief Financial Officer	-	-	-	-	-	-	-
Eduard Epshtein,[11] Former Chief Financial Officer	-	-	-	-	-	-	-

Notes:

(1) The Company's audited consolidated financial statements for the year ended December 31, 2023 use US$ for reporting Options and share-based awards and the table above is consistent with the presentation in note 13 thereto.

(2) The value of unexercised "in-the-money options" is calculated on the basis of the difference between the closing price of the Common Shares on the NYSE on December 29, 2023 of US$6.32 and the exercise price of the Options.

(3) The market value of unexercised share-based awards is calculated on the basis of the closing price of the Common Shares on the NYSE on December 29, 2023 of US$6.32. These amounts reflect the maximum amount of Common Shares which may become issuable in accordance with the terms of such PSUs.

(4) Appointed President and Interim Chief Executive Officer effective from October 3, 2023 with the Separation Transaction until March 18, 2024 with the appointment of Sam Pigott as President and Chief Executive Officer. Prior to this served as Executive Vice Chair from November 2015 to October 2023.

(5) Appointed Vice President and Chief Financial Officer effective October 3, 2023 with the Separation Transaction. Prior to this served as Vice President, Finance from April 2019 to October 2023.

(6) Appointed Executive Vice President, Legal, Government and External Affairs effective October 3, 2023 with the Separation Transaction. Prior to this served as President, Latin America from February 2021 to October 2023 and President,

International Affairs from October 2019 to January 2021.

(7) Appointed Vice President, Growth and Innovation effective October 3, 2023 with the Separation Transaction. Prior to this served as Senior Director Project Development, Latin America of the Company from February 2022 to October 2023.

(8) Mr. Mignacco is a director of the Company, however, he was compensated in his capacity as President of Minera Exar and in such capacity his compensation is included in the compensation disclosure for Named Executives. He received no compensation for acting as a director on the Board.

(9) Resignation effective October 3, 2023 with the Separation Transaction.

(10) Appointed Executive Vice President and Chief Financial Officer effective April 24, 2023 until October 3, 2023 with the Separation Transaction.

(11) Resignation effective April 24, 2023.

Anti-hedging requirements apply for all named executives and are set out in our Securities Trading Policy.

Value of Awards Vested or Earned in 2023

The following table sets out the value on payout or vesting of incentive awards for the year ended December 31, 2023 for each named executive:

Named Executive	Option-based awards value vested during the year[(1)] (US$)	Share-based awards value vested during the year[(2)] (US$)	Non-equity incentive plan compensation value earned during the year (US$)
John Kanellitsas,[(3)] **Executive Chairman and former President and Interim Chief Executive Officer**	-	9,742,684	-
Alex Shulga,[(4)] **Vice President and Chief Financial Officer**	-	73,378	-
Ignacio Celorrio,[(5)] **Executive Vice President, Legal, Government and External Affairs and former President, Latin America**	-	95,225	-
Carlos Galli,[(6)] **Vice President, Growth and Innovation**	-	183,019	-
Franco Mignacco,[(7)] **President of Minera Exar**	-	53,560	-
Former Officers			
Jonathan Evans,[(8)] **Former Chief Executive Officer and President**	-	3,635,337	-
Pablo Mercado,[(9)] **Former Executive Vice President and Chief Financial Officer**	-	589,301	-
Eduard Epshtein,[(10)] **Former Chief Financial Officer**	-	1,141,625	-

Notes:

(1) The "value vested during the year" with respect to the Options is calculated using the accounting fair values determined for financial reporting purposes.

(2) "Value vested during the year" means the aggregate dollar value of the Common Shares that are issued on the vesting of RSUs and PSUs. This amount is calculated using the closing market price of the Common Shares on the dates on which the RSUs and PSUs vested during the year ended December 31, 2023.

(3) Appointed President and Interim Chief Executive Officer effective from October 3, 2023 with the Separation Transaction until March 18, 2024 with the appointment of Sam Pigott as President and Chief Executive Officer. Prior to this served as

Executive Vice Chair from November 2015 to October 2023.
(4)   Appointed Vice President and Chief Financial Officer effective October 3, 2023 with the Separation Transaction. Prior to this served as Vice President, Finance from April 2019 to October 2023.
(6)   Appointed Executive Vice President, Legal, Government and External Affairs effective October 3, 2023 with the Separation Transaction. Prior to this served as President, Latin America from February 2021 to October 2023 and President, International Affairs from October 2019 to January 2021.
(7)   Appointed Vice President, Growth and Innovation effective October 3, 2023 with the Separation Transaction. Prior to this served as Senior Director Project Development, Latin America of the Company from February 2022 to October 2023.
(8)   Mr. Mignacco is a director of the Company, however, he was compensated in his capacity as President of Minera Exar and in such capacity his compensation is included in the compensation disclosure for Named Executives. He received no compensation for acting as a director on the Board.
(9)   Resignation effective October 3, 2023 with the Separation Transaction.
(10)   Appointed Executive Vice President and Chief Financial Officer effective April 24, 2023 until October 3, 2023 with the Separation Transaction.
(11)   Resignation effective April 24, 2023.

OTHER COMPENSATION AND PENSION BENEFITS

The Company does not have any pension, retirement or deferred compensation plans, including defined benefit or defined contribution plans.

EMPLOYMENT AGREEMENTS

The following is a discussion of the significant terms of the Company's agreements with its named executives as of December 31, 2023, including, but not limited to, with respect to termination and change of control provisions.

John Kanellitsas, Executive Chairman

As at December 31, 2023, Mr. Kanellitsas was paid a base annual salary of US$420,000, and was eligible to receive short-term incentive compensation at a target rate of 75% of base salary (the "**Kanellitsas STI Bonus**") and long-term incentive compensation at a target rate of 75% of base salary.

On termination of employment without "Cause", because of "Disability" or for "Good Reason", each as defined in Mr. Kanellitsas' employment agreement, Mr. Kanellitsas will receive the following severance package: (a) 18 months (the "**Kanellitsas Severance Period**") of base salary; (b) 1.5 times Kanellitsas STI Bonus he received for the year prior to the year in which his employment terminates; (c) accelerated vesting of any equity Awards scheduled to vest during the Kanellitsas Severance Period; and (d) continuation of benefits coverage during the Kanellitsas Severance Period or reimbursement for replacement coverage (the "**Kanellitsas Severance Package**").

If at any time there is a "Change of Control" during the employment agreement (as defined in the employment agreement), and within twelve (12) months of such "Change of Control", Mr. Kanellitsas' employment is terminated by the Company or Mr. Kanellitsas resigns for "Good Reason" then Mr. Kanellitsas shall be entitled to the Kanellitsas Severance Package, except the Kanellitsas Severance Period shall be 24 months.

Alex Shulga, Vice President and Chief Financial Officer

As at December 31, 2023, Mr. Shulga was paid a base annual salary of US$315,000, and was eligible to receive short-term incentive compensation (the "**Shulga STI Bonus**") and long-term incentive compensation.

On termination of employment without "Cause", because of "Disability" or for "Good Reason", each as defined in Mr. Shulga's employment agreement, Mr. Shulga will receive the following severance package: (a) 12 months (the "**Shulga Severance Period**") of base salary; (b) the Shulga STI Bonus he would have earned through the Shulga Severance Period based on the Shulga STI Bonus for the year prior to the year in which his employment terminates; and (c) continuation of benefits coverage during the Shulga Severance Period or reimbursement for replacement coverage (the "**Shulga Severance Package**").

If at any time there is a "Change of Control" during the employment agreement (as defined in the employment agreement), and within twelve (12) months of such "Change of Control", Mr. Shulga's employment is terminated by the Company or Mr. Shulga resigns for "Good Reason" then Mr. Shulga shall be entitled to the Shulga Severance Package, except the Shulga Severance Period shall be 24 months.

Ignacio Celorrio, Executive Vice President, Legal, Government and External Affairs and former President, Latin America

As at December 31, 2023, Mr. Celorrio was paid a base annual consulting fee US$362,250 plus VAT, and was eligible to receive short-term incentive compensation at a target rate of 50% of base salary (the "**Celorrio STI Bonus**") and long-term incentive compensation at a target rate of 50% of base salary.

On termination of services without "Cause" or for "Good Reason", each as defined in Mr. Celorrio's consulting agreement, Mr. Celorrio will receive the following severance package: (a) 12 months (the "**Celorrio Severance Period**") of base salary; and (b) the Celorrio STI Bonus he would have earned through the Celorrio Severance Period based on the Celorrio STI Bonus for an equivalent period of time (the "**Celorrio Severance Package**").

If at any time there is a "Change of Control" during the employment agreement (as defined in the employment agreement), and within six (6) months of such "Change of Control" there is a termination of services by the Company without "Cause" or by Mr. Celorrio for "Good Reason" then Mr. Celorrio shall be entitled to the Celorrio Severance Package, except the Celorrio Severance Period shall be 18 months.

Carlos Galli, Vice President, Growth and Innovation

As at December 31, 2023, Mr. Galli was paid a base annual consulting fee of US$345,000, and was eligible to receive short-term incentive compensation and long-term incentive compensation. As at December 31, 2023, Mr. Galli was not eligible to receive compensation in connection with a termination event.

Franco Mignacco, President of Minera Exar

As at December 31, 2023, Mr. Mignacco was paid a base annual salary of US$287,500 in connection with serving as President of Minera Exar, and was eligible to receive short-term incentive compensation at a target rate of 50% of base salary (the "**Mignacco STI Bonus**") and long-term incentive compensation.

On termination of employment without "Cause", because of "Disability" or for "Good Reason", each as defined in Mr. Mignacco's employment agreement, Mr. Mignacco will receive the following severance package: (a) 12 months (the "**Mignacco Severance Period**") of base salary; (b) the Mignacco STI Bonus he would have earned through the Mignacco Severance Period based on the percentage received by Mr. Mignacco on average over the preceding three years; and (c) continuation of benefits coverage during the Mignacco Severance Period or reimbursement for replacement coverage (the "**Mignacco Severance Package**").

If at any time there is a "Change of Control" during the employment agreement (as defined in the employment agreement), and within twelve (12) months of such "Change of Control", there is a termination by the Company without "Cause" or by Mr. Mignacco for "Good Reason" then Mr. Mignacco shall be entitled to the Mignacco Severance Package, except the Mignacco Severance Period shall be 24 months.

TERMINATION AND CHANGE OF CONTROL BENEFITS

The following table discloses the estimated incremental payments and benefits that might be paid under the various plans and arrangements to current named executives in the event of termination without cause and termination following a change of control (assuming an effective date of December 31, 2023, for each termination scenario):

Named Executive Officer	Element of Compensation[3]	Termination Without Cause US$[2]	Change of Control[1][2] US$
John Kanellitsas, Executive Chairman and former President and Interim Chief Executive Officer	Salary	630,000	840,000
	Bonus	654,804	873,073
	Equity	5,522,184	7,251,292
	Other	38,874	51,831
Alex Shulga, Vice President and Chief Financial Officer	Salary	315,000	630,000
	Bonus	200,000	400,000
	Equity	92,000	569,236
	Other	20,612	41,224
Ignacio Celorrio, Executive Vice President, Legal, Government and External Affairs and former President, Latin America	Salary	438,323	657,484
	Bonus	110,000	165,000
	Equity	92,000	838,531
	Other	-	-
Carlos Galli, Vice President, Growth and Innovation	Salary	-	-
	Bonus	-	-
	Equity	92,000	461,543
	Other	-	-
Franco Mignacco, President of Minera Exar	Salary	287,500	575,000
	Bonus	133,438	266,875
	Equity	138,000	1,093,205
	Other	-	-

Notes:
(1) The entitlement of the named executives to payment upon a change of control is not necessarily in substitution for, and may be in addition to, amounts payable to such named executives upon termination by the Company.
(2) Amounts above include, among other things, amounts payable in lieu of bonuses that would have been earned during the applicable severance period.
(3) For the equity component, the amount represents the realizable value as of December 31, 2023 of Options, RSUs and PSUs which are subject to accelerated vesting. The value of unexercised "in-the-money options" is calculated on the basis of the difference between the closing price of the Common Shares on the NYSE on December 29, 2023 of US$6.32 and the exercise price of the Options. The value of accelerated RSUs and PSUs is calculated on the basis of the closing price of the Common Shares on the NYSE on December 29, 2023 of US$6.32.

Former Chief Financial Officer, Eduard Epshtein, resigned effective April 24, 2023. Under the terms of his departure arrangement with the Company, he received a severance benefit for delaying retirement of US$315,000, a payment under the terms of his employment agreement of approximately $24,000 and a grant of RSUs with a value of approximately $664,000. The parties further agreed to enter into a consulting agreement whereby Mr. Epshtein agreed to provide advisory services to the Company for a one-year term, unless extended by mutual agreement. The aggregate value of the consulting agreement over its term is US$180,000. These amounts have been included under the heading "All Other Compensation" for 2023 in the "*Summary Compensation Table*" above on page 48.

No management functions of the Company or its subsidiaries are to any substantial degree performed by a person or company other than the directors and officers of the Company or its subsidiaries.

MANAGEMENT CONTRACTS

No management functions of the Company or its subsidiaries are to any substantial degree performed by a person or company other than the directors and officers of the Company or its subsidiaries.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY INCENTIVE PLANS

The current Incentive Plan is our only equity incentive plan and governs all equity incentives awarded by the Company, including RSUs, PSUs, DSUs and Options. We are permitted to issue an aggregate of 14,400,737 Common Shares under the Incentive Plan.

The Company is proposing to make the Incentive Plan Amendments that require Shareholder approval in accordance with the amendment provisions of the Incentive Plan in addition to the requirements of the TSX Company Manual. In connection with the Separation Transaction, the Company made certain changes to the Company's Incentive Plan, which were approved by Shareholders on July 31, 2023 as part of the approval of the plan of arrangement for the Separation Transaction. On December 3, 2023, the Board made certain corporate governance related amendments to the definition of "Eligible Director" under the current Incentive Plan and the participation limits of non-employee directors that require Shareholder approval pursuant to the TSX Company Manual, as well as certain housekeeping and other non-substantive amendments to the Incentive Plan as it pertains to United States participants. Subsequently, on May 10, 2024, the Board approved further amendments to the Incentive Plan to transition the Incentive Plan from a "fixed" equity incentive plan to a "rolling" equity incentive plan pursuant to which the aggregate number of Common Shares that may be subject to issuance, together with any other securities-based compensation arrangements of the Company, will not exceed 8% of the issued and outstanding Common Shares from time to time.

The collective amendments to the Incentive Plan since it was last presented to Shareholders on July 31, 2023, as part of the approval of the plan of arrangement for the Separation Transaction are reflected in the blackline of the Amended and Restated Incentive Plan. A blackline of the Amended and Restated Incentive Plan is attached as Schedule "A" to this Circular. The TSX has approved the Amended and Restated Incentive Plan.

At the Meeting, Shareholders will be asked to pass the Amended and Restated Incentive Plan Resolution. If at the Meeting, Shareholders do not approve the Amended and Restated Incentive Plan Resolution, the current Incentive Plan, with certain housekeeping and other non-substantive amendments to the Incentive Plan as it pertains to United States participants that do not require Shareholder approval under the TSX Company Manual, will remain as the Company's equity incentive plan. If at the Meeting, Shareholders approve the Amended and Restated Incentive Plan Resolution, then all Awards will be governed by the Amended and Restated Incentive Plan.

The following information is as at the Company's financial year ended December 31, 2023:

Plan Category	Number of securities to be issued upon exercise of outstanding Options, RSUs, DSUs PSUs and rights (a)	Weighted-average exercise price of outstanding Options US$ (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by the securityholders[(1)(2)]	5,298,574	5.46	2,126,306
Equity compensation plans not approved by the securityholders	Nil	Nil	Nil
Total	**5,298,574**	**5.46**	**2,126,306**

Note:
(1) The aggregate number of Common Shares that may be reserved for issuance under the Incentive Plan is 14,400,737. As of the date of this Circular, a balance of 1,395,808 Common Shares (representing approximately 0.8% of the Company's current issued and outstanding Common Shares) is available for future grants under the Incentive Plan.
(2) Includes an aggregate of 325,000 DSUs and 600,000 Options at exercise prices of US$5.40 and US$5.56 per Common Share granted to independent directors of the Company, the settlement or exercise of a portion of such awards that would

exceed the non-employee director limits under section 7.1 of the Incentive Plan being conditional upon the non-employee director limitations forming part of the Governance Incentive Plan Amendments being approved by Shareholders at the Meeting. See *Items of Business, Approval of Amended and Restated Incentive Plan*.

ANNUAL BURN RATE

The annual burn rate of the Incentive Plan for the last three financial years is set out below. This figure is calculated by dividing (i) the number of Awards granted under the Incentive Plan during the applicable financial year, by (ii) the weighted average number of Common Shares outstanding for the applicable financial year. "Awards" for the purposes of this calculation means all RSUs, PSUs, DSUs and Options.

This calculation does not reflect the new replacement incentive securities issued in exchange for old incentive securities as part of the Separation Transaction.

Financial Year ended December 31	Number of Awards awarded under the Incentive Plan (a)	Weighted average number of Common Shares outstanding during the applicable financial year (b)	Annual burn rate ((a)/(b)) (c)
2023 (Post-Separation Transaction)	2,943,500	155,331,000	1.9%
2023 (Pre-Separation Transaction)	598,408	153,129,000	0.39%
2022	236,195	133,709,000	0.18%
2021	442,442	118,808,000	0.37%

SUMMARY OF THE AMENDED AND RESTATED INCENTIVE PLAN

Overview

Below is a summary of the material terms of the Amended and Restated Incentive Plan as last amended and approved by the Board on May 10, 2024 (which amendments remain subject to Shareholder approval at the Meeting). In connection with the Separation Transaction, the Company made certain changes to the Company's Incentive Plan, which were approved by Shareholders on July 31, 2023 as part of the approval of the plan of arrangement of the Separation Transaction. On December 3, 2023, the Board made certain corporate governance related amendments to the definition of "Eligible Director" under the current Incentive Plan and the participation limits of non-employee directors that require Shareholder approval pursuant to the TSX Company Manual, as well as certain housekeeping and other non-substantive amendments to the Incentive Plan as it pertains to United States participants. Subsequent thereto, on May 10, 2024, the Board approved further amendments to the Incentive Plan to transition the Incentive Plan from a "fixed" equity incentive plan to a "rolling" equity incentive plan pursuant to which the aggregate number of Common Shares that may be subject to issuance, together with any other securities-based compensation arrangements of the Company, will not exceed 8% of the issued and outstanding Common Shares from time to time. The summary is supplemented in certain circumstances by the Company's equity compensation practices as discussed under the headings "*Corporate Governance, Director Compensation*" and "*Executive Compensation*".

This summary is qualified in its entirety by reference to the specific terms of the Amended and Restated Incentive Plan, a blackline is attached as Schedule "A" to this Circular.

AMENDED AND RESTATED INCENTIVE PLAN SUMMARY	
Plan Type and Common Shares Available for Award Grants	8% "rolling" equity compensation plan, with maximum number of equity awards disclosed in the next table, pursuant to TSX and NYSE requirements. Any increase to the percentage number of awards must be cleared with TSX and NYSE, and would generally require shareholder approval.
	For greater certainty, any increase in the issued and outstanding Common Shares will result in an increase in the available number of Common Shares issuable under the Amended and Restated

	Incentive Plan, and the exercise or settlement of awards under the Amended and Restated Incentive Plan will make new grants available under the Amended and Restated Incentive Plan.
Eligible Participants	Directors, executive officers, employees and consultants of the Company and our subsidiaries are eligible for awards under the Amended and Restated Incentive Plan.
Award Types	RSUs, PSUs, DSUs and Options may be awarded under the Amended and Restated Incentive Plan to all eligible participants.
Approval of Award Grants	Under the Amended and Restated Incentive Plan, award grants (number, vesting conditions and periods, exercise price, etc.) are generally approved by the Board, on the recommendation of the GNCLC. The CEO also has delegated authority from the Board to approve the grant of a fixed, nominal number of RSUs, without Board approval of individual grants. This is generally used for grants to new hires.
Vesting Periods	Vesting periods are determined at the Board or CEO's discretion upon grant. RSUs generally vest immediately for STI awards, or cliff-vest after three years for LTI awards. If granted for other purposes, RSUs typically vest on the grant anniversary over a period of up to three years. PSUs generally cliff-vest after three years, as they are granted as LTI awards under the executive compensation program. DSUs generally vest on the 20th business day after an independent Board director ceases to hold the position.
	The Amended and Restated Incentive Plan provides that, unless otherwise determined from time to time by the Board, on the recommendation of the GNCLC, Options shall vest and may be exercised (in each case to the nearest full Common Share) during the period which an Option is outstanding (the "**Option Period**") as follows: (a) at any time during the first six (6) months of the Option Period, the optionee may purchase up to 25% of the total number of Common Shares reserved for issuance pursuant to his or her Option; and (b) at any time during each additional six (6) month period of the Option Period the optionee may purchase an additional 25% of the total number of Common Shares reserved for issuance pursuant to his or her Option plus any Common Shares not purchased in accordance with the preceding subsection (a) and this subsection (b) until, after the 18th month of the Option Period, 100% of the Option will be exercisable.
Options – Term, Grant Date, Exercise Price and Expiry Date Extension for Blackout Periods	The Amended and Restated Incentive Plan provides that Options generally have a term of five years for exercise upon the payment of an exercise price that is set at the time of grant. At the end of the exercise period, Options expire. The grant date is generally set as (i) the date the GNCLC recommended the Option award to the Board for approval; (ii) the grant date set by the Board; or (iii) for awards approved during a blackout period with issuance to follow post-blackout period end, the date of issuance post-blackout period end.
	The Board typically sets the exercise price (for Options for non-US taxpayers), which under the Amended and Restated Incentive Plan cannot be less than the five-day volume-weighted average trading price ("**VWAP**") of the Common Shares on the NYSE immediately prior to the grant date. The exercise price (for Options for US taxpayers) is the closing price of the Common Shares on NYSE on the day immediately prior to the grant date.
	Options that expire during a blackout period or within 10 days of one ending have their exercise period extended until 10 business days after the end of the blackout period.
Cashless Surrender of Options	The Amended and Restated Incentive Plan provides for cashless surrender of Options by allowing the holder to forego their Options in exchange for receiving a set number of Common Shares determined by calculating the "in the money" value of the Options (i.e. the fair market value of the Common Shares on the business day prior to the date of exercise, less the Option exercise price), times the number of outstanding Options, divided by such fair market value of the Common Shares.
RSU Terms	Vested RSUs are settled in Common Shares issued by the Company. Holders who are Canadian residents or generally non-U.S. residents may defer settlement for any length of time, while holders who are U.S. residents generally must effect settlement during the tax year in which the RSUs vest for tax purposes.
PSU Terms	PSUs are generally awarded as RSUs under the Amended and Restated Incentive Plan with performance vesting conditions.
	PSUs vest three years after grant and are subject to vesting conditions tied to the Common Share price performance relative to the share price performance of a PSU peer group of public companies.
	Vested PSUs are settled by the Company issuing an equivalent number of underlying Common Shares. Holders who are Canadian residents or generally non-U.S. residents may defer settlement for any length of time, while holders who are U.S. residents generally must effect settlement during the tax year in which the PSUs vest for tax purposes.
DSU Terms	DSUs are generally granted to independent directors on the Board (directors who are not also employees of the Company) only, as part of our Board compensation program. The number of DSUs granted is determined by the five-day VWAP of the Common Shares immediately prior to the date of Board approval of the grant.
	DSUs vest and are settled in Common Shares on a one-for-one basis on the 20th business day after an independent Board director ceases to hold the position.

Change of Control Vesting Acceleration	In the event of a Change of Control (as defined in the Amended and Restated Incentive Plan) pursuant to the dissolution and liquidation of the Company, all Options outstanding will immediately vest and become exercisable on the date of such Change of Control, and all RSUs and PSUs outstanding will immediately vest and be settled by the issuance of Common Shares.
	If a Triggering Event (as defined in the Amended and Restated Incentive Plan) occurs within the 12 months period immediately following other categories of a Change of Control (excluding the dissolution and liquidation of the Company), all outstanding Options will immediately vest and become exercisable on the date of such Triggering Event, and all outstanding RSUs or PSUs will vest immediately and be settled by the issuance of Common Shares. PSUs will be settled in *pro rata* to the performance measurement periods completed prior to the Change of Control and on a one for one basis for future performance measurement periods, if any.
	DSUs are not covered by a change of control provision under the Amended and Restated Incentive Plan as they vest upon departure of the Board director who is the holder. Board director departures may or may not occur as part of a change of control event, depending on the circumstances of the event.
Dividends	If our Board declares dividends, holders of vested RSUs, PSUs and DSUs not settled in Common Shares as of the applicable dividend record date may, at the discretion of the Board, be entitled to receive dividends in the form of additional securities of the same type held. The number of securities will be determined based on the five-day VWAP of the Common Shares on the NYSE.
Insider and Non-Employee Director Award Limits	Common Shares issued or issuable to insiders under the Amended and Restated Incentive Plan are subject to the following upper limits, expressed as a percentage of issued and outstanding Common Shares: a 10% cap for all insiders as a group, at any given time; a 10% cap for all insiders as a group within any one-year period; a 5% cap for any one insider and the insider's associates in any one-year period; and a 5% cap for any individual, at any given time.
	The aggregate number of Options that may be granted under the Amended and Restated Incentive Plan to any one non-employee director within any one-year period will not exceed a maximum value of US$100,000 worth of securities, and together with any RSUs, PSUs and DSUs granted under the Amended and Restated Incentive Plan and any securities granted under all other securities based compensation arrangements, such aggregate value will not exceed US$150,000 in any one-year period, subject to caveats set out in the Amended and Restated Incentive Plan.
Awards Transfers and Exercises	Transfers of awards under the Amended and Restated Incentive Plan are generally not permitted, except if a holder dies. Generally only holders can exercise awards under the Amended and Restated Incentive Plan.
Effect of Retirement, Termination, Other Events on Unvested Awards	Generally, subject to applicable employment agreements, any unvested awards under the Amended and Restated Incentive Plan are forfeited if the holder retires or is terminated prior to the vesting date of the award. The Board has the discretion to accelerate vesting in such cases or allow the awards to continue for their full term. Vesting of RSUs and PSUs is automatically accelerated if there is a total disability or death of a holder.
	If a participant ceases to be employed by the Company or a Designated Affiliate for cause, no Option held by such participant will, unless otherwise determined by the Board be exercisable following the date on which such Participant ceases to be so engaged. If a participant ceases to be employed by the Company, or act as a director of, the Company for any reason other than cause then, unless otherwise determined by the Board any Option held by such Participant at the effective date thereof shall become exercisable for a period of up to 12 months thereafter or prior to the expiration of the Option period in respect thereof, whichever is sooner.
Plan Amendments	The Board may amend, suspend or terminate the Amended and Restated Incentive Plan without approval of Shareholders, provided the changes comply with applicable stock exchange requirements; do not negatively impact any awards outstanding under the Amended and Restated Incentive Plan; and the period to exercise outstanding Options generally cannot be extended beyond ten (10) years.
	Without limitation to the foregoing, the types of Amended and Restated Incentive Plan changes that could be made by the Board without Shareholder approval generally include: clerical changes or grammar corrections, changes to eligible participants, or changes to requirements about vesting, term of any grant, termination, exercise price and cashless exercise.
	Shareholder approval is required if the rolling number of awards available for grant under the Amended and Restated Incentive Plan will be increased; changes will be made to insider award limits, or increase participation limits on non-employee directors under the Amended and Restated Incentive Plan; changes to reduce the exercise price or permit the cancellation and re issuance of outstanding Options; changes to extend the expiry date of Options beyond their original expiry; changes to permit any amendment to permit Options to be transferred other than for normal estate settlement purposes; and changes to reduce the range of amendments requiring shareholder approval, all as described in the Amended and Restated Incentive Plan.

AMENDED AND RESTATED INCENTIVE PLAN GRANTS AND LIMITS

Maximum aggregate number of Common Shares that may be granted under the Amended and Restated Incentive Plan, together with any other securities-based compensation arrangements of the Company assuming approval of the Amended and Restated Incentive Plan Resolution	12,897,039 *(represents 8% of issued and outstanding Common Shares as of May 10, 2024)*
Maximum aggregate number of Common Shares that may be granted under the current Incentive Plan, together with any other securities-based compensation arrangements of the Company	14,400,737 *(represents 8.93% of issued and outstanding Common Shares as of May 10, 2024)*
Options as of May 10, 2024	1,870,000
RSUs as of May 10, 2024, including the maximum number of Common Shares issuable pursuant to outstanding PSUs	2,979,937
DSUs as of May 10, 2024	445,620
Common Shares issuable pursuant to outstanding Awards under the Incentive Plan	5,295,557 *(represents approximately 3.28% of issued and outstanding Common Shares as of May 10, 2024)*

DIRECTORS' APPROVAL

The contents of this Circular and the sending thereof to the shareholders of the Company have been approved by the Board.

DATED this 10th day of May, 2024.

BY ORDER OF THE BOARD OF DIRECTORS

"*John Kanellitsas*"

Executive Chair

SCHEDULE "A"
BLACKLINE AMENDED AND RESTATED EQUITY INCENTIVE PLAN

LITHIUM AMERICAS (ARGENTINA) CORP.

SECOND AMENDED AND RESTATED EQUITY INCENTIVE PLAN

(as amended by the Board on May 15 and December 3, 2023 and on May 10, 2024)

**PART 1
PURPOSE**

1.1   Purpose

The purpose of this Plan is to secure for the Company and its shareholders the benefits inherent in share ownership by the employees and directors of the Company and its affiliates who, in the judgment of the Board, will be largely responsible for its future growth and success. It is generally recognized that equity incentive plans of the nature provided for herein aid in retaining and encouraging employees and directors of exceptional ability because of the opportunity offered them to acquire a proprietary interest in the Company.

1.2   Available Awards

Awards that may be granted under this Plan include:

(a)   Options;

(b)   Deferred Share Units; and

(c)   Restricted Share Rights (time based or in the form of Performance Share Units).

**PART 2
INTERPRETATION**

2.1   Definitions

(a)   "**Affiliate**" has the meaning set forth in the BCA.

(b)   "**Arrangement Deferred Share Units**" means Deferred Share Units issued as part of the Plan of Arrangement in partial exchange for Outstanding Deferred Share Units.

(c)   "**Arrangement Departing Participant**" has such meaning ascribed thereto in Section 9.2 of this Plan.

(d)   "**Arrangement Effective Date**" means the Effective Date as such term is defined in the Plan of Arrangement.

(e)   "**Arrangement Effective Time"** means the Effective Time as such term is defined in the Plan of Arrangement.

(f)   "**Arrangement Restricted Share Rights**" means Restricted Share Rights issued as part of the Plan of Arrangement in partial exchange for Outstanding Restricted Share Rights.

(g) "**Award**" means any right granted under this Plan, including Options, Restricted Share Rights and Deferred Share Units.

(h) "**BCA**" means the *Business Corporations Act* (British Columbia).

(i) "**Blackout Period**" means a period in which the trading of Shares or other securities of the Company is restricted under the Company's Corporate Disclosure, Confidentiality and Securities Trading Policy, or under any similar policy of the Company then in effect.

(j) "**Board**" means the board of directors of the Company.

(k) "**Cashless Surrender Right**" has the meaning set forth in Section 3.5 of this Plan.

(l) "**CEO**" means the Chief Executive Officer of the Company.

(m) "**Change of Control**" means, for greater certainty except for any transaction under the Plan of Arrangement, the occurrence and completion of any one or more of the following events:

  (A) the Company shall not be the surviving entity in a merger, amalgamation or other reorganization (or survives only as a subsidiary of an entity other than a previously wholly-owned subsidiary of the Company);

  (B) the Company shall sell or otherwise transfer, including by way of the grant of a leasehold interest or joint venture interest (or one or more subsidiaries of the Company shall sell or otherwise transfer, including without limitation by way of the grant of a leasehold interest or joint venture interest) property or assets (i) aggregating more than 50% of the consolidated assets (measured by either book value or fair market value) of the Company and its subsidiaries as at the end of the most recently completed financial year of the Company or (ii) which during the most recently completed financial year of the Company generated, or during the then current financial year of the Company are expected to generate, more than 50% of the consolidated operating income or cash flow of the Company and its subsidiaries, to any other person or persons (other than one or more Designated Affiliates of the Company), in which case the Change of Control shall be deemed to occur on the date of transfer of the assets representing one dollar more than 50% of the consolidated assets in the case of clause (i) or 50% of the consolidated operating income or cash flow in the case of clause (ii), as the case may be;

  (C) the Company is to be dissolved and liquidated;

  (D) any person, entity or group of persons or entities acting jointly or in concert acquires or gains ownership or control (including, without limitation, the power to vote) more than 50% of the Company's outstanding voting securities; or

(E)   as a result of or in connection with: (i) the contested election of directors, or; (ii) a consolidation, merger, amalgamation, arrangement or other reorganization or acquisitions involving the Company or any of its Affiliates and another corporation or other entity in office immediately preceding such election or appointment, the nominees named in the most recent management information circular of the Company for election to the Board shall not constitute a majority of the Board (unless in the case of (ii) such election or appointment is approved by 50% or more of the Board prior to the completion of such transaction).

Notwithstanding the foregoing and to the extent Section 409A is applicable to an Award, for purposes of Awards issued to US Taxpayers, a transaction described above in (A)-(E) will not be deemed a Change of Control unless the transaction qualifies as a change of control event within the meaning of Code Section 409A, as it has been and may be amended from time to time, and any proposed or final Treasury Regulations and Internal Revenue Service guidance that has been promulgated or may be promulgated thereunder from time to time.

For the purposes of the foregoing, "voting securities" means Shares and any other shares entitled to vote for the election of directors and shall include any securities, whether or not issued by the Company, which are not shares entitled to vote for the election of directors but are convertible into or exchangeable for shares which are entitled to vote for the election of directors, including any options or rights to purchase such shares or securities.

(n)   "**Code**" means the United States Internal Revenue Code of 1986, as amended, and any applicable United States Treasury Regulations and other binding guidance thereunder.

(o)   "**Committee**" has the meaning attributed thereto in Section 8.1.

(p)   "**Company**" means Lithium Americas Corp. (and from and after the completion of the Plan of Arrangement the same corporation as renamed pursuant to the Plan of Arrangement, if applicable), a company existing under the BCA and its successors.

(q)   "**Deferred Payment Date**" for a Participant means the date after the Restricted Period which is the earlier of (i) the date which the Participant has elected to defer receipt of Shares underlying the Restricted Share Rights in accordance with Section 4.4 of this Plan; and (ii) the Participant's Separation Date.

(r)   "**Deferred Share Unit**" means the agreement by the Company to pay, and the right of the Participant to receive, a Deferred Share Unit Payment for each Deferred Share Unit held, evidenced by way of book-keeping entry in the books of the Company and administered pursuant to this Plan.

(s)   "**Deferred Share Unit Grant Letter**" has the meaning ascribed thereto in Section 5.2 of this Plan.

(t)   "**Deferred Share Unit Payment**" means, subject to any adjustment in accordance with Section 5.5 of this Plan, the issuance to a Participant of one previously unissued Share for each whole Deferred Share Unit credited to such Participant.

(u) "**Delegated Options**" has the meaning ascribed thereto in Section 3.3 of this Plan.

(v) "**Designated Affiliate**" means affiliates of the Company designated by the Committee from time to time for purposes of this Plan.

(w) "**Director Retirement**" in respect of a Participant, means the Participant ceasing to hold any directorships with the Company, any Designated Affiliate and any entity related to the Company for purposes of the *Income Tax Act* (Canada) after attaining a stipulated age in accordance with the Company's normal retirement policy, or earlier with the Company's consent.

(x) "**Director Separation Date**" means the date that a Participant ceases to hold any directorships with the Company and any Designated Affiliate due to a Director Retirement or Director Termination and also ceases to serve as an employee or consultant with the Company, any Designated Affiliate and any entity related to the Company for the purposes of the *Income Tax Act* (Canada).

(y) "**Director Termination**" means the removal of, resignation or failure to re-elect the Eligible Director (excluding a Director Retirement) as a director of the Company, a Designated Affiliate and any entity related to the Company for purposes of the *Income Tax Act* (Canada).

(z) "**Eligible Directors**" means the directors of the Company or any Designated Affiliate who are, as such, eligible for participation in this Plan. Notwithstanding the foregoing, for the purposes of Part 5 of this Plan, Eligible Directors shall exclude any directors of the Company or any Designated Affiliate who are also employees of the Company or any Designated Affiliate.

(aa) "**Eligible Employees**" means employees (including employees who are officers and directors) of the Company or any Designated Affiliate thereof, whether or not they have a written employment contract with Company, determined by the Committee as employees eligible for participation in this Plan. Eligible Employees shall include Service Providers eligible for participation in this Plan as determined by the Committee.

(bb) "**Fair Market Value**" means, with respect to a Share subject to an Award held by a non-US Taxpayer, the volume weighted average price of the Shares on the New York Stock Exchange (or the Toronto Stock Exchange if the Company is not then listed on the New York Stock Exchange) for the five (5) days on which Shares were traded immediately preceding the date in respect of which Fair Market Value is to be determined or, if the Shares are not, as at that date listed on the New York Stock Exchange or the Toronto Stock Exchange, on such other exchange or exchanges on which the Shares are listed on that date. If the Shares are not listed and posted for trading on an exchange on such day, the Fair Market Value shall be such price per Share as the Board, acting in good faith, may determine. Fair Market Value means, with respect to a Share subject to an Award held by a US Taxpayer, the closing price of the Shares on the New York Stock Exchange (or the Toronto Stock Exchange if the Company is not then listed on the New York Stock Exchange) on the day immediately preceding the date in respect of which Fair Market Value is to be determined or, if the

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Shares are not, as of that date listed on the New York Stock Exchange or the Toronto Stock Exchange, on such other exchange or exchanges on which the Shares are listed on that date.

(cc) "**Form S-8**" means the Form S-8 registration statement promulgated under the U.S. Securities Act.

(dd) "**Good Reason**" in respect of an employee or officer of the Company or any of its Affiliates, means a material adverse change imposed by the Company or an Affiliate (as the case may be), without the consent of such employee or officer, as applicable, in position, responsibilities, salary, benefits, perquisites, as they exist immediately prior to the Change of Control, or a material diminution of title imposed by the Company or the Affiliate (as the case may be), as it exists immediately prior to the Change of Control, and includes other events defined as "Good Reason" under any employment agreement of such employee or officer with the Company or its Affiliate.

(ee) "**Insider**" has the meaning set out in the TSX Company Manual.

(ff) "**Option**" means an option to purchase Shares granted under the terms of this Plan.

(gg) "**Option Period**" means the period during which an Option is outstanding.

(hh) "**Option Shares**" has the meaning set forth in Section 3.5 of this Plan.

(ii) "**Optionee**" means an Eligible Employee or Eligible Director to whom an Option has been granted under the terms of this Plan.

(jj) "**Outstanding Deferred Share Units**" means Deferred Share Units outstanding immediately prior to the Arrangement Effective Time which, as part of the Plan of Arrangement, were exchanged for Arrangement Deferred Share Units and cancelled.

(kk) "**Outstanding Restricted Share Rights**" means Restricted Share Rights outstanding immediately prior to the Arrangement Effective Time which, as part of the Plan of Arrangement, were exchanged for Arrangement Restricted Share Rights and cancelled.

(ll) "**Participant**" means an Eligible Employee or Eligible Director who participates in this Plan.

(mm) "**Performance Share Units**" means Restricted Share Rights that are subject to performance conditions and/or multipliers and designated as such in accordance with Section 4.1 of this Plan.

(nn) "**Plan**" means this second amended and restated equity incentive plan, as it may be further amended and restated from time to time.

(oo) "**Plan of Arrangement**" means the plan of arrangement proposed under section 288 of the BCA which has become effective in accordance with the terms of an

amended and restated arrangement agreement between the Company and Spinco dated June 14, 2023.

(pp) "**Restricted Period**" means any period of time that a Restricted Share Right is not vested and the Participant holding such Restricted Share Right remains ineligible to receive the relevant Shares, determined by the Board in its absolute discretion, however, such period of time may be reduced or eliminated from time to time and at any time and for any reason as determined by the Board, including, but not limited to, circumstances involving death or disability of a Participant.

(qq) "**Restricted Share Right**" or "**Restricted Share Units**" has such meaning as ascribed to such term at Section 4.1 of this Plan.

(rr) "**Restricted Share Right Grant Letter**" has the meaning ascribed to such term in Section 4.2 of this Plan.

(ss) "**Retiremen**t" in respect of an Eligible Employee, means the Eligible Employee ceasing to hold any employment with the Company or any Designated Affiliate after attaining a stipulated age in accordance with the Company's normal retirement policy, or earlier with the Company's consent.

(tt) "**Section 409A**" means Section 409A of the Code and all regulations, guidance, compliance programs and other interpretative authority issued thereunder.

(uu) (tt) "**Separation Date**" means the date that a Participant ceases to be an Eligible Director or Eligible Employee.

(vv) (uu) "**Service Provider**" means any person or company engaged by the Company or a Designated Affiliate to provide services for an initial, renewable or extended period of 12 months or more and that complies with the definition of "consultant" or "advisor" as set forth in Form S-8.

(ww) (vv) "**Shares**" means the common shares of the Company.

(xx) (ww) "**Specified Employee**" means a U.S. Taxpayer who meets the definition of "specified employee", as defined in Section 409A(a)(2)(B)(i) of the Internal Revenue Code.

(yy) (xx) "**Spinco**" means, prior to the completion of the Plan of Arrangement, 1397468 B.C. Ltd. (and from and after the completion of the Plan of Arrangement the same corporation as renamed pursuant to the Plan of Arrangement), a corporation incorporated under the BCA and its successors.

(zz) (yy) "**Spinco Designated Affiliate**" means affiliates of Spinco designated by the board of directors of Spinco or the committee of the board of directors of Spinco authorized to administer the Spinco Equity Incentive Plan in accordance with its terms.

(aaa) (zz) "**Spinco Equity Incentive Plan**" has the meaning ascribed thereto in the Plan of Arrangement.

(bbb) <s>(aaa)</s> "**Spinco Service Provider**" has such meaning as ascribed to such term at Section 9.2 of this Plan.

(ccc) <s>(bbb)</s> "**Termination**" means the termination of the employment (or consulting services) of an Eligible Employee with or without cause by the Company or a Designated Affiliate or the cessation of employment (or consulting services) of the Eligible Employee with the Company or a Designated Affiliate as a result of resignation or otherwise, other than the Retirement of the Eligible Employee.

(ddd) <s>(ccc)</s> "**Triggering Event**" means (i) in the case of a director of the Company, the Director Termination of such director; (ii) in the case of an employee of the Company or any of its Affiliates, the termination of the employment of the employee without cause, as the context requires by the Company or the Affiliate or in the case of an officer of the Company or any of its Affiliates, the removal of or failure to re-elect or re-appoint the individual without cause as an officer of the Company or an Affiliate thereof; (iii) in the case of an employee or an officer of the Company or any of its Affiliates, his or her resignation following the occurrence of a Good Reason; (iv) in the case of a Service Provider, the termination of the services of the Service Provider by the Company or any of its Affiliates.

(eee) <s>(ddd)</s> "**U.S. Securities Act**" means the United States Securities Act of 1933, as amended.

(fff) <s>(eee)</s> "**US Taxpayer**" means a Participant who is a US citizen, US permanent resident or other person who is subject to taxation on their income under the United States Internal Revenue Code of 1986.

2.2 Interpretation

(a) This Plan is created under and is to be governed, construed and administered in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

(b) Whenever the Board or Committee is to exercise discretion in the administration of the terms and conditions of this Plan, the term "**discretion**" means the sole and absolute discretion of the Board or Committee.

(c) As used herein, the terms "**Part**" or "**Section**" mean and refer to the specified Part or Section of this Plan, respectively.

(d) Where the word "**including**" or "**includes**" is used in this Plan, it means "including (or includes) without limitation".

(e) Words importing the singular include the plural and vice versa and words importing any gender include any other gender.

(f) Unless otherwise specified, all references to money amounts are to Canadian dollars.

PART 3
STOCK OPTIONS

3.1   Participation

The Company may from time to time grant Options to Participants pursuant to this Plan.

3.2   Price

The exercise price per Share of any Option shall be not less than one hundred per cent (100%) of the Fair Market Value of the Share on the date of grant.

3.3   Grant of Options

The Board, on the recommendation of the Committee, may at any time authorize the granting of Options to such Participants as it may select for the number of Shares that it shall designate, subject to the provisions of this Plan. The Board may also, by way of Board resolution, delegate to the CEO the authority to grant any of a designated number of Options (such number to be specified by the Board in the aforementioned resolution) to Eligible Employees, other than Eligible Employees who are officers or directors of the Company (such Options, the "**Delegated Options**"). The date of grant of an Option shall be (i) the date such grant was approved by the Committee for recommendation to the Board, provided the Board approves such grant; or (ii) for a grant of an Option not approved by the Committee for recommendation to the Board, the date such grant was approved by the Board; or (iii) in respect of Delegated Options, the date such grant is made by the CEO. Notwithstanding the foregoing, the Board may authorize the grant of Options at any time with such grant to be effective at a later date and the corresponding determination of the exercise price to be done at such date to accommodate any Blackout Period or such other circumstances where such delayed grant is deemed appropriate, and the date of grant of such Options shall then be the effective date of the grant.

Each Option granted to a Participant shall be evidenced by a stock option grant letter or agreement with terms and conditions consistent with this Plan and as approved by the Board on the recommendation of the Committee, or, in respect of Delegated Options, by the CEO (and in all cases which terms and conditions need not be the same in each case and may be changed from time to time, subject to Section 7.8 of this Plan, and the approval of any material changes by the Toronto Stock Exchange or such other exchange or exchanges on which the Shares are then traded).

3.4   Terms of Options

The Option Period shall be five (5) years from the date such Option is granted, or such greater or lesser duration as the Board, on the recommendation of the Committee, or in the case of Delegated Options, the CEO, may determine at the date of grant, and may thereafter be reduced with respect to any such Option as provided in Section 3.6 hereof covering termination of employment or death of the Optionee; provided, however, that at any time the expiry date of the Option Period in respect of any outstanding Option under this Plan should be determined to occur either during a Blackout Period or within ten (10) business days following the expiry of the Blackout Period, the expiry date of such Option Period shall be deemed to be the date that is the tenth (10th) business day following the expiry of the Blackout Period. Notwithstanding the foregoing, the expiry date of any Option granted to a US Taxpayer shall not be extended if such extension would violate Section 409A.

8

Unless otherwise determined from time to time by the Board, on the recommendation of the Committee, or, in respect of Delegated Options, by the CEO, Options shall vest and may be exercised (in each case to the nearest full Share) during the Option Period as follows:

(a)   at any time during the first six (6) months of the Option Period, the Optionee may purchase up to 25% of the total number of Shares reserved for issuance pursuant to his or her Option; and

(b)   at any time during each additional six (6) month period of the Option Period the Optionee may purchase an additional 25% of the total number of Shares reserved for issuance pursuant to his or her Option plus any Shares not purchased in accordance with the preceding subsection (a) and this subsection (b) until, after the 18th month of the Option Period, 100% of the Option will be exercisable.

Except as set forth in Section 3.6, no Option may be exercised unless the Optionee is at the time of such exercise:

(a)   in the case of an Eligible Employee, in the employ (or retained as a Service Provider) of the Company or a Designated Affiliate and shall have been continuously so employed or retained since the grant of the Option; or

(b)   in the case of an Eligible Director, a director of the Company or a Designated Affiliate and shall have been such a director continuously since the grant of the Option.

The exercise of any Option will be contingent upon the Optionee having entered into an Option agreement with the Company on such terms and conditions as have been approved by the Board, on the recommendation of the Committee, or, in respect of the Delegated Options, by the CEO, and which in any case incorporates by reference the terms of this Plan. The exercise of any Option will, subject to Section 3.5, also be contingent upon receipt by the Company of cash payment of the full purchase price of the Shares being purchased.

3.5   Cashless Surrender Right

Participants have the right (the "**Cashless Surrender Right**"), in lieu of the right to exercise an Option, to surrender such Option in whole or in part by notice in writing delivered by the Participant to the Company electing to exercise the Cashless Surrender Right, and, in lieu of receiving the full number of Shares (the "**Option Shares**") to which such surrendered Option (or portion thereof) relates, to receive the number of Shares, disregarding fractions, which is equal to the quotient obtained by:

(a)   subtracting the applicable Option exercise price per Share from the Fair Market Value per Share on the business day immediately prior to the exercise of the Cashless Surrender Right and multiplying the remainder by the number of Option Shares; and

(b)   dividing the product obtained under subsection 3.5(a) by the Fair Market Value per Share on the business day immediately prior to the exercise of the Cashless Surrender Right.

If a Participant exercises a Cashless Surrender Right in connection with an Option, it is exercisable only to the extent and on the same conditions that the related Option is exercisable under this Plan.

3.6   Effect of Termination of Employment or Death

If an Optionee:

(a)   dies while employed by a Service Provider to, or while a director of, the Company or a Designated Affiliate, any Option held by him or her at the date of death shall become exercisable in whole or in part, but only by the person or persons to whom the Optionee's rights under the Option shall pass by the Optionee's will or applicable laws of descent and distribution. Unless otherwise determined by the Board, on the recommendation of the Committee, all such Options shall be exercisable only to the extent that the Optionee was entitled to exercise the Option at the date of his or her death and only for 12 months after the date of death or prior to the expiration of the Option Period in respect thereof, whichever is sooner; and

(b)   ceases to be employed by a Service Provider to, or act as a director of, the Company or a Designated Affiliate for cause, no Option held by such Optionee will, unless otherwise determined by the Board, on the recommendation of the Committee, be exercisable following the date on which such Optionee ceases to be so engaged. If an Optionee ceases to be employed by, a Service Provider to, or act as a director of, the Company or a Designated Affiliate for any reason other than cause then, unless otherwise determined by the Board, on the recommendation of the Committee, any Option held by such Optionee at the effective date thereof shall become exercisable for a period of up to 12 months thereafter or prior to the expiration of the Option Period in respect thereof, whichever is sooner.

3.7   Effect of Change of Control

If a Triggering Event occurs within the 12-month period immediately following a Change of Control pursuant to the provisions of Section 2.1(m)(A), (B), (D) or (E), all outstanding Options shall vest immediately and become exercisable on the date of such Triggering Event.

In the event of a Change of Control pursuant to the provisions of Section 2.1(m)(C), all Options outstanding shall immediately vest and become exercisable on the date of such Change of Control.

The provisions of this Section 3.7 shall be subject to the terms of any employment agreement between the Participant and the Company.

3.8   Effect of Amalgamation or Merger

Subject to Section 3.7, if the Company amalgamates or otherwise completes a plan of arrangement or merges with or into another corporation, any Shares receivable on the exercise of an Option shall be converted into the securities, property or cash which the Participant would have received upon such amalgamation, arrangement or merger if the Participant had exercised his or her Option immediately prior to the record date applicable to such amalgamation, arrangement or merger, and the option price shall be adjusted appropriately by the Board and such adjustment shall be binding for all purposes of this Plan.

PART 4
RESTRICTED SHARE RIGHTS AND PERFORMANCE SHARE UNITS

4.1   Participants

The Board has the right to grant, in its sole and absolute discretion, to any Participant, rights to receive any number of fully paid and non-assessable Shares ("**Restricted Share Rights**" or "**Restricted Share Units**") as a discretionary payment in consideration of past services to the Company or as an incentive for future services, subject to this Plan and with such additional provisions and restrictions as the Board may determine. Restricted Share Rights may be granted subject to performance conditions and/or performance multipliers, in which case such Restricted Share Rights may be designated as "Performance Share Units".

4.2   Restricted Share Right Grant Letter

Each grant of a Restricted Share Right under this Plan shall be evidenced by a grant letter or agreement (a "**Restricted Share Right Grant Letter**") issued to the Participant by the Company. Such Restricted Share Right Grant Letter shall be subject to all applicable terms and conditions of this Plan and may be subject to any other terms and conditions which are not inconsistent with this Plan and which the Board, on the recommendation of the Committee, deems appropriate for inclusion in a Restricted Share Right Grant Letter. The provisions of the various Restricted Share Right Grant Letters issued under this Plan need not be identical.

4.3   Restricted Period

Concurrent with the determination to grant Restricted Share Rights to a Participant, the Board, on the recommendation of the Committee, shall determine the Restricted Period and vesting requirements applicable to such Restricted Share Rights. Vesting of a Restricted Share Right shall be determined at the sole discretion of the Board at the time of grant and shall be specified in the Restricted Share Right Grant Letter. Vesting requirements may be based upon the continued employment or other service of a Participant, and/or to performance conditions to be achieved by the Company or a class of Participants or by a particular Participant on an individual basis, within a Restricted Period, for such Restricted Share Rights to entitle the holder thereof to receive the underlying Shares (and the number of underlying Shares that may be received may be subject to performance multipliers). Upon expiry of the applicable Restricted Period (or on the Deferred Payment Date, as applicable), a Restricted Share Right shall be automatically settled, and without the payment of additional consideration or any other further action on the part of the holder of the Restricted Share Right, the underlying Shares shall be issued to the holder of such Restricted Share Rights, which Restricted Share Rights shall then be cancelled.

4.4   Deferred Payment Date

Participants who are residents of Canada for the purposes of the *Income Tax Act* (Canada), or who are residents of Argentina, and not, in either case, a US Taxpayer, may elect to defer to receive all or any part of the Shares underlying Restricted Share Rights until one or more Deferred Payment Dates. Any other Participants may not elect a Deferred Payment Date.

4.5   Prior Notice of Deferred Payment Date

Participants who elect to set a Deferred Payment Date must, in respect of each such Deferred Payment Date, give the Company written notice of the Deferred Payment Date(s) not later than thirty (30) days prior to the expiration of the applicable Restricted Period. For certainty, Participants shall not be permitted to give any such notice after the day which is thirty (30) days prior to the expiration of the Restricted Period and a notice once given may not be changed or revoked. For the avoidance of doubt, the foregoing shall not prevent a Participant from electing an additional Deferred Payment Date, provided, however that notice of such election is given by the Participant to the Company not later than thirty (30) days prior to the expiration of the subject Restricted Period.

4.6   Retirement or Termination during Restricted Period

Subject to the terms of any employment agreement or Award agreement between the Company and the Participant, in the event and to the extent of the Retirement or Termination and/or, as applicable, the Director Retirement or Director Termination of a Participant from all such roles with the Company during the Restricted Period, any Restricted Share Rights held by the Participant shall immediately terminate and be of no further force or effect; provided, however, that the Board shall have the absolute discretion to modify the Restricted Share Rights, including to provide that the Restricted Period shall terminate immediately prior to the date of such occurrence or allow the Restricted Share Rights to continue in accordance with their original Restricted Periods.

4.7   Retirement or Termination after Restricted Period

In the event and to the extent of the Retirement or Termination and/or, as applicable, the Director Retirement or Director Termination of the Participant from all such roles with the Company following the Restricted Period and prior to a Deferred Payment Date, the Participant shall be entitled to receive, and the Company shall issue forthwith, Shares in satisfaction of the Restricted Share Rights then held by the Participant.

4.8   Death or Disability of Participant

In the event of the death or total disability of a Participant, any Shares represented by Restricted Share Rights held by the Participant shall be immediately issued by the Company to the Participant or legal representative of the Participant.

4.9   Payment of Dividends

Subject to the absolute discretion of the Board, in the event that a dividend (other than a stock dividend) is declared and paid by the Company on the Shares, a Participant may be credited with additional Restricted Share Rights. The number of such additional Restricted Share Rights, if any, will be calculated by dividing (a) the total amount of the dividends that would have been paid to the Participant if the Restricted Share Rights (including Restricted Share Rights in which the Restricted Period has expired but the Shares have not been issued due to a Deferred Payment Date) in the Participant's account on the dividend record date had been outstanding Shares (and the Participant held no other Shares) by (b) the Fair Market Value of the Shares on the date on which such dividends were paid. If the foregoing results in a fractional Restricted Share Right, the fraction shall be disregarded. Any additional Restricted Share Rights awarded pursuant to this Section will be subject to the same terms, including the time of settlement, as the Restricted Share Rights to which they relate.

4.10   Change of Control

If a Triggering Event occurs within the 12-month period immediately following a Change of Control pursuant to the provisions of Section 2.1(m)(A), (B), (D) or (E), all outstanding

Restricted Share Right Rights shall vest immediately and be settled by the issuance of Shares notwithstanding the Restricted Period and any Deferred Payment Date.

In the event of a Change of Control pursuant to the provisions of Section 2.1(m)(C), all Restricted Shares Rights outstanding shall immediately vest and be settled by the issuance of Shares notwithstanding the Restricted Period and any Deferred Payment Date.

Notwithstanding any provision of this Plan, in the event of a Change of Control, all Arrangement Restricted Share Rights outstanding held by Arrangement Departing Participants shall vest immediately and be settled by the issuance of Shares notwithstanding the Restricted Period and any Deferred Payment Date.

The provisions of this Section 4.10 shall be subject to the terms of any employment agreement between the Participant and the Company.

4.11 Settlement Basis for Performance Share Units

In respect of Performance Share Units that are accelerated as a result of a Change of Control or the total disability or death of a Participant, unless the Board determines otherwise and subject to any employment agreement or Award agreement between the Company and the Participant, (i) in respect of any performance measurement periods that are completed on or prior to the Change of Control, total disability or death of a Participant, the proportion of Performance Share Units equivalent to the performance measurement periods completed shall be settled by applying a performance multiplier calculated based on the actual performance in respect to such completed periods, and (ii) in respect of any performance measurement periods that are not completed on or prior to the Change of Control, total disability or death of a Participant, the equivalent proportion of Performance Share Units in respect to such periods shall be settled by applying a performance multiplier of one Share for each Performance Share Unit.

PART 5
DEFERRED SHARE UNITS

5.1 Deferred Share Unit Grants

The Board may from time to time determine to grant Deferred Share Units to one or more Eligible Directors in a lump sum amount or on regular intervals, based on such formulas or criteria as the Board may from time to time determine. Deferred Share Units will be credited to the Eligible Director's account when designated by the Board.

5.2 Deferred Share Unit Grant Letter

Each grant of a Deferred Share Unit under this Plan shall be evidenced by a grant letter or agreement (a "**Deferred Share Unit Grant Letter**") issued to the Eligible Director by the Company. Such Deferred Share Unit Grant Letter shall be subject to all applicable terms and conditions of this Plan and may be subject to any other terms and conditions which are not inconsistent with this Plan and which the Board deems appropriate for inclusion in a Deferred Share Unit Grant Letter. The provisions of Deferred Share Unit Grant Letters issued under this Plan need not be identical.

5.3 Redemption of Deferred Share Units and Issuance of Deferred Shares

The Deferred Share Units held by each Eligible Director who is not a US Taxpayer shall be redeemed automatically and with no further action by the Eligible Director on the 20th business day following the Separation Date for that Eligible Director. For US Taxpayers, Deferred Share Units held by an Eligible Director who is a Specified Employee will be automatically redeemed with no further action by the Eligible Director on the date that is six (6) months following the Separation Date for the Eligible Director, or if earlier, upon such Eligible Director's death. Upon redemption, the former Eligible Director shall be entitled to receive and the Company shall issue, subject to the limitations set forth in Section 7.1 of this Plan, the number of Shares issued from treasury equal to the number of Deferred Share Units in the Eligible Director's account, subject to any applicable deductions and withholdings. In the event a Separation Date occurs during a year and Deferred Share Units have been granted to such Eligible Director for that entire year, the Eligible Director will only be entitled to a pro-rated Deferred Share Unit Payment in respect of such Deferred Share Units based on the number of days that he or she was an Eligible Director in such year.

No amount will be paid to, or in respect of, an Eligible Director under this Plan or pursuant to any other arrangement, and no other additional Deferred Share Units will be granted to compensate for a downward fluctuation in the value of the Shares of the Company nor will any other benefit be conferred upon, or in respect of, an Eligible Director for such purpose.

5.4   Death of Participant

In the event of the death of an Eligible Director, the Deferred Share Units shall be redeemed automatically and with no further action on the 20th business day following the death of an Eligible Director.

5.5   Payment of Dividends

Subject to the absolute discretion of the Board, in the event that a dividend (other than a stock dividend) is declared and paid by the Company on the Shares, an Eligible Director may be credited with additional Deferred Share Units. The number of such additional Deferred Share Units, if any, will be calculated by dividing (a) the total amount of the dividends that would have been paid to the Eligible Director if the Deferred Share Units in the Eligible Director's account on the dividend record date had been outstanding Shares (and the Eligible Director held no other Shares), by (b) the Fair Market Value of the Shares on the date on which such dividends were paid. If the foregoing results in a fractional Deferred Share Unit, the fraction shall be disregarded. Any additional Deferred Share Units awarded pursuant to this Section will be subject to the same terms, including the time of settlement, as the Deferred Share Units to which they relate.


PART 6
WITHHOLDING TAXES


6.1   Withholding Taxes

The Company or any Designated Affiliate may take such steps as are considered necessary or appropriate for the withholding of any taxes or other amounts which the Company or any Designated Affiliate is required by any law or regulation of any governmental authority whatsoever to withhold in connection with any Award including, without limiting the generality of the foregoing, the withholding of all or any portion of any payment or the withholding of the issue of any Shares to be issued under this Plan, until such time as the Participant has paid the Company or any Designated Affiliate for any amount which the Company or Designated Affiliate is required to withhold by law with respect to such taxes or other amounts. Without limitation to the foregoing, the Board may adopt administrative rules under this Plan, which provide for the automatic sale of Shares (or a portion thereof) in the market upon the issuance of such Shares under this Plan on behalf of the Participant to satisfy withholding obligations under an Award.


PART 7
GENERAL


7.1 Number of Shares

The aggregate number of Shares that may be issued under this Plan (together with any other securities-based compensation arrangements of the Company in effect from time to time) shall not exceed ~~14,400,737 Shares~~8% of the outstanding issue (as defined below) from time to time, such Shares to be allocated among Awards and Participants in amounts and at such times as may be determined by the Board from time to time. In addition, the aggregate number of Shares that may be issued and issuable under this Plan (when combined with all of the Company's other security-based compensation arrangements, as applicable),

    (a)   to Insiders shall not exceed 10% of the Company's outstanding issue from time to time;

    (b)   to Insiders within any one-year period shall not exceed 10% of the Company's outstanding issue from time to time; and

    (c)   to any one Insider and his or her associates or Affiliates within any one-year period shall not exceed 5% of the Company's outstanding issue from time to time.

In no event will the number of Shares that may be issued to any one Participant pursuant to Awards under this Plan (when combined with all of the Company's other security-based compensation arrangement, as applicable) exceed 5% of the Company's outstanding issue from time to time.

The aggregate number of Options that may be granted under this Plan to any one non-employee director of the Company within any one-year period shall not exceed a maximum value of ~~C~~US$100,000 worth of securities, and together with any Restricted Share Rights and Deferred Share Units granted under this Plan and any securities granted under all other securities-based compensation arrangements, such aggregate value shall not exceed ~~C~~US$150,000 in any ~~on year~~one-year period. The calculation of this limitation shall not include however: (i) the initial securities granted under securities-based compensation arrangements to a person who was not previously a director of the Company, upon such person becoming or agreeing to become a director of the Company; (~~however, the aggregate number of~~ii) the securities granted under ~~all~~ securities-based compensation arrangements ~~in this initial grant to any one non-employee director shall not exceed the foregoing maximum values of securities)~~to a person who was a director of the Company immediately prior to Arrangement Effective Time and who continued to be a director of the Company following the Arrangement Effective Time; (~~ii~~iii) the securities granted under securities-based compensation arrangements to a director of the Company who was also an officer of the Company at the time of grant but who subsequently became a non-employee director; and (~~iii~~iv) any securities granted to a non-employee director that is granted in lieu of any director cash fee provided the value of the security awarded has the same value as the cash fee given up in exchange for such security. For greater clarity, in this Plan, securities-based compensation arrangements include securities issued under this Plan and any other compensation arrangements implemented by the Company including stock options, other stock option plans, employee stock purchase plans, stock appreciation right plans, deferred share unit plans, performance share unit plans,

15

restricted share unit plans or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares from treasury, but excludes any compensation arrangement that does not involve the issuance of Shares from treasury and any other compensation arrangements assumed or inherited by the Company in connection with the acquisition of another entity.

For the purposes of this Section 7.1, "outstanding issue" means the total number of Shares, on a non-diluted basis, that are issued and outstanding immediately prior to the date that any Shares are issued or reserved for issuance pursuant to an Award.

For greater certainty, any increase in the issued and outstanding Shares will result in an increase in the available number of Shares issuable under the Plan, and the exercise or settlement of Awards will make new grants available under the Plan.

For greater clarity, the issuance of Arrangement Restricted Share Rights and Arrangement Deferred Share Units shall not be treated as a new grant of Restricted Share Rights and Deferred Share Units, respectively.

7.2   Lapsed Awards

If Awards are surrendered, terminated or expire without being exercised in whole or in part, new Awards may be granted covering the Shares not issued under such lapsed Awards, subject to any restrictions that may be imposed by the Toronto Stock Exchange.

7.3   Adjustment in Shares Subject to this Plan

If there is any change in the Shares through the declaration of stock dividends of Shares, through any consolidations, subdivisions or reclassification of Shares, or otherwise, the number of Shares available under this Plan, the Shares subject to any Award, and the exercise price of any Option shall be adjusted as determined to be appropriate by the Board, and such adjustment shall be effective and binding for all purposes of this Plan.

7.4   Transferability

Any Awards accruing to any Participant in accordance with the terms and conditions of this Plan shall not be transferable unless specifically provided herein. During the lifetime of a Participant all Awards may only be exercised by the Participant. Awards are non-transferable except by will or by the laws of descent and distribution.

7.5   Employment

Nothing contained in this Plan shall confer upon any Participant any right with respect to employment or continuance of employment with the Company or any Affiliate, or interfere in any way with the right of the Company or any Affiliate to terminate the Participant's employment at any time. Participation in this Plan by a Participant is voluntary.

7.6   Record Keeping

The Company shall maintain a register in which shall be recorded:

(a)   the name and address of each Participant;

(b)   the number of Awards granted to each Participant and relevant details regarding such Awards; and

(c)   such other information as the Board may determine.

7.7   Necessary Approvals

This second amended and restated equity incentive plan of the ~~Corporation~~Company continues to be in effect. The amendments adopted by the Board on May 15, 2023 shall become effective on such date, except for: (i) Part 9 which shall become effective on the Arrangement Effective Date as contemplated in the Plan of Arrangement: (ii) the two sets of amendments adopted by the Board on December 3, 2023, which shall become effective on such date; and (iii) the amendments adopted by the Board on May 10, 2024, subject in all cases to the approval of (a) the Toronto Stock Exchange and (b) the New York Stock Exchange, if applicable.

7.8   Amendments to Plan

The Board shall have the power to, at any time and from time to time, either prospectively or retrospectively, amend, suspend or terminate this Plan or any Award granted under this Plan without shareholder approval, including, without limiting the generality of the foregoing: changes of a clerical or grammatical nature, changes regarding the persons eligible to participate in this Plan, changes to the exercise price, vesting, term and termination provisions of the Award, changes to the Cashless Surrender Right provisions, changes to the authority and role of the Board under this Plan, and any other matter relating to this Plan and the Awards that may be granted hereunder, provided however that:

(a)   such amendment, suspension or termination is in accordance with applicable laws and the rules of any stock exchange on which the Shares are listed;

(b)   no amendment to this Plan or to an Award granted hereunder will have the effect of impairing, derogating from or otherwise adversely affecting the terms of an Award which is outstanding at the time of such amendment without the written consent of the holder of such Award;

(c)   the expiry date of an Option Period in respect of an Option shall not be more than ten (10) years from the date of grant of an Option except as expressly provided in Section 3.4;

(d)   the Directors shall obtain shareholder approval of:

(i)   any amendment to the number of Shares specified in Section 7.1;

(ii)   any amendment to the limitations on Shares that may be reserved for issuance, or issued, to Insiders, or remove participation limits on non-employee directors or increase the amounts of participation limits on non-employee directors;

(iii)   any amendment that would reduce the exercise price of an outstanding Option other than pursuant to Section 7.3 or permits the cancellation and re-issuance of Options;

(iv)   any amendment that would extend the expiry date of the Option Period in respect of any Option granted under this Plan except as expressly contemplated in Section 3.4;

(v)   any amendment to permit Options to be transferred other than for normal estate settlement purposes; or

(vi)   any amendment to reduce the range of amendments requiring shareholder approval contemplated in this Section.

If this Plan is terminated, the provisions of this Plan and any administrative guidelines and other rules and regulations adopted by the Board and in force on the date of termination will continue in effect as long as any Award or any rights pursuant thereto remain outstanding and, notwithstanding the termination of this Plan, the Board shall remain able to make such amendments to this Plan or the Award as they would have been entitled to make if this Plan were still in effect.

7.9   No Representation or Warranty

The Company makes no representation or warranty as to the future market value of any Shares issued in accordance with the provisions of this Plan.

7.10   Section 409A

It is intended that any payments under the Plan to US Taxpayers shall be exempt from or comply with Section 409A of the Code, and all provisions of the Plan shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes and penalties under Section 409A of the Code.

7.11   Compliance with Applicable Law, etc.

If any provision of this Plan or any agreement entered into pursuant to this Plan contravenes any law or any order, policy, by-law or regulation of any regulatory body or stock exchange having authority over the Company or this Plan, then such provision shall be deemed to be amended to the extent required to bring such provision into compliance therewith.

All Awards and securities which may be acquired pursuant to the exercise of the Awards to be issued pursuant to the Plan will be issued pursuant to the registration requirements of the U.S. Securities Act and applicable state securities laws or an exemption or exclusion from such registration requirements.

7.12   Clawback and Recoupment

All Awards under this Plan shall be subject to forfeiture or other penalties pursuant to any Company clawback policy, as may be adopted or amended from time to time, and such forfeiture and/or penalty conditions or provisions as determined by the Committee.

7.13   Term of the Plan

This Plan shall remain in effect until it is terminated by the Board.

PART 8
ADMINISTRATION OF THIS PLAN

8.1 Administration by the Committee

(a)   Unless otherwise determined by the Board, this Plan shall be administered by the Governance, Nomination, Compensation and Leadership Committee (the "**Committee**") or equivalent committee appointed by the Board and constituted in accordance with such Committee's charter.

(b)   The Committee shall have the power, where consistent with the general purpose and intent of this Plan and subject to the specific provisions of this Plan, to:

 (i)   adopt and amend rules and regulations relating to the administration of this Plan and make all other determinations necessary or desirable for the administration of this Plan. The interpretation and construction of the provisions of this Plan and related agreements by the Committee shall be final and conclusive. The Committee may correct any defect or supply any omission or reconcile any inconsistency in this Plan or in any related agreement in the manner and to the extent it shall deem expedient to carry this Plan into effect and it shall be the sole and final judge of such expediency; and

 (ii)   otherwise exercise the powers delegated to the Committee by the Board and under this Plan as set forth herein.

8.2 Board Role

(a)   The Board, on the recommendation of the Committee or of its own volition, shall determine and designate from time to time the individuals to whom Awards shall be made, the amounts of the Awards and the other terms and conditions of the Awards. The Board may delegate this authority as it sees fit, including as set forth in Section 3.3.

(b)   The Board may delegate any of its responsibilities or powers under this Plan to (i) the Committee, or (ii) the CEO as set forth in Section 3.3.

(c)   In the event the Committee or, in respect of the Delegated Options, the CEO, is unable or unwilling to act in respect of a matter involving this Plan, the Board shall fulfill the role of the Committee (or CEO, as the case may be) provided for herein.

PART 9
PLAN OF ARRANGEMENT

9.1   Plan of Arrangement

This second amended and restated equity incentive Plan has been amended to contemplate the Plan of Arrangement. To the extent applicable, it is intended that the Outstanding Restricted Share Rights and the Outstanding Deferred Share Units will be exchanged for Arrangement Restricted Share Rights and Arrangement Deferred Share Units, respectively, pursuant to the Plan of Arrangement on a tax-deferred basis under subsection 7(1.4) of the Income Tax Act (Canada).

9.2   Arrangement Restricted Share Rights

(a)   For all purposes under the Plan, the date on which an Arrangement Restricted Share Right is granted for purposes of the Plan shall be deemed to be the date of the grant of the Outstanding Restricted Share Right for which such Arrangement Restricted Share Right was exchanged as part of the Plan of Arrangement and, except as set out herein or in the Plan of Arrangement and with such adjustments as the circumstances require, the Arrangement Restricted Share Right shall be deemed (unless otherwise determined by the Board) to have the same terms and conditions (including vesting and expiration) as the Outstanding Restricted Share Right for which such Arrangement Restricted Share Right was exchanged as part of the Plan of Arrangement.

(b)   With respect to Arrangement Restricted Share Rights that replace Performance Share Units, all such Arrangement Restricted Share Rights shall (unless otherwise determined by the Board) be subject to the same time based vesting period as the Performance Share Unit they replace and upon vesting such Arrangement Restricted Share Rights shall be fully satisfied by the issuance of one Share (unless otherwise determined by the Board) irrespective of the applicable performance multiplier to which the Performance Share Unit was subject. Notwithstanding the foregoing, Arrangement Restricted Share Rights that replace Performance Share Units that were fully vested and outstanding prior to the Arrangement Effective Time may be settled by the Company in accordance with the performance multiplier applicable to the Performance Share Units replaced.

(c)   In addition, notwithstanding anything contained herein to the contrary, in respect of each person that is a Participant immediately prior to the Arrangement Effective Time that, due to or in connection with the Arrangement, who ceases to be an Eligible Director or an Eligible Employee and becomes a director, officer or employee of Spinco or any Spinco Designated Affiliate, or provides ongoing services for Spinco or any Spinco Designated Affiliate and complies with the definition of "consultant" or "advisor" as set forth in Form S-8 (a "**Spinco Service Provider**") (each such director, officer, employee or Spinco Service Provider, an "**Arrangement Departing Participant**"), all Arrangement Restricted Share Rights (other than those issued pursuant to paragraph (b)) issued to such Arrangement Departing Participant that replace Outstanding Restricted Share Rights shall (unless otherwise determined by the Board) immediately vest and the underlying Shares shall be issued to the holder of such Arrangement Restricted Share Rights as soon as practicable by the Company following the

Arrangement Effective Date (provided that the Company may establish a schedule for the settlement of Arrangement Restricted Share Rights to ensure the orderly sale of Shares in the markets to satisfy tax withholding obligations), which Arrangement Restricted Share Rights shall then be cancelled.

(d)   With respect to Arrangement Restricted Share Rights issued to an Arrangement Departing Participant that are not immediately vested, upon such Arrangement Departing Participant ceasing to be a director, officer or employee of Spinco or any Spinco Designated Affiliates, or a Spinco Service Provider, as applicable, such Arrangement Departing Participant shall be treated for the purposes of this Plan as having ceased to be so employed with the Company and its Designated Affiliates and such Arrangement Departing Participant's Arrangement Restricted Share Rights shall be dealt with in accordance with Section 4.6 of this Plan.

9.3   Arrangement Deferred Share Units

(a)   For all purposes under the Plan, the date on which an Arrangement Deferred Share Unit is granted for purposes of the Plan shall be deemed to be the date of the grant of the Outstanding Deferred Share Unit for which such Arrangement Deferred Share Unit was exchanged as part of the Plan of Arrangement and, except as set out herein or in the Plan of Arrangement and with such adjustments as the circumstances require, the Arrangement Deferred Share Unit shall be deemed (unless otherwise determined by the Board) to have the same terms and conditions (including vesting and expiration) as the Outstanding Deferred Share Unit for which such Arrangement Deferred Share Unit was exchanged as part of the Plan of Arrangement.

(b)   Notwithstanding anything contained herein to the contrary, (unless otherwise determined by the Board) all Arrangement Deferred Share Units issued to Arrangement Departing Participants shall immediately vest and the underlying Shares shall be issued to the holder of such Arrangement Deferred Share Units as soon as practicable by the Company following the Arrangement Effective Date (provided that the Company may establish a schedule for the settlement of Arrangement Deferred Share Units to ensure the orderly sale of Shares in the markets to satisfy tax withholding obligations), which Arrangement Deferred Share Units shall then be cancelled.

SCHEDULE "B"
BOARD MANDATE

The Board of Directors (the "**Board**") of Lithium Americas (Argentina) Corp. ("**Lithium Argentina**" or the "**Company**") has adopted a Corporate Governance Framework (the "**Framework**") which sets out the Mandate of the Board and its structure reproduced below. Capitalized terms note otherwise defined below have the meanings ascribed thereto in the Framework available at www.lithium-argentina.com.

IV. Board Mandate and Responsibilities

The Board is responsible for the stewardship of the Company and for the oversight of the Company's Management and the management of its business. This includes setting long-term goals and objectives for the Company, formulating plans and strategies necessary to achieve stated objectives and supervising Management in their implementation of stated objectives. Accordingly, and in addition to those matters that must, by law, be approved by the Board, the main duties of the Board are, among others:

A. Approving the issuance of any securities of the Company.

B. Approving the incurrence of any debt by the Company outside the ordinary course of business.

C. Approving material investments, dispositions, joint ventures, and any other major initiatives outside the scope of approved budgets.

D. Reviewing and approving the annual capital and operating budgets, quarterly budget reviews, and discussions with Management relating to strategic and budgetary issues.

E. Reviewing and approving major deviations from the capital and operating budgets.

F. Approving the annual financial statements and quarterly financial statements, including the Management Discussion and Analysis ("**MD&A**"), information circulars, annual reports, offering memorandums, prospectuses and other disclosure documents as deemed necessary by Management.

G. Appointing and monitoring the performance of Management, formulating succession plans for Management and, with the advice of the committee overseeing compensation matters, approving the compensation of Management.

H. Reviewing the principal risks inherent to the business, including financial risks, through periodic reports from management of such risks. Ensuring policies and processes are in place for identifying principal business risks and opportunities for the Company, addressing the extent to which such risks are acceptable to the Company, and ensuring that appropriate systems are in place to manage risks.

I. Reviewing and approving the Company's strategic plans, long-term strategy, organizational development plans and adopting a strategic planning process and monitoring the Company's performance.

J. Determining the composition, structure, processes, and characteristics of the Board and the terms of reference of Committees of the Board and establishing a process for monitoring the Board and its Directors on an ongoing basis.

K. Appointing Committees of the Board, including the Audit and Risk Committee, the Sustainable Development Committee, and the Governance, Nomination, Compensation and Leadership ("**GNCL**") Committee if desirable an Advisory Committee (comprised of nonboard members) and other Board Committees and delegating to any such committee powers of the Board as appropriate and legally permissible.

L. Nominating candidates for the Board to the shareholders, based on recommendations from the GNCL committee that is responsible for overseeing Board nominations.

M. Determining whether individual Directors meet the requirements for independence under applicable regulatory requirements.

N. Monitoring the ethical conduct of the Company and ensuring that it complies with applicable legal and regulatory requirements.

O. Appointing and monitoring the performance of Management, formulating succession plans for Management and, with the advice of the committee overseeing compensation matters, approving the compensation of Senior Officers.

P. Assessing the integrity of the Company's internal control, financial reporting and management information systems, and ensuring appropriate policies and processes are in place.

Q. Ensuring appropriate policies and processes are in place to ensure the Company's compliance with applicable laws and regulations, including timely disclosure of relevant corporate information and regulatory reporting.

R. Exercising direct control during periods of crisis.

S. Serving as a source of advice to Management, based on Directors' expertise and experience.

T. Ensuring that at least one meeting per year is to be devoted substantially to a review of strategic plans proposed by management.

U. Ensuring evaluations of the Board and committees are carried out at least annually.

V. Monitoring Board Responsibilities and other Board policies and terms of reference, as outlined in this Framework, from time to time and propose modifications as applicable.

Although the Board delegates the responsibility for managing the day-to-day affairs of the Company to Management. The Board retains a supervisory role in respect of, and ultimate responsibility for, all matters relating to the Company and its operations. Therefore, the Board needs to be satisfied that the Company's Management will manage the affairs of the Company in the best interest of the shareholders, and that the arrangements made for the management of the Company's business and affairs are consistent with the Board's duties described below.

V. Board Structure

Board Size

The number of Directors is set by the shareholders at each annual shareholder meeting. Presently the number of Directors of the Company is six. The number of Directors may change in the future to ensure a complement of suitable skills and expertise given the Company's stage of development and business activities.

Independent Directors

The Company intends to monitor best practice recommendations and to fully comply with the Framework's requirements relating to the composition and independence of Board and committee members under applicable legislation and stock exchange rules by the effective date of such legislation and rules or earlier and GNCL Board nominations, to identify additional qualified Board candidates required to meet such requirements.

At least annually the Board shall consider and determine whether a Director nominee would upon election or appointment be independent, including in accordance with all independence standards of the stock exchanges that the Company's securities are then traded on. Generally independence of a director means that the individual is not an employee or member of Management of the Company or any subsidiary, receives no compensation from the Company or a subsidiary except compensation for serving as a Director on the Board, has no material relationship with the Company and generally the individual has no conflicts of interest or other ties to Management, the Company or a subsidiary that would lead to a determination that the individual is unable to exercise judgement independent of Management ("Independence Standards"). These same considerations extend to immediate family members of the individual.

A Director nominee is not independent if:

(i) The Director nominee is, or has been within the last three years, an employee of the Company, or an immediate family member is, or has been within the last three years, an executive officer of the Company.

(ii) The Director nominee has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than US$120,000 in direct compensation from the Company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service).

(iii) (A) The Director nominee is a current partner or employee of a firm that is the Company's internal or external auditor; (B) the Director nominee has an immediate family member who is a current partner of such a firm; (C) the Director nominee has an immediate family member who is a current employee of such a firm and personally works on the Company's audit; or (D) the Director nominee or an immediate family member was within the last three years a partner or employee of such a firm and personally worked on the Company's audit within that time.

(iv) The Director nominee or an immediate family member is, or has been with the last three years, employed as an executive officer of another company where any of the Company's present executive officers at the same time serves or served on that company's compensation committee.

(v) The Director nominee is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, the listed company for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of US$1 million, or 2% of such other company's consolidated gross revenues.

A Director nominee's failure to meet the Independence Standards shall not preclude the Board from determining that such Director nominee nonetheless has the requisite integrity, experience, skill and expertise to be an effective Director of the Company.

The Company shall disclose in its annual proxy circular whether a Director nominee is independent.

Election of Directors

All Directors will stand for election at the annual meeting of shareholders and will serve a term that ends at the next annual meeting; unless such Director retires or is removed from office.

Selection

The Board, acting on the recommendation of the Governance, Nomination, Compensation and Leadership Committee, will nominate Director candidates for election at each annual meeting of shareholders and will elect Directors to fill vacancies, including vacancies created because of any increase in the size of the Board, between annual meetings.

Qualifications

Director nominees of the Company should be individuals who are independent and have achieved prominence in their fields, with experience and demonstrated expertise in relevant technical, financial, or strategic disciplines.

A substantial majority of the Board must meet the independence standards described in this Framework, and all candidates must be free from any relationship with management or the Company which would interfere with the exercise of independent judgment.

Candidates should be committed to representing the interests of all shareholders and not any particular constituency. Candidates should among other things bring integrity, insight, and analytical skills to Board deliberations, and must have a commitment to devote the necessary time and attention to properly perform their duties as Director. The Company recognizes the strength and effectiveness of the Board reflects the balance, experience, and diversity of individual Directors; their commitment; and importantly, the ability of Directors to work effectively as a group in carrying out their responsibilities. The Company seeks candidates with diverse experiences who possess the knowledge and skills in areas of importance to the Company.Acting on the recommendation of the GNCL Committee, the Board shall assign members with particular experience required for service on Board Committees, as described in the respective committee charters.

Orientation

New non-employee Directors will receive appropriate orientation from appropriate Management regarding the Company's business and affairs. New Directors also participate in office and site visits and have the opportunity to meet with the Workforce. An orientation manual is also provided to new Directors that includes the Company's policies, this Framework, Board committee charters and other information about our Company.

Change in Status

To avoid any potential conflict of interest, directors will not accept a seat on any additional company board without first reviewing the matter with the Governance and Nomination Committee.

Continuing Education

Reviews of aspects of the Company's operations will be presented by appropriate executives from time to time as part of the agenda of regular Board meetings. The Board will also periodically conduct an onsite visit to the Company's operations site, so that Directors may observe and provide input on aspects of the business. It is also expected that each Director will remain well informed regarding current developments and best practices in corporate governance. In that regard, the Board considers it desirable that Directors participate in continuing education opportunities and considers such participation an appropriate expense to be reimbursed by the Company.

Board Meetings

The Board holds quarterly meetings and meets on an ad hoc basis as required, generally by means of telephone and video conferencing facilities, with in-person meetings scheduled from time to time. The Independent Directors shall also have the opportunity to meet regularly and separately from Management.

Agenda and Briefing Material

The Chairperson of the Board (the "**Chair**") will set the agenda for the Board meetings, taking into consideration suggestions from other Directors, the Chief Executive Officer ("**CEO**") or Management. The Board expects Management to provide Directors with information concerning the business and affairs of the Company on a timely basis, including financial and operating information, as well as information concerning industry developments as they occur, all with a view to enable the Board to discharge its stewardship obligations effectively.

Meeting minutes are provided to the Board for review and comment prior to being approved, with approval generally obtained at the next following formal meeting of the Board.

Meeting Attendance and Director Availability

It is expected that each Director will make every effort to attend each Board meeting and each committee meeting on which they sit through in person or virtual attendance. Directors are expected to participate in a minimum of 75% of the Board meetings on an annual basis.

Director Preparedness

Each Director should be familiar with the agenda for each meeting have carefully reviewed all materials distributed in advance of the meeting, and be prepared to participate meaningfully in the meeting, and to discuss all scheduled items of business.

Other Directorships

Recognizing the substantial time commitment required of Directors, it is expected that Directors will serve on the boards of other companies only to the extent that, in the judgment of the Board, such services do not detract from the Directors' ability to devote the necessary time and attention to the Company. The GNCL Committee will, at least annually, review all Directors' service on the boards of other companies. The obligations of the Board must be performed continuously, and not merely from time to time, and in times of crisis or emergency, the Board may have to assume a more direct role in managing the affairs of the Company.

Confidentiality

The proceedings and deliberations of the Board and its Committees are confidential. Each Director will maintain the confidentiality of information received in connection their service as a Director, including internal discussions and information on the processes of the Board and its Committees.

In-Camera Sessions

In-camera sessions of Independent Directors will normally be held immediately following each meeting of the full Board. There is no fixed duration for in-camera sessions. Additional in-camera sessions may be convened by any Independent Director at their discretion and any Independent Director may raise issues for discussion at an in-camera session. In-camera sessions are led by the Chair or the applicable Committee chair.

Board Evaluations

The Governance, Nomination, Compensation and Leadership Committee is responsible for overseeing and establishing processes to evaluate the effectiveness of the Board, Committees and individual Directors, along with reviewing charters. It is also responsible for reviewing: (i) the performance of individual Directors, the Board as a whole, and committees of the Board; and (ii) the performance evaluation of the Chair of each Board Committee. These assessments are conducted at least annually on an informal basis and may be performed by a third party.